Exhibit 99.1
Commission File Number 001-31914
China Life Insurance Company Limited      Annual Report 2009

Contents	1

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	11

Changes in Share Capital and Shareholdings of Substantial Shareholders	22

Directors, Supervisors, Senior Management and Employees	28

Corporate Governance	40

Report of the Board of Directors	64

Report of the Supervisory Committee	68

Significant Events	72

Honors & Awards	78

Report of Auditor	79

Consolidated Statement of Financial Position	81

Statement of Financial Position	83

Consolidated Statement of Comprehensive Income	85

Consolidated Statement of Changes in Equity	87

Consolidated Statement of Cash Flow	88

Notes to the Consolidated Financial Statements	90

Embedded Value	187

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
2	Definitions

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

P&C Company	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this annual report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region

Yuan	Renminbi Yuan

[1]	except for “the Company” referred to in the Consolidated Financial Statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Company Profile	3
Registered Name in Chinese:
Registered Name in English:
China Life Insurance Company Limited (“China Life”)
Legal Representative:
Yang Chao
Secretary to the Board of Directors:
Liu Yingqi
Office Address: 16 Financial Street, Xicheng
District, Beijing, P.R.China 100033
Telephone: 86-10-63631191
Fax: 86-10-66575112
Email: ir@e-chinalife.com
Securities Representative:
Lan Yuxi
Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033
Telephone: 86-10-63631068
Fax: 86-10-66575112
Email: lanyuxi@e-chinalife.com
Registered Office Address:
16 Chaowai Avenue, Chaoyang District, Beijing, P.R.China 100020
Current Office Address:
16 Financial Street, Xicheng District, Beijing, P.R.China 100033
Telephone: 86-10-63633333
Fax: 86-10-66575722
Website: www.e-chinalife.com
Email: ir@e-chinalife.com
Hong Kong Office:
Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong
Telephone: 852-29192628
Fax: 852-29192638
Newspapers for Company’s A Share Disclosure:
China Securities Journal
Shanghai Securities News
Securities Times

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
4	Company Profile
CSRC’s nominated Website for the Company’s Annual Report Disclosure:
www.sse.com.cn
Company’s H Share Disclosure Websites:
The Company’s website at www.e-chinalife.com
HKSE’s HKExnews website at www.hkexnews.hk
Location where the Company’s Annual Reports may be Obtained:
12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R.China
Stock Information:

A Share:	H Share:	ADR:
Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Short Name: China Life	Short Name: China Life	Stock Code: LFC
Stock Code: 601628	Stock Code: 2628
H Share Registrar and Transfer Office:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong
Depositary:
Deutsche Bank2
60 Wall Street, New York, NY 10005
Domestic Legal Adviser:
King & Wood
International Legal Advisers:
Latham & Watkins
Freshfields Bruckhaus Deringer
Debevoise & Plimpton LLP
Date of First Registration of the Company:
30 June 2003
Initial Registered Address of the Company:
16 Chaowai Avenue, Chaoyang District, Beijing, P.R.China 100020
Corporate Business Licence Serial Number:
1000001003796

[2]	the Company’s Depository bank changed from JPMorgan Chase Bank to Deutsche Bank on 4 January 2010.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Company Profile	5
Tax Registration Certificate Number:
11010271092841X
Organization Code:
71092841-X
Auditors of the Company:
Domestic Auditor:
PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company
Address: 11F, PricewaterhouseCoopers Center, Corporate Avenue 2, 202 Hu Bin Road, Luwan District, Shanghai 200021, P.R. China
International Auditor:
PricewaterhouseCoopers
Address: 22/F, Prince’s Building, Central, Hong Kong

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
6	Financial Summary

	RMB million
	Under International Financial			Under Hong Kong Financial
	Reporting Standards (IFRS)			Reporting Standards (HKFRS)
Major Financial Data	2009	2008	Change	2008	2007	2006	2005

For the year ended 2009
Total revenues	339,290	300,385	13.0%	166,811	191,372	147,311	98,212
Net premiums earned	275,077	265,177	3.7%	120,926	103,713	91,750	73,955
Benefits, claims and expenses	298,249	280,370	6.4%	144,235	146,390	121,706	86,702
Insurance benefits and claims	237,038	231,949	2.2%	89,823	76,288	68,420	54,029
Net profit before income tax expenses	41,745	19,959	109.2%	22,804	45,391	25,605	11,510
Net profit attributable to shareholders of the Company	32,881	19,137	71.8%	21,277	38,879	19,956	9,306
Net cash inflow from operating activities	149,700	126,077	18.7%	84,779	122,854	80,352	31,828

As at 31 December 2009
Total assets	1,226,257	987,493	24.2%	1,044,828	933,704	764,395	559,219
Investment assets	1,172,145	937,403	25.0%	937,403	850,209	686,804	494,356
Total liabilities	1,013,481	812,622	24.7%	863,255	727,328	624,190	478,410
Total shareholders’ equity	211,072	173,947	21.3%	180,649	205,500	139,665	80,378

Per share (RMB Yuan)
Earnings per share (basic and diluted)	1.16	0.68	71.8%	0.75	1.38	0.75	0.35
Shareholders’ equity per share	7.47	6.15	21.3%	6.39	7.27	4.94	2.84
Net cash inflow from operating activities per share	5.30	4.46	18.7%	3.00	4.35	2.84	1.13

Major financial ratio
Weighted average ROE (%)	17.13	10.29	increase of 6.84 percentage points	11.07	22.53	18.14	12.67
Ratio of assets and liabilities (%)	82.65	82.29	increase of 0.36 percentage points	82.62	77.90	81.66	85.55
Gross investment yield (%)	5.78	3.48	increase of 2.30 percentage points	3.40	10.24	7.97	3.80

Note 1:	Net profit refers to net profit attributable to shareholders of the Company, while shareholders’s equity refers to shareholders’ equity attributable to shareholders of the Company.

Note 2:
Investment assets = Cash and cash equivalents + Securities at fair value through income + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted

Note 3:	Ratio of assets and liabilities = Total assets/Total liabilities

Note 4:
Gross investment yield = (Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/(losses) on assets at fair value through income - Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

Note 5:	For an explanation in relation to the first-time adoption of IFRS, please find details in Note 2 in the Notes to the Consolidated Financial Statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Chairman’s Statement	7
Yang Chao, Chairman

“To proactively explore a distinct development path with China Life characteristics, which will steadily lead the Company to the goal of being a first-class international life insurance company.”
The year 2009 was the most difficult year for economic development in China after embarking on the century. The deep recession of the global economy at the beginning of the year substantially impacted on the Chinese economy. With timely stimulus measures implemented by the Chinese government, the Chinese economy became one of the first to recover. Facing complex and volatile external operating environment, the Company adhered to the guidelines laid down by the scientific concept of development and the overall strategy of ‘seeking stable growth, improving profitability through business restructuring, deepening reforms and strengthening internal control’. The Company strived to turn challenges into opportunities, overcame various difficulties, and achieved stable and healthy business development.
In accordance with the regulations of the Company’s onshore and offshore listed jurisdictions, starting from the Reporting Period, accounting policy changes were made to the Company’s onshore financial report, and the International Financial Reporting Standards were adopted for its offshore financial report. During the Reporting Period, the Company’s total revenues reached RMB339,290 million, up 13.0% year-on-year. Net profit attributable to shareholders of the Company was RMB32,881 million, up 71.8% year-on-year, and earnings per share (basic and diluted) were RMB1.16. As at the end of the Reporting Period, the Company’s total assets reached RMB1,226,257 million, up 24.2% from 2008. The Company’s embedded value was RMB285,229 million, up 18.8% from 2008. The Company’s market share3 in 2009 was approximately 36.2%, maintaining its leading position in the life insurance market of China.
The Board of Directors of the Company recommended the payment of a final dividend of RMB0.70 per share. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Friday, 4 June 2010.
The Company was named in ‘Forbes Global 2000’ for the sixth consecutive year, ranking No. 72. China Life was named in ‘Fortune Global 500’ for the seventh consecutive year, ranking No. 133. The ‘China Life’ brand was named in the World Brand Lab’s ‘The World’s 500 Most Influential Brands’ for the third consecutive year. The Company’s comprehensive strength and brand value have been enhanced.

[3]	According to the premiums data of life insurance companies released by CIRC.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
8	Chairman’s Statement
REVIEW OF 2009
The Company strived to seek growth while maintaining steady and healthy business performance. It focused on adjusting its business structure to enhance business profitability and achieved significant progress. For the Reporting Period, the Company’s net premiums earned reached RMB275,077 million, up 3.7% year-on-year. The percentage of first-year regular premiums in first-year long-term premiums increased to 25.42% in 2009 from 21.39% in 2008, and the percentage of first-year regular premiums with payment duration of 10 years or longer increased from 38.32% of first-year regular premiums to 49.71%. The percentage of accident insurance premiums in short-term insurance premiums increased to 50.31% in 2009 from 47.19% in 2008. Renewal premiums became a stronger driver for growth, with renewal premiums growing by 21.3% when compared to 2008, and the proportion of renewal premiums in gross written premiums increased to 38.20% in 2009 from 32.72% in 2008. The new business value increased significantly to RMB17,713 million, up 27.2% from 2008. Underwriting quality of the Company was further enhanced, with the Policy Persistency Rate (14 months and 26 months)4 reaching 93.66% and 87.44%, respectively.
In order to effectively respond to the changes in the capital markets, the Company adopted a proactive and prudent investment strategy with an optimized investment portfolio and a properly adjusted investment structure. The Company reduced its scale of investment in bonds and increased the proportion of equity investments, which helped the Company achieve satisfactory investment results. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,172,145 million, up 25.0% from 2008. The proportion of debt securities decreased from 61.43% in 2008 to 49.68% in 2009, while the proportion of equity securities increased from 8.01% to 15.31%. For the Reporting Period, the Company’s gross investment yield was 5.78%. Moreover, the Company seized strategic investment opportunities in the capital markets through its successful bid for the China Construction Bank’s H shares sold by Bank of America, and its investments in Sino-Ocean Land Holdings Limited and the Bank of Hangzhou.
The Company strengthened the centralized management at a provincial level of its exclusive individual agent channel, which effectively enhanced management efficiency and resulted in significant improvements in key performance indicators such as per agent productivity for first year regular premiums with payment duration of 10 years or longer. The group insurance channel intensified its efforts to expand the business from large accounts and large-scale projects while concentrating on underwriting short-term insurance business, resulting in further strengthening of the Company’s market position. The Company focused on improving the operating capability of its bancassurance outlets by changing sales practices and improving sales techniques, and has accomplished significant progress in making structural adjustments and increasing regular premiums from this sales channel. As at the end of the Reporting Period, the Company had approximately 777,000 exclusive agents, an increase of 61,000 from 2008, and 12,700 direct sales representatives. The number of intermediary bancassurance outlets reached 97,000, with 28,000 client service managers and 14,000 financial advisors.

[4]
The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Chairman’s Statement	9
The Company consolidated its insurance application forms and documents to further streamline the application procedures. It also standardised customer service center services and launched self-service systems. These measures substantially enhanced its business processing efficiency. The Company further highlighted the value of its ‘China Life 1+N’ service by leveraging on the China Life Crane Card platform and a series of ‘Joint Hands’ activities, achieving breakthroughs in customer service, sales promotion, and the Company’s overall operating capabilities. The Company has also made progress in the construction of its Beijing Research and Development Centre and its Shanghai Data Centre, optimizing the research and development system and the operation supporting system and strengthening the role of information technology in business management.
In order to further enhance its risk management and internal control procedures, the Company has established and implemented the “Risk Alert System and Hierarchy Management Rules”, enhancing its supervision, evaluation and management of major risks. These measures helped the Company to perfect its comprehensive risk management system. The Company has completed the strategic layout of six regional audit centers (including Beijing), to further implement off-site auditing and special-purpose auditing on the Company’s key operation and management issues such as the execution capabilities and internal control rectifications. The Company continued to host ‘Integrity Comes First’ activities, and named 16 September as its ‘9•16 Integrity and Compliance Day’. It also launched credit assessments on its exclusive individual agents, innovated the method for monitoring sales risks, and established the sales risk monitoring system.
CORPORATE GOVERNANCE
In 2009, the Company successfully completed the election of a new session of the Board of Directors and the Supervisory Committee, and the third sessions of the Board of Directors and the Supervisory Committee were formed. Mr. Sun Changji and Mr. Bruce Douglas Moore have joined the new session of the Board of Directors, and Mr. Shi Xiangming and Mr. Wang Xu have joined the new session of the Supervisory Committee. The Company believes that the new session of the Board of Directors and the Supervisory Committee will continue to play a role in making decisions in relation to and the supervision of the Company’s strategic plans, risk management, internal control and compliance as well as performance appraisals. Meanwhile, the Company expresses its heartfelt gratitude for the significant contribution to the Company’s development by its former Directors Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung, and the former Supervisors Mr. Wu Weimin and Mr. Qing Ge.
CORPORATE SOCIAL RESPONSIBILITY
The Company expanded the geographical coverage of its micro-insurance products to rural areas of 19 provinces and municipalities, and the total number of people covered by these products have reached 8.5 million, creating the so-called ‘Chinese Model of Micro-insurance’ recognized by the insurance industry worldwide. The New Village Cooperative Medical Insurance Scheme has been expanded to 17 provinces and municipalities, and the Basic Medical Insurance Program for urban and township residents has been launched in 9 provinces and municipalities, covering altogether 29 million residents. The Company has also proactively participated in the pilot project of the new rural pension insurance to improve the pension coverage for rural residents. The Company donated funds to construct 15 China Life Fraternity Schools in earthquake-stricken areas, including Sichuan, Gansu, Shaanxi and Chongqing. The Company has held a series of activities under the ‘China Life Earthquake-stricken Orphan Support Plan’, including the scheme for one-on-one assistance of orphans by China Life staff, and the hosting of the ‘China Life Summer Camp’. Through the China Life Charity Foundation, the Company also donated RMB10 million to the Taiwan Region, which was seriously stricken by Typhoon Morakot.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
10	Chairman’s Statement
OUTLOOK
The Company will be confronted with a complicated business environment in 2010. Although the macro economic and financial environment has been recovering, economic operations have not improved on a fundamental level. With the increased flexibility in the macro-economic control policies, the existence of inflation expectations and intensifying competition in the market, the Company will continue to experience pressure in terms of business development and asset management. The implementation of new Insurance Law and related regulations will further regulate market competition and result in healthy development of the insurance industry.
In 2010, the Company will continue to follow the development strategy of the ‘Four Insistences’ to enhance its sustainable development capabilities and solidify its market leading position. Furthermore, the Company will continue to implement its proactive competition strategy, and promote business infrastructural build-up as an important step to change the mode of and strengthen the foundation for business development. The Company will actively seize upon investment opportunities by optimizing asset allocation and flexibly adjusting its investment strategies to enhance investment return. The Company will also strengthen risk control and internal management, and effectively control operating costs. By accelerating adjustments in business structure, strengthening business infrastructure, and continually transforming its mode of development, the Company is proactively exploring a distinct development path with China Life characteristics, which will steadily lead the Company to the goal of being a first-class international life insurance company.
By order of the Board
Yang Chao
Chairman
Beijing, China
7 April 2010

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Management Discussion and Analysis[5]	11
I	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1.	Total Revenues

	RMB million
For the year ended 31 December	2009	2008

Net premiums earned	275,077	265,177
Individual life insurance business	261,694	252,113
Group life insurance business	189	339
Short-term insurance business	13,194	12,725
Investment income	38,890	44,946
Net realised gains/(losses) on financial assets	21,244	(5,964)
Debt securities	3,346	2,445
Equity securities	17,898	(8,409)
Net fair value gains/(losses) on assets at fair value through income	1,449	(7,194)
Debt securities	(277)	300
Equity securities	1,726	(7,494)
Other income	2,630	3,420

Total	339,290	300,385

Net Premiums Earned
During the Reporting Period, net premiums earned were RMB275,077 million, a 3.7% increase from 2008. This was primarily due to an increase in insurance business volume.
(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 3.8% from 2008. This was primarily due to the adjustment of our insurance business structure.

[5]	Unless otherwise specified, financial results of the year ended 31 December 2008 are adjusted for the first time adoption of IFRS.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
12	Management Discussion and Analysis
(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business decreased by 44.2% from 2008. This was primarily due to the adjustment of our group annuity business development strategies.

(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 3.7% from 2008. This was primarily due to our increased development efforts for short-term insurance business.

Investment Income

	RMB million
For the year ended 31 December	2009	2008

Investment income from securities at fair value through income	335	902
Investment income from available-for-sale securities	16,688	22,636
Investment income from held-to-maturity securities	9,882	9,245
Investment income from term deposits	10,805	11,378
Investment income from loans	1,172	696
Other investment income	8	89

Total	38,890	44,946

(1)	Investment Income from Securities at Fair Value through Income

During the Reporting Period, investment income from securities at fair value through income decreased by 62.9% from 2008. This was primarily due to a decrease in the total volume of securities at fair value through income and a decrease of dividends from securities investment funds.

(2)	Investment Income from Available-for-sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 26.3% from 2008. This was primarily due to a decrease of dividends from securities investment funds.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 6.9% from 2008. This was primarily due to an increase in interest income resulting from favorable structural adjustment of our investment in debt securities.

(4)	Investment Income from Term Deposits

During the Reporting Period, investment income from term deposits decreased by 5.0% from 2008. This was primarily due to a decrease in interest income from deposits resulting from a decrease of interest rate.

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 68.4% from 2008. This was primarily due to an increase in interest income from investment in the bonds investment plan.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Management Discussion and Analysis	13
Net Realised Gains/(Losses) on Financial Assets
(1)	Debt Securities

During the Reporting Period, net realised gains/(losses) on financial assets from debt securities increased by 36.9% from 2008. This was primarily due to an increase in income from the buy-sale price differential in the trading of debt securities resulting from our adjustment of debt investment strategies by taking advantage of market opportunities.

(2)	Equity Securities

During the Reporting Period, the change of net realised gains/(losses) on financial assets from equity securities was primarily due to an increase in income from the buy-sale price differential in the trading of stocks and fund interests by taking advantage of favorable stock market conditions and a decrease in assets impairment.

Net Fair Value Gains/(Losses) on Assets at Fair Value through Income
(1)	Debt Securities

During the Reporting Period, the change of net fair value gains/(losses) on assets at fair value through income from debt securities was primarily due to a decrease of the market value of held-for-trading debt securities resulting from unfavorable market conditions in the debt market.

(2)	Equity Securities

During the Reporting Period, the change of net fair value gains/(losses) on assets at fair value through income from equity securities was primarily due to an increase of unrealised profits from stocks and fund interests resulting from favorable market conditions in the equity market.

Other Income
During the Reporting Period, other income decreased by 23.1% from 2008. This was primarily due to a decrease in income from investment contracts management fees.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
14	Management Discussion and Analysis
2.	Benefits, Claims and Expenses

	RMB million
For the year ended 31 December	2009	2008

Insurance benefits and claims
Individual life insurance business	228,968	223,805
Group life insurance business	262	503
Short-term insurance business	7,808	7,641
Investment contracts benefits	2,142	1,931
Policyholder dividends resulting from participation in profits	14,487	1,671
Underwriting and policy acquisition costs	22,936	24,200
Administrative expenses	18,719	16,652
Other operating expenses	2,390	3,409
Statutory insurance fund	537	558

Total	298,249	280,370

Insurance Benefits and Claims
(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to individual life insurance business increased by 2.3% from 2008. This was primarily due to an increase in business volume and the accumulation of liabilities.

(2)	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to group life insurance business decreased by 47.9% from 2008. This was primarily due to a decrease of the volume of the group business resulting from adjustment of the product structure.

(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims attributable to short-term insurance business increased by 2.2% from 2008. This was primarily due to an increase in business volume.
Investment Contracts Benefits
During the Reporting Period, investment contracts benefits increased by 10.9% from 2008. This was primarily due to an increase in average account balance resulting from the increased volume of investment contracts business.
Policyholder Dividends Resulting from Participation in Profits
During the Reporting Period, policyholder dividends resulting from participation in profits increased by 767.0% from 2008. This was primarily due to an increase in investment yield for participating products.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Management Discussion and Analysis	15
Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs decreased by 5.2% from 2008. This was primarily due to the adjustment of our product structure and improvements in our sales approach.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 12.4% from 2008. This was primarily due to business development and increased market competition.

Other Operating Expenses

During the Reporting Period, other operating expenses decreased by 29.9% from 2008. This was primarily due to a decrease in foreign exchange losses resulting from a relatively stable interest rate.

3.	Profit before Income Tax

	RMB million
For the year ended 31 December	2009	2008

Individual life insurance business	39,769	19,075
Group life insurance business	467	81
Short-term insurance business	420	596
Other	1,089	207

Total	41,745	19,959

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business increased by 108.5% from 2008. This was primarily due to an increase in investment yield resulting from favorable capital market conditions.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 476.5% from 2008. This was primarily due to adjustments in the group business structure and an increase in investment yield resulting from favorable capital market conditions.

(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business decreased by 29.5% from 2008. This was primarily due to the heightened intensity of market competition.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
16	Management Discussion and Analysis
4.	Income Tax

During the Reporting Period, income tax of the Company was RMB8,709 million, a 1,171.4% increase from 2008. This was primarily due to an increase in profit before income tax and a decrease in non-taxable income. Our effective tax rate for 2009 was 20. 86%.

5.	Net Profit

During the Reporting Period, net profit attributable to shareholders of the Company was RMB32,881 million, a 71.8% increase from 2008. This was primarily due to an increase in investment yield resulting from favorable capital market conditions.

II.	ANALYSIS OF MAJOR BALANCE SHEET ITEMS
1.	Major Assets

	RMB million
	As at 31	As at 31
	December 2009	December 2008

Investment assets	1,172,145	937,403
Term deposits	344,983	228,272
Held-to-maturity securities	235,099	211,929
Available-for-sale securities	517,499	424,939
Securities at fair value through income	9,133	14,099
Cash and cash equivalents	36,197	34,085
Loans	23,081	17,926
Statutory deposits — restricted	6,153	6,153
Other assets	54,112	50,090

Total	1,226,257	987,493

Term Deposits
As at the end of the Reporting Period, term deposits increased by 51.1% from 2008. This was primarily due to our increased efforts for investment in negotiated deposits with floating interest rates.
Held-to-Maturity Securities
As at the end of the Reporting Period, held-to-maturity securities increased by 10.9% from 2008. This was primarily due to an increase in our total investment assets.
Available-for-Sale Securities
As at the end of the Reporting Period, available-for-sale securities increased by 21.8% from 2008. This was primarily due to an increase in our total investment assets.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Management Discussion and Analysis	17
Securities at Fair Value Through Income

As at the end of the Reporting Period, securities at fair value through income decreased by 35.2% from 2008. This was primarily due to a decrease of the volume of held-for-trading fund interests.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 6.2% from 2008. This was primarily due to an increase in the total investment assets and the asset allocation demand.

Loans

As at the end of the Reporting Period, loans increased by 28.8% from 2008. This was primarily due to an increase in the demand of policy loans.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 31 December 2009		As at 31 December 2008
	Amount	Percentage	Amount	Percentage

Cash and cash equivalents	36,197	3.09%	34,085	3.64%
Term deposits	344,983	29.43%	228,272	24.35%
Bonds	582,315	49.68%	575,885	61.43%
Funds	76,367	6.52%	33,953	3.62%
Common stocks	103,038	8.79%	41,124	4.39%
Other investment form	29,245	2.49%	24,084	2.57%

Total	1,172,145	100%	937,403	100%

2.	Major Liabilities

	RMB million
	As at 31	As at 31
	December 2009	December 2008

Insurance contracts	818,164	662,865
Financial liabilities	100,879	76,453
Investment contracts	67,326	65,063
Securities sold under agreements to repurchase	33,553	11,390
Policyholder dividends payable	54,587	43,178
Annuity and other insurance balances payable	5,721	4,980
Deferred tax liabilities	16,361	10,344
Other liabilities	17,769	14,802

Total	1,013,481	812,622

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
18	Management Discussion and Analysis
Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 23.4% from 2008. This was primarily due to an increase in business volume and the accumulation of liabilities.

Financial Liabilities

As at the end of the Reporting Period, financial liabilities increased by 31.9% from 2008. This was primarily due to an increase of securities sold under agreements to repurchase.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 26.4% from 2008. This was primarily due to an increase in investment yield for participating products and an increase in unrealised profit of financial assets (available-for-sale securities).

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 14.9% from 2008. This was primarily due to the accumulation of liabilities.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 58.2% from 2008. This was primarily due to an increase in unrealised profit of financial assets (available for sale).

3.	Shareholders’ Equity

As at the end of the Reporting Period, shareholders’ equity was RMB 211,072 million, a 21.3% increase from 2008. This increase was primarily due to an increase in business volume and investment yield.
III.	ANALYSIS OF CASH FLOW
1.	Liquidity Sources
Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.
Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB36,197 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB344,983 million.
Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB582,885 million, while investments in equity securities had a fair value of RMB179,405 million. The Company is also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Management Discussion and Analysis	19
2.	Liquidity Uses
Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.
We believe that our sources of liquidity are sufficient to meet our current cash requirements.
3.	Consolidated Cash Flows

	RMB million
For the year ended 31 December	2009	2008

Net cash provided by operating activities	149,700	126,077
Net cash used in investment activities	(163,751)	(115,910)
Net cash provided/used by financing activities	16,167	(1,111)
Foreign currency losses on cash and cash equivalents	(4)	(288)

Net increase of cash and cash equivalents	2,112	8,768

During the Reporting Period, net cash provided by operating activities increased by 18.7% from 2008. This was primarily due to an increase of written premiums and a decrease of claims payments. Net cash used in investment activities increased by 41.3% from 2008. This was primarily due to an increase in total investment assets and investment arrangements. The change of net cash provided by financing activities was primarily due to the Company’s demand of assets allocation and cash assets management.
IV.	SOLVENCY RATIO
The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as of 31 December 2009:

	RMB million
	As at 31	As at 31
	December 2009	December 2008

Actual capital	147,119	124,561
Minimum capital	48,459	40,154
Solvency ratio	303.59%	310.21%
The decrease of our solvency ratio was primarily due to an increase in the minimum capital requirement resulting from our business development.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
20	Management Discussion and Analysis
V.	BUSINESS OPERATIONS OF OUR SUBSIDIARIES AND AFFILIATES DURING THE REPORTING PERIOD

				RMB million
		Registered		Total	Net	Net
Name	Business Scope	Capital	Shareholding	Assets	Assets	Profit

China Life Asset Management Company Limited	Management and utilization of owned capital; entrusted capital management; consulting business relevant to the assets management business; other assets management business permitted by applicable PRC laws and regulations	3,000	60%	4,679	3,753	410

China Life Pension Company Limited	Group and individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by CIRC	2,500	87.4% is held by the Company, and 4.8% is held by AMC	2,441	2,321	(116)

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health and accident insurance; reinsurance of the above	4,000	40%	12,138	2,448	80
VI.	FUTURE PROSPECT AND RISK ANALYSIS

The Company’s general considerations regarding development for the year of 2010 are to follow the Scientific Outlook on Development, expedite structural adjustments, strengthen fundamental infrastructure, continue to promote the transformation of the Company’s mode of development, ensure a sustainable and stable growth in business, persist in structure optimization, intensify management control, increase profits steadily, and explore the distinct development path with China Life characteristics.

The major risk factors which may impact on the Company’s future development strategy and business objectives include:
(1)	Macro economic policy risks

In 2010, macro economic policy will in general continue to be consistent and stable, and will be more flexible and pertinent when applied in practice. As inflation worldwide is expected to intensify and the pressure to suppress inflation increases, the flexibility of macro economic policy and its potential partial adjustments, as well as adjustments in the economic stimulation policies, will bring considerable impact on the financial market. As such, the Company’s business development and assets management will be affected to a certain extent.

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China Life Insurance Company Limited Annual Report 2009
Management Discussion and Analysis	21
(2)	Business development risks

The basis of the rebound in macro economy is neither stable, solid nor balanced, which makes it more difficult for the Company to further adjust and optimize its business structure while preserving business growth at a steady rate. If the economy recovers relatively slowly, some enterprises’ and citizens’ ability and willingness to purchase insurance products may become directly or indirectly affected. This in turn may affect the rate of increase of premiums of the Company. If the industry moves along at a relatively quick pace, the Company may have to appropriately increase its rate of business growth in order to maintain its advantageous market position. This may affect certain business structure optimization goals and the improvement of profit levels.

(3)	Investment risks

Because of the uncertainty and complexity of economic trends both at home and abroad, capital markets and currency markets may experience fluctuations and volatility. As such, the investment proceeds of the Company may be affected, which will make the allocation of assets more difficult. As China expands the scale of equity and debt financing and promotes the expedition of the establishment of a multi-level capital market system, the Company may invest some of its insurance funds through these new investment channels or utilize new investment vehicles. There may be uncertainties associated with these new investment channels and new investment vehicles, which may have a negative impact on the Company’s investment income. Moreover, some of the Company’s assets are held in foreign currencies. The value of the Company’s foreign currency denominated assets may be adversely affected by exchange rate movements.

In 2010, the Company will further transform its mode of development, continue to increase the level of its structural adjustment and focus on the improvement of market competitiveness in urban areas. The Company plans to increase its premium income in 2010 by more than 5%. However, given the above-mentioned risk factors, the Company’s business development faces a complex external operating environment. In addition, since competition in the insurance industry has intensified, the Company will need to properly adjust its business development objectives in accordance with market trends in a timely manner, such that it can efficiently respond to challenges from market competitors and maintain its leading market position. Meanwhile, the Company will control its costs at a reasonable level, optimize resource allocation, and devote more effort into business development and team building, and thereby improving the Company’s profitability. The Company expects that it will have sufficient capital for 2010 to meet its insurance business expenditures and general new investment needs. The Company will make corresponding arrangements in accordance with market conditions to facilitate the implementation of its future development strategy.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
22	Changes in Share Capital and Shareholdings of Substantial Shareholders
(1)	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company. The changes in shares with selling restrictions are set out below:

			Number of	Number of
	Number of shares	Number of shares	additional shares	shares subject
	subject to selling	released from	subject to	to selling
	restrictions at the	selling restrictions	selling restrictions	restrictions
	beginning of the	in the Reporting	in the Reporting	at the end of the	Reason for	Date of release of
Name of shareholder	Reporting Period	Period	Period	Reporting Period	selling restrictions	selling restrictions

China Life Insurance (Group) Company (CLIC)	19,323,530,000	—	—	19,323,530,000	The controlling shareholder had agreed to a lock-up period of 36 months starting from 9 January 2007, the date of listing of the Company’s A shares on the SSE	11 January 2010

Total	19,323,530,000	—	—	19,323,530,000	—	—

The lock-up of the 19,323,530,000 shares held by CLIC has expired on 11 January 2010. Of these shares, 19,173,530,000 shares are now tradable in the market, and the remaining 150,000,000 shares are frozen in accordance with laws. For further information, please refer to the section headed “Undertakings of the Company or Shareholders holding more than 5% of the Share Capital of the Company which are either Given or Effective during the Reporting Period” of this annual report.

(2)	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Changes in Share Capital and Shareholdings of Substantial Shareholders	23
(3)	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLERS
1.	Number of shareholders and their shareholding
Unit: Shares

No. of A shareholders: 223,840
Total number of shareholders at the end of the Reporting Period
No. of H shareholders: 36,612

Particulars of top ten shareholders of the Company

					Number of
				Increase/decrease	shares subject	Number of
	Nature of	Percentage of	Total number	during the	to selling	pledged or
Name of shareholder	shareholder	shareholding(%)	of shares held	Reporting Period	restrictions	lock-up shares

China Life Insurance (Group) Company (CLIC)	State-owned corporate shareholder	68.37	19,323,530,000	—	19,323,530,000	150,000,000	Note 1

HKSCC Nominees Limited Note 2	Foreign shareholder	25.73	7,272,462,240	-9,047,865	—	—

State Development & Investment Corporation Note 3	Other	0.18	49,800,000	—	—	—

China National Investment & Guaranty Co., Ltd Note 3	Other	0.10	29,450,014	-9,749,986	—	—

ICBC-Bosera Third Industry Growth Stock Securities Investment Fund Note 4	Other	0.10	27,000,000	1,887,802	—	—

China Pacific Life Insurance Co., Ltd.-Tradition-Ordinary Insurance Products	Other	0.09	24,532,882	24,532,882	—	—

IFC-Standard Chartered-CITIGROUP GLOBAL MARKETS LIMITED	Other	0.09	24,049,318	9,813,068	—	—

ICBC-Lion Stock Securities Investment Fund Note 4	Other	0.07	20,475,516	-10,024,484	—	—

China National Nuclear Corporation Note 3	Other	0.07	20,000,000	—	—	—

DEUTSCHE BANK AKTIENGESELLSCHAFT	Foreign corporation	0.07	19,594,594	15,845,140	—	—

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
24	Changes in Share Capital and Shareholdings of Substantial Shareholders

Details of shareholders	Note 1:
On 19 June 2009, the Ministry of Finance, the State-owned Assets Supervision and Administration Commission of the State Council, the CSRC and the National Council for Social Security Fund jointly issued the “Measures for the Implementation of Transferring Part of the State-owned Shares to Enrich the Social Security Fund in the Domestic Securities Market” and Circular No. 63. The promulgations stipulated that shares that have to be transferred by obligated state-owned shareholders are frozen as of the issuing date of the notification. As at the end of the Reporting Period, 150 million shares held by CLIC had been frozen legally.

Note 2:
HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are collateralized or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are collateralized or frozen.

Note 3:
The State Development & Investment Corporation, China National Investment & Guaranty Co., Ltd. and China National Nuclear Corporation have become the top 10 shareholders of the Company through the strategic placement during the initial public offering of A shares in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

Note 4:
Industrial and Commercial Bank of China Limited is the custodian of ICBC-Bosera Third Industry Growth Stock Securities Fund and ICBC-Lion Stock Securities Investment Fund. Save as disclosed above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Changes in Share Capital and Shareholdings of Substantial Shareholders	25
Particulars of the top ten shareholders not subject to selling restrictions
Unit: shares

	Number of shares not subject
Name of shareholder	to selling restrictions	Type of shares

HKSCC Nominees Limited	7,272,462,240	H shares
State Development & Investment Corporation	49,800,000	A shares
China National Investment & Guaranty Co., Ltd	29,450,014	A shares
ICBC-Bosera Third Industry Growth Stock Securities Investment Fund	27,000,000	A shares
China Pacific Life Insurance Co., Ltd.-Tradition-Ordinary Insurance Products	24,532,882	A shares
IFC-Standard Chartered-CITIGROUP GLOBAL MARKETS LIMITED	24,049,318	A shares
ICBC-Lion Stock Securities Investment Fund	20,475,516	A shares
China National Nuclear Corporation	20,000,000	A shares
DEUTSCHE BANK AKTIENGESELLSCHAFT	19,594,594	A shares
China International Television Corporation	18,452,300	A shares

Description of any connected relationships or concerted actions among the above-mentioned shareholders	Industrial and Commercial Bank of China Limited is the custodian of ICBC-Bosera Third Industry Growth Stock Securities Investment Fund and ICBC-Lion Stock Securities Investment Fund. Save as disclosed above, the Company is not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.
2.	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

	Legal	Registered	Date of
Name of company	representative	capital	incorporation	Main business

CLICNote	Yang Chao	4.6 billion	21 July 2003	The Company is engaged in life insurance, health insurance, accident and other types of personal insurance; re-insurance of life insurance business; businesses for use of funds that are permitted under the national laws and regulations or approved by the State Council; all kinds of personal insurance services, consulting and agency services; other businesses approved by the CIRC.

Note:
CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
26	Changes in Share Capital and Shareholdings of Substantial Shareholders

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

(4)	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to any Directors, Supervisors and the chief executive of the Company, as at 31 December 2009, the following persons (other than the Directors, Supervisors, and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

						Percentage of
					Percentage of the	the total
			Number of		respective type	number of shares
Name of substantial shareholder	Capacity	Type of shares	shares held		of shares (%)	in issue (%)

CLIC	Beneficial owner	A Shares	19,323,530,000	(L)	92.80	68.37

JPMorgan Chase & Co. (Note 1)	Beneficial owner, investment	H Shares	594,772,730	(L)	7.99	2.10
	manager and custodian		48,351,405	(S)	0.65	0.17
	corporation/approved		292,164,343	(P)	3.93	1.03
	lending agent

Blackrock, Inc. (Note 2)	Interest of corporation	H Shares	449,440,640	(L)	6.04	1.59
	controlled by		180,000	(S)	0.00	0.00
	Blackrock, Inc.
The letter L denotes a long position. The letter S denotes a short position. The letter P denotes interest in a lending pool.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Changes in Share Capital and Shareholdings of Substantial Shareholders	27

Note (1):
JPMorgan Chase & Co. was interested in a total of 594,772,730 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JPMorgan Asset Management (Japan) Limited, JF Asset Management Limited, J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., JPMorgan Asset Management (Taiwan) Limited, JF International Management Inc., China International Fund Management Co Ltd and J.P. Morgan Markets Limited were interested in 292,164,343 H shares, 2,411,912 H shares, 31,485,909 H shares, 641,000 H shares, 184,118,750 H shares, 31,849,962 H shares, 25,632,854 H shares, 10,394,000 H shares, 1,584,000 H shares, 8,309,000 H shares and 6,181,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 594,772,730 H shares are 292,164,343 H shares (3.93%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV, SFO in 48,351,405 H shares (0.65%).

Note (2):
Blackrock, Inc. was interested in a total of 449,440,640 H shares in accordance with the provisions of Part XV, SFO. Of these shares, BlackRock Advisors, LLC, BlackRock Investment Management (UK) Limited, BlackRock Fund Managers Limited, BlackRock International Limited, BlackRock Advisors (UK) Limited, BlackRock Luxembourg S.A., BlackRock Investment Management (Australia) Limited, BlackRock Institutional Trust Company N.A., BlackRock Fund Advisors and BlackRock Investment Management, LLC were interested in 14,663,265 H shares, 7,515,995 H shares, 2,539,000 H shares, 4,728,980 H shares, 49,647,307 H shares, 6,141,985 H shares, 190,995 H shares, 361,311,140 H shares, 288,029,665 H shares and 4,450,973 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Blackrock, Inc.

Blackrock, Inc. held by way of attribution a short position as defined under Part XV, SFO in 180,000 H shares.
Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2009, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
28	Directors, Supervisors, Senior Management and Employees
I	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1.	Current Directors

								Total emolument
								received from the
					Number			Company in the	Whether receiving
					of shares	Number of		Reporting Period	remuneration and
					held at the	shares held		in RMB	allowance from
					beginning	at the end	Reason	ten thousands	shareholders or other
Name	Position	Gender	Age	Term	of the year	of the year	for changes	(Before tax)	associates
Yang Chao	Chairman, Executive Director	Male	60	Since 16 June 2006	0	0	/	86	No
Wan Feng	Executive Director	Male	52	Since 16 June 2006	0	0	/	93	Yes (Paid to the Company)
Lin Dairen	Executive Director	Male	52	Since 27 October 2008	0	0	/	85	No
Liu Yingqi	Executive Director	Female	52	Since 27 October 2008	0	0	/	85	No
Miao Jianmin	Non-executive Director	Male	45	Since 27 October 2008	0	0	/	0	Yes
Shi Guoqing	Non-executive Director	Male	58	Since 16 June 2006	0	0	/	0	Yes
Zhuang Zuojin	Non-executive Director	Female	58	Since 16 June 2006	0	0	/	0	Yes
Sun Shuyi	Independent Director	Male	69	Since 16 June 2006	0	0	/	0	No
Ma Yongwei	Independent Director	Male	68	Since 16 June 2006	0	0	/	0	No
Sun Changji	Independent Director	Male	68	Since 25 May 2009	0	0	/	0	No
Bruce Douglas Moore	Independent Director	Male	61	Since 25 May 2009	0	0	/	16	No

Total	/	/	/	/	0	0	/	365	/

Note:

1.
According to the “Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited”, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not be re-elected for more than six years.

2.
The positions of the Directors in this annual report reflect their positions as at the submission date of the Company’s annual report. The emoluments are calculated based on the terms of office during the Reporting Period.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Directors, Supervisors, Senior Management and Employees	29
3.
On 25 May 2009, Mr. Sun Changji and Mr. Bruce Douglas Moore are appointed as Independent Directors of the Company in the 2009 Annual General Meeting (Annual General Meeting for the year 2008). On 4 June 2009, CIRC approved the appointment of Mr. Sun Changji and Mr. Bruce Douglas Moore as Independent Directors of the Company.

4.
According to the relevant rules and regulations of China, Mr. Sun Shuyi, Mr. Ma Yongwei and Mr. Sun Changji, Independent Directors, have not received any emoluments from the Company during the Reporting Period. The emolument received by Mr. Bruce Douglas Moore, Independent Director, does not include the part that is subject to the performance appraisal result of 2009. That part of emolument will be released after the appraisal is completed.

5.
According to the new regulations of the relevant authorities of China, the final amount of emoluments of the Chairman and Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

2.	Current Supervisors

								Total emolument
								received from the
					No. of			Company in the	Whether receiving
					shares			Reporting Period	remuneration and
					held at the	No. of shares		in RMB	allowance from
					beginning	held at the end	Reason for	ten thousands	shareholders or other
Name	Position	Gender	Age	Term	of the year	of the year	changes	(Before tax)	associates
Xia Zhihua	Chairperson of the Supervisory Committee	Female	54	Since 16 June 2006	0	0	/	85	No
Shi Xiangming	Supervisor	Male	51	Since 25 May 2009	0	0	/	34	No
Yang Hong	Employee Representative Supervisor	Female	43	Since 16 October 2006	0	0	/	55	No
Wang Xu	Employee Representative Supervisor	Male	43	Since 25 May 2009	0	0	/	32	No
Tian Hui	Supervisor	Male	58	Since 16 June 2006	0	0	/	12	No

Total	/	/	/	/	0	0	/	218	/

Note:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.

2.
The positions of the Supervisors in this annual report reflect their positions as at the submission date of the Company’s annual report. The emoluments are calculated based on the terms of office during the Reporting Period.

3.
The emolument received by Mr. Tian Hui, Supervisor, does not include the part that is subject to the performance appraisal result of 2009. That part of emolument will be released after the appraisal is completed.

4.
According to the new regulations of the relevant authorities of China, the final amount of emoluments of the Chairperson of the Supervisory Committee and Supervisors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
30	Directors, Supervisors, Senior Management and Employees
3.	Current Senior Management

								Total emolument
								received from the
					Number			Company in the	Whether receiving
					of shares	Number of		Reporting Period	remuneration and
					held at the	shares held at		in RMB	allowance from
					beginning	the end of the	Reason for	ten thousands	shareholders or other
Name	Capacity	Gender	Age	Term	of the year	year	changes	(Before tax)	associates
Wan Feng	President	Male	52	Since September 2007	0	0	/	93	Yes (Paid to the Company)
Lin Dairen	Vice President	Male	52	Since August 2003	0	0	/	85	No
Liu Yingqi	Vice President, Board Secretary	Female	52	Served as Vice President since January 2006, acted as Board Secretary since 30 May 2008	0	0	/	85	No
Liu Jiade	Vice President	Male	47	Since August 2003	0	0	/	85	Yes (Paid to the Company)
Zhou Ying	Vice President	Male	56	Since August 2008	0	0	/	85	No
Su Hengxuan	Vice President	Male	47	Since August 2008	0	0	/	85	No
Miao Ping	Vice President	Male	52	Since December 2009	0	0	/	6	No
Hwei-Chung Shao	Chief Actuary	Female	56	Since March 2007	0	0	/	293	No

Total	/	/	/	/	0	0	/	817	/

Note:

1.
The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of the Company’s annual report. The emoluments are calculated based on the terms of office during the Reporting Period.

2.
At the fourth meeting of the third session of the Board of Directors convened on 21 December 2009, the Board has passed the “Resolution in relation to the nomination of Mr. Miao Ping as the Vice President of China Life Insurance Company Limited”. On 6 January 2010, CIRC approved the appointment of Mr. Miao Ping as one of the Senior Management of the Company.

3.
According to the new regulations of the relevant authorities of China, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Directors, Supervisors, Senior Management and Employees	31
4.	Re-Designation and Retirement of Directors, Supervisors and Senior Management during the Reporting Period

					Total emolument
					received from the
					Company in the	Whether receiving
					Reporting Period	remuneration and
					in RMB	allowance from
					ten thousands	shareholders or
Name	Previous position	Gender	Age	Term	(Before tax)	other associates	Reason for changes
Long Yongtu	Independent Director	Male	67	16/06/2006 – 25/05/2009	0	No	Retired from session of the Board of Directors (approved in the Annual General Meeting convened on 25 May 2009)
Chau Tak Hay	Independent Director	Male	67	16/06/2006 – 25/05/2009	11	No	Retired from session of the Board of Directors (approved in the Annual General Meeting convened on 25 May 2009)
Cai Rang	Independent Director	Male	53	16/06/2006 – 25/05/2009	11	No	Retired from session of the Board of Directors (approved in the Annual General Meeting convened on 25 May 2009)
Ngai Wai Fung	Independent Director	Male	48	29/12/2006 – 25/05/2009	11	No	Retired from session of the Board of Directors (approved in the Annual General Meeting convened on 25 May 2009)
Wu Weimin	Supervisor	Male	58	16/06/2006 – 25/05/2009	25	No	Retired from session of the Supervisory Committee (approved in the Annual General Meeting convened on 25 May 2009)
Qing Ge	Employees’ Representative Supervisor	Male	59	15/06/2006 – 25/05/2009	25	No	Retired from session of the Supervisory Committee (approved in the Annual General Meeting convened on 25 May 2009)
Liu Lefei	Chief Investment Officer	Male	37	07/2006 – 19/01/2009	17	No	Assigned to work at CITIC Securities Co., Ltd. (approved in the fourteenth meeting of the second session of the Board of Directors convened on 19 January 2009)
Liu Anlin	Chief Information Technology Officer	Male	47	07/2006 – 21/12/2009	70	No	Assigned to another position (approved in the fourth meeting of the third session of the Board of Directors convened on 21 December 2009)

Total	/	/	/	/	170	/	/

Note:

1.
According to the relevant rules and regulations of China, Mr. Long Yongtu, Independent Director, has not received any emoluments from the Company during the Reporting Period. The emoluments received by Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung, Independent Directors, do not include the part that is subject to the performance appraisal of 2009. That part of emoluments will be released after the appraisal is completed.

2.
According to the new regulations of the relevant authorities of China, the final amount of emoluments of the Supervisors and Senior Management who have left their positions is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
32	Directors, Supervisors, Senior Management and Employees

DIRECTORS

Mr. Yang Chao, born in 1950, Chinese

Mr. Yang became the Chairman of the Company in July 2005, the President of China Life Insurance (Group) Company in May 2005 and the Chairman of China Life Property and Casualty Insurance Company Limited in December 2006. Between May 2005 and January 2006, he was the General Manager of the Company. Between 2000 and 2005, Mr. Yang was the Chairman and General Manager of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majoring in English and Business Administration, and had obtained a Master’s degree in Business Administration. Mr. Yang, a Senior Economist, has more than 30 years of experience in the insurance and banking industries, and was awarded special allowance by the State Council. He is currently the Vice President of National Association of Financial Market Institutional Investors, the Chairman of the Chairmanship of China Federation of Industrial Economics, a member of Shanghai International Financial Center Construction Advisory Committee and a member of Association for Relations Across the Taiwan Straits.

Mr. Wan Feng, born in 1958, Chinese

Mr. Wan became the President of the Company in September 2007, and at the same time became Vice President of China Life Insurance (Group) Company and a Director of China Life Pension Company Limited. He became an Executive Director of the Company from June 2006 and served as a Vice President of the Company from 2003. On 31 January 2007, it was resolved by the Board of Directors to authorize Mr. Wan Feng to be responsible for the day-to-day operations and management of the Company. He became a Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became a Director of China Life Asset Management Company Limited from January 2006. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a Doctorate in Finance from Nankai University in Tianjin. Mr. Wang, a Senior Economist, has 28 years of experience in the life insurance industry, and was awarded special allowance by the State Council. He is currently the Director of the China Life Charity Foundation, the Deputy Director of the China Association of Actuaries, a Deputy Director of the Insurance Association of China, an Executive Director of the Insurance Institute of China, a Director of the China Insurance Guarantee Fund Committee and a Director of Guangdong Development Bank.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Directors, Supervisors, Senior Management and Employees	33

Mr. Lin Dairen, born in 1958, Chinese

Mr. Lin became an Executive Director of the Company on 27 October 2008. Mr. Lin served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a Senior Economist, has worked in the life insurance industry for 28 years and has accumulated extensive experience in operation and management. He is currently the Executive Director of the Insurance Institute of China, the Executive Director of the Labor Institute of China, and the Executive Director of Peking University China Center for Insurance and Social Security Research.

Ms. Liu Yingqi, born in 1958, Chinese

Ms. Liu became an Executive Director of the Company on 27 October 2008. Ms. Liu served as the Vice President of the Company since January 2006 and acted as Board Secretary from 30 May 2008. Ms. Liu became a Director of China Life Pension Company Limited in November 2006. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 23 years of experience in operation and management of the life insurance business and in insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently a Director of the Insurance Institute of China.

Mr. Miao Jianmin, born in 1965, Chinese

Mr. Miao Jianmin became a Non-executive Director of the Company on 27 October 2008. Mr. Miao became a Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council) and the Director of the Insurance Association of China, and was awarded special allowance by the State Council. He is one of the state-level candidates for the New Century Talents Projects of 2009. Mr. Miao graduated from the post-graduate division of the People’s Bank of China majoring in money and banking. He studied at the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Mr. Shi Guoqing, born in 1952, Chinese

Mr. Shi became a Non-executive Director of the Company in 2004. Mr. Shi is also Vice President of China Life Insurance (Group) Company from August 2003, Chairman of China Life Insurance (Overseas) Co., Ltd., Director of Beijing Oriental Plaza Company Limited, Director of Hong Kong Huiyen Holding Company Limited, Director of China World Trade Center Limited, Director of China World Trade Center Company Limited, Director of China World Trade Investments Limited, Chairman of Shanghai PICC Tower Limited, and Director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a Senior Economist, has over 30 years of experiences in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance businesses.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
34	Directors, Supervisors, Senior Management and Employees

Ms. Zhuang Zuojin, born in 1951, Chinese

Ms. Zhuang became a Non-executive Director of the Company from June 2006, and served as the Vice President of China Life Insurance (Group) Company from August 2003, a Director of China Life Asset Management Company Limited from June 2004. She acted as a Director of China Life Franklin Asset Management Company Limited from May 2006. Ms. Zhuang graduated from Correspondence College of CCP School, majoring in Economics and Management, and studied Probability and Statistics (major in Insurance Actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a Senior Accountant, has worked in the insurance industry for over 29 years, and has accumulated extensive experiences both in the operation and management of insurance businesses. She is currently the Vice President of Financial Accounting Society of China.

Mr. Sun Shuyi, born in 1940, Chinese

Mr. Sun became an Independent Director of the Company in 2004. He is the Executive Vice President of the China Federation of Industrial Economics, the Vice Chairman of the United China Enterprise Association, the Executive Vice President of the China Enterprise Association, and a member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the Deputy General Manager of General Office of the Central Steering Committee of Financial Affairs of China, the Deputy Minister of Ministry of Labour, the Deputy Party Secretary of Central Government Enterprise Working Committee. Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a Senior Engineer and Certified Public Accountant.

Mr. Ma Yongwei, born in 1942, Chinese

Mr. Ma became an Independent Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of CIRC from 1998 to 2002. From 1996 to 1998, he served as the Chairman and General Manager of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and General Manager of the former People’s Insurance Company of China. From 1984 to 1994, Mr. Ma served as the Governor of the Agricultural Bank of China. Mr. Ma graduated from the Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma, a Researcher, has over 37 years of experience in the banking industry and the insurance industry.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Directors, Supervisors, Senior Management and Employees	35

Mr. Sun Changji, born in 1942, Chinese

Mr. Sun became an Independent Director of the Company in May 2009. From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as a Section Head, a Workshop Director, a Deputy Factory Manager and the Factory Manager. In July 1991, he was appointed as the Deputy Director-general of the production department of the Ministry of Machinery Industry of the PRC, and he became the Vice Minister of the Ministry of Machinery Industry of the PRC in April 1993. In April 1998, he became the First Deputy Director-general of the State Administration of Machinery Industry of the PRC (deputy ministerial level). He became the Deputy Party Secretary and Vice President (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as the President of China Orient Asset Management Corporation. He became the Vice Chairman of Bank of China in November 2000, the Vice Chairman of Bank of China (Hong Kong) Limited in September 2001 and the Secretary of Commission for Discipline Inspection of Bank of China in June 2003 concurrently. From August 2004, he has served primarily as the Vice Chairman of Bank of China (Hong Kong) Limited and the Vice Chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a Researcher-Level Senior Engineer, graduated from Tsinghua University in September 1966.

Mr. Bruce Douglas Moore, born in 1949, American

Mr. Moore became an Independent Director of the Company in May 2009. From 2002 to 2007, Mr. Moore was Partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. In 2002, he was responsible for Asian actuarial services (including Japan actuarial services) in Beijing. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, majoring in applied mathematics. Mr. Moore is an FSA, FCAS, MAAA and CFA. Mr. Moore has over 35 years of experience serving the insurance industry as an executive or a consultant.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
36	Directors, Supervisors, Senior Management and Employees

SUPERVISORS

Ms. Xia Zhihua, born in 1955, Chinese

Ms. Xia became a Supervisor of the Company in January 2006, and the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia served as the State Council’s representative in CLIC, the Designated Supervisor of bureau level grade official and Office Director of the Supervisory Committee of China Export & Credit Insurance Corporation from August 2003 to December 2005. Ms. Xia had 16 years of work experience in the State Ministry of Finance relating to economic and financial management and 6 years of working experience as the State Council’s representative in the supervisory board of state-owned important financial institutions. Ms. Xia graduated from the Department of Economics at Xiamen University in 1982 and received a BA degree in Politics and Economics. She graduated from the Department of Economics at Xiamen University in 1984 and received a MA degree in World Economics.

Mr. Shi Xiangming, born in 1959, Chinese

Mr. Shi became the General Manager of the Supervisory Department of the Company in September 2008. Mr. Shi served as the Deputy General Manager of the Human Resources Department and Offi ce Director of the Supervisory Committee in the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the fi rst branch college of Beijing University, and received a Bachelor’s degree in Science.

Ms. Yang Hong, born in 1967, Chinese

Ms. Yang became a Supervisor of the Company in October 2006, and is currently the General Manager of the Customer Service Department of the Company. From July 2003 to October 2006, Ms. Yang served as the Assistant General Manager and Deputy General Manager of the Business Management Department of the Company. Ms. Yang graduated in the Computer Department of Jilin University with a Bachelor’s degree.

Mr. Wang Xu, born in 1967, Chinese

Mr. Wang served as the Chief of General Office of the Company since April 2009. He served as the Deputy Chief (in charge) of the General Office, the Deputy General Manager of the Group Life Insurance Sales Department, and the Deputy Chief, the Chief and the Deputy General Manager of the Health Insurance Department of the Company from January 1999 to April 2009. He also served as a doctor-in-charge of the orthopedics department of China Aerospace Central Hospital from 1989 to 1999. Mr. Wang graduated from Suzhou Medical Institute with a Bachelor’s degree in medicine in 1989 and obtained a financial MBA degree from Chinese University of Hong Kong in 2004. Mr. Wang is an associate senior doctor.

Mr. Tian Hui, born in 1951, Chinese

Mr. Tian became a Supervisor of the Company in June 2004. He is currently the Vice Chairman and Party Secretary of China Coal International Engineering Research Institute. He was the Director and Party Secretary of China Coal International Engineering Research Institute from June 2006 to April 2008 and the Director and Deputy Party Secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level Senior Engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Directors, Supervisors, Senior Management and Employees	37

SENIOR MANAGEMENT

Mr. Wan Feng, please see the section “Directors” for his profile.

Mr. Lin Dairen, please see the section “Directors” for his profile.

Ms. Liu Yingqi, please see the section “Directors” for her profile.

Mr. Liu Jiade, born in 1963, Chinese

Mr. Liu became a Vice President of the Company in 2003 and a Director of China Life Asset Management Company Limited from June 2004. Mr. Liu served as a Director of China Life Franklin Asset Management Company Limited from May 2006, and became a Director of Guangdong Development Bank in December 2006. He became the Vice Director of the Finance Bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a Bachelor’s degree in Public Finance. He is currently a Director of the Insurance Institute of China and a member of the State Ministry of Finance Accounting Information Committee.

Mr. Zhou Ying, born in 1954, Chinese

Mr. Zhou became the Vice President of the Company since August 2008 and served as the secretary of the commission for disciplinary inspection of the Company since November 2006. Mr. Zhou served as the Director of the Fifth Office (at Deputy Bureau level) and as a Designated Supervisor in Beijing State-owned Enterprise Supervisory Committee (at Deputy Bureau level) from May 2004 to November 2006. Mr. Zhou graduated from University of Science and Technology of China with a Master’s Degree in Business Administration.

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became the Vice President of the Company since August 2008. Mr. Su served as the Assistant to President of the Company from January 2006 to July 2008. Mr. Su acted as a Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became a Director of Insurance Professional College from December 2006 and a Director of China Life Security Insurance Agency Company Limited from December 2007. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance. Mr. Su, a Senior Economist, has over 27 years of experience in the Chinese life insurance industry and insurance management. He is currently the Chairman of Insurance Marketing Association of Insurance Association of China.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
38	Directors, Supervisors, Senior Management and Employees

Mr. Miao Ping, born in 1958, Chinese

Mr. Miao became the Vice President of the Company in December 2009. He served as the General Manager of the Company’s Jiangsu branch from September 2006. Mr. Miao has served as the General Manager of the Company’s Jiangxi branch from September 2004 and has been a Deputy General Manager of the Company’s Jiangsu branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a senior economist, has 29 years of experience in the operation of life insurance business and the management of insurance business.

Ms. Hwei-Chung Shao, born in 1954, American

Ms. Shao served as the Chief Actuary of the Company since March 2007. Ms. Shao had been the Senior Deputy President of and Chief Actuary of subsidiaries under Prudential Financial Group of the United States, and has accumulated extensive working experience in insurance companies. She acted as the President and Senior Officer of many actuary societies, and obtained the qualifications of CFA (Chartered Financial Consultant), CERA (Chartered Enterprise Risk Analyst), CEBS (Certified Employee Benefit Specialist), CHFC (Chartered Financial Consultant), CLU (Chartered Life Underwriter), MAAA (Member of the American Academy of Actuaries), FSA (Fellow of the Society of Actuaries), etc. Ms. Shao obtained a Bachelor’s degree from National Chengchi University in Taiwan and a Master’s degree from University of Iowa, US. She is currently a member of Society of Actuaries of Greater China.

COMPANY SECRETARY

Mr. Heng Kwoo Seng, born in 1948, Chinese

Mr. Heng is the Company Secretary of the Company. Mr. Heng was the Managing Partner of Morison Heng and is currently the Consultant of the firm. Prior to that, he served as the Manager of the Finance Department of Ka Wah Bank Ltd. and as an Audit Supervisor of Peat Matwick Mitchell & Co. in the United Kingdom. Mr. Heng is a fellow member of the Institute of Chartered Accountants in England and Wales, and has over 18 years of experience in serving as company secretary of listed companies in Hong Kong.

QUALIFIED ACCOUNTANT

Mr. Yang Zheng, born in 1970, Chinese

Mr. Yang became the Qualified Accountant of the Company in 2006. He served as the Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since December 2009. Mr. Yang was the Senior Financial Analyst of MOLEX in America between 2000 and 2005. Mr. Yang graduated from Beijing University of Technology in Electric Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in 2000, and received the qualification of Certified Public Accountants of Illinois in America in 2004. He became a member of American Institute of Certified Public Accountants in 2005.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Directors, Supervisors, Senior Management and Employees	39
II	EMPLOYEES
As at the end of the Reporting Period, we have 104,535 employees. The Company do not have any retired employees for which extra costs have to be incurred.
As at the end of the Reporting Period, our employee structure was as follows:
1.	Expertise

Class of Expertise	Number of Employees

Management and administration	21,450
Sales and sales management	26,320
Finance and auditing	7,967
Insurance verification, claim processing and customer services	39,239
Other expertise and technicians	3,800
Others	5,759
2.	Education Level

Education level	Number of Employees

Master or above	1,763
Bachelor	35,491
College Diploma	48,691
Secondary School	17,835
Others	755

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
40	Corporate Governance
CORPORATE GOVERNANCE OVERVIEW
The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and its system of accountability, to achieve relevant aims of the Company, operate in a more efficient manner and boost the confidence of investors.
(I)	Summary of Corporate Governance
(Corporate Governance Structure Chart)
The Company, as an insurance company listed in Shanghai, Hong Kong and New York, actively promotes development of the Company’s corporate governance framework in accordance with the regulatory requirements of its onshore and offshore listed jurisdictions, as well as the requirements of international best practices.
1.
The Company has set up a relatively standardized and comprehensive corporate governance structure strictly in accordance with relevant laws, regulations and regulatory rules, such as the Company Law and the Securities Law of the PRC. There were no major differences between the corporate governance structure of the Company being implemented and that prescribed and required in the relevant documents of the CSRC. The Company complied with all the code provisions under the Code on Corporate Governance Practices published by the HKSE (the Code).

2.
In 2009, the Company revised its Articles of Association, “Procedural Rules for Shareholders’ General Meetings”, “Procedural Rules for Board Meetings” and “Procedural Rules for Supervisory Committee Meetings” pursuant to the newly enacted laws and regulations of its onshore and offshore listed jurisdictions. Its Shareholders’ General Meetings, Board Meetings and Supervisory Committee Meetings have been functioning efficiently pursuant to its Articles of Association and their respective rules and procedures.

3.
In accordance with the requirements of the CSRC and relevant provisions of its Articles of Association, the Company has established a well-developed decision-making mechanism for its Board of Directors (the Board), and has also set up four specialized board committees, namely the Audit Committee, Nomination and Remuneration Committee, Risk Management Committee and Strategy Committee. These specialized board committees conduct studies on specific matters, hold meetings on both regular and irregular bases, communicate with the management, provide advice and recommendations for Directors’ consideration, and deal with matters entrusted or authorized by the Board for the purpose of improving the Board’s efficiency and capabilities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Corporate Governance	41
4.
In strict compliance with the requirements of the listing rules in its listed jurisdictions, the Company discloses information in a timely, accurate and complete manner, and continues to improve investor relations and increase the level of information disclosure, thus ensuring that all shareholders and investors have access to information about the Company in an open, fair, true and accurate manner, and improve the level of transparency of the Company’s operations.

(II)	The Campaign on Specific Improvements in Corporate Governance in 2009

Since April 2007, the Company has adhered strictly to the arrangements made jointly by the CSRC and the Beijing Securities Regulatory Bureau and participated in the Campaign on Specific Improvements in Corporate Governance for two consecutive years in a well-planned and methodical manner, going through various procedures such as self-investigation, public consultation, on-site inspection, improvements and sustained improvement action. The Company made serious efforts to implement improvements to the governance issues identified in the Campaign, as well as the issues identified by the Beijing Securities Regulatory Bureau during its on-site investigation. As at the end of 2008, the Company has substantially completed the implementation of such improvements.

In 2009, pursuant to the requirements of the “2009 Notice on Action Related to the Corporate Governance of Listed Companies in Beijing” issued by the Beijing Securities Regulatory Bureau, and consolidating on its achievements in the implementation of improvements in previous years, the Company identified horizontal competition and defects in ownership of properties and land as the main issues and commenced efforts to conduct self-investigations and implement improvements. As at the end of the Reporting Period, the Company has basically completed the relevant improvements.

1.
Conducting self-investigation and implementing improvements in relation to horizontal competition. China Life-CMG Life Assurance Company Ltd. (China Life-CMG Life), previously a subsidiary of CLIC, was a sino-foreign joint venture established on 4 July 2000, and had been owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The business of China Life-CMG Life was in horizontal competition with that of the Company. CLIC agreed to sell all of its equity interests in China Life-CMC Life to a third party within three years after the listing of the Company on the HKSE, or to take other measures to eliminate any competition between China Life-CMG Life and the Company. In 2009, the equity transfer of China Life-CMG Life was approved by the Ministry of Finance and the CIRC. On 27 January 2010, CLIC transferred its 51% equity interests in China Life-CMG Life to the Bank of Communications Co., Ltd. with the approval of the State Administration for Industry and Commerce. As a result, China Life-CMG Life Assurance Company Ltd. was formally renamed as BoCommLife Insurance Company Limited, and the issue of horizontal competition was completely eliminated.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
42	Corporate Governance
2.
Conducting self-investigation and implementing improvements in relation to defects in ownership of properties and land. Prior to the listing of the Company’s A Shares, land use rights were injected into the Company during its reorganization. Out of these, 4 pieces of land (with a total area of 10,421.12 m2) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were 6 properties (with a gross floor area of 8,639.76 m2) in respect of which the formalities in relation to the change of ownership had not been completed. After the listing of the Company, CLIC actively offered assistance in dealing with such formalities in strict compliance with its commitments. Save for the property located at Levels A1 and B2, Yiye Nanfang Building, Luofang Road, Luohu District, Shenzhen, for which the land and property ownership certificates have not yet been obtained, the formalities in relation to the change of ownership for the remaining lands and properties have been completed. In 2009, the Company stepped up its efforts to complete such formalities for the above property. However, the issue with obtaining land and property ownership certificates for the abovementioned property located at Levels A1 and B2, Yiye Nanfang Building, Luofang Road, Luohu District, Shenzhen has been a long-standing problem. Prior to the reorganization and listing of the Company, the property was jointly financed and constructed by Yiye Shenzhen Nanfang Industrial Company (Shenzhen Nanfang), the People’s Insurance Company of China, Shenzhen Branch, and China Life Insurance Company Limited, Shenzhen Branch. As Shenzhen Nanfang offered its self-owned land for the construction of Yiye Nanfang Building as a condition for cooperation, the Land and Resources Bureau initially registered the property under the name of Shenzhen Nanfang. In accordance with the relevant provisions of the Property Law of the PRC currently in force, all public areas of a building shall not be partitioned and only common ownership in respect thereof is permitted. Level A1 of Nanfang Building (108.90 m2) is the public foyer of the whole building and cannot be partitioned. Therefore, the formalities in relation to the partition of Level A1 cannot proceed due to legal restrictions. Level B2 (800 m2) is an area shared by the Company and the People’s Insurance Company of China, Shenzhen Branch. Pursuant to the relevant requirements, the Company must obtain new approvals from the planning, construction management, survey and fire departments before making an application to the Land and Resources Bureau for the partitioning of the property ownership certificate. Interim measures aimed at addressing this problematic property right issue are expected within a short timeframe. Looking forward, the Company will, pursuant to the relevant requirements, take advantage of the announcement of relevant policies by the Shenzhen Municipal Government to re-double its efforts to obtain separate land and property ownership certificates, including through the designation of specific personnel to follow-up with this issue.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Corporate Governance	43
(III)	State of development of the “Accountability System for Major Errors in Annual Report Disclosures” and the “System for the Administration of External Information Users”

In accordance with the “Guidance Announcement on the proper preparation of 2009 Listed Company Annual Reports and Related Tasks” issued by the CSRC (CSRC Announcement [2009] No. 34) and taking into account its current information disclosure framework, the Company systematically reorganized its existing system of information disclosure administration. With the improvements and amendments made to the system, the Company further improved its “Accountability System for Major Errors in Annual Report Disclosures” and the “System for the Administration of External Information Users”, thereby increasing the accountability of the individuals responsible for information disclosure in annual reports and provides assurance as to its quality, and helps regulate the workflow for the administration of external information users. The revised “Regulations for Information Disclosure of China Life Insurance Company Limited” and “Internal Reporting System for Material Information of China Life Insurance Company Limited” were considered and approved at the fifth meeting of the third session of the Board on 26 February 2010.

(IV)	Compliance with the Code on Corporate Governance Practices published by the HKSE

During the year 2009, the Company complied with all the code provisions under the Code on Corporate Governance Practices published by The Stock Exchange of Hong Kong Limited. The Company also adopted certain recommended best practices under appropriate circumstances. It is noteworthy that the Company complies with and exceeds the exacting standards of the Code in the following ways:

1.
currently, the Board consists of 11 members, of whom 4 are Independent Directors and 3 are Non-executive Directors. Together they form over 50% of the membership of the Board. The above Board composition complies with the minimum requirement of 3 Independent Directors under the listing rules of the HKSE (the Listing Rules) and the recommended best practice under the Code that one-third of the Board be represented by Independent Directors;

2.
in order to foster sound corporate governance and systemize the operations of the Company, the Articles of Association, “Procedural Rules for Shareholders’ General Meetings”, “Procedural Rules for Board Meetings” and “Procedural Rules for Supervisory Committee Meetings” have been revised regularly pursuant to relevant newly enacted laws and regulations of the Company’s onshore and offshore listed jurisdictions. The Shareholders’ General Meetings, the Board Meetings and the Supervisory Committee Meetings of the Company are functioning efficiently pursuant to the Articles of Association and their respective rules and procedures; and

3.
in 2009, in order to improve the corporate governance of the Company and to continue with the Campaign on Specific Improvements in Corporate Governance, the Company took effective measures and implemented sustained improvements with a view to improving the operational efficiency of the Board and enhancing communication with investors. The Company also endeavoured to continuously improve and perfect its information disclosure system and procedures and become more proactive on information disclosure, thereby increasing the transparency of the Company’s operations and ensuring that investors (especially investors holding small to medium stakes in the Company) have equal access to information about the Company.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
44	Corporate Governance
SHAREHOLDERS’ GENERAL MEETING
The Shareholders’ General Meeting, as an organ of power of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the Shareholders’ General Meeting. The Company ensures that all shareholders have equal status so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.
Shareholders’ General Meeting convened during the Reporting Period are as follows:

		Newspapers in which	Date of publication
Session of the meeting	Date of the meeting	resolutions were published	of resolutions

2009 Annual General Meeting (Annual General Meeting for the year 2008)	25 May 2009	China Securities Journal, Shanghai Securities News and Securities Times	26 May 2009
BOARD
The Board is a standing decision-making body of the Company and its main duties include the following: convening Shareholders’ General Meetings, implementing resolutions passed at such meetings, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies and annual budgets, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, reviewing internal control systems and implementing the corporate governance policies of the Company. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regular attendance at meetings of the Board and of Board committees of which they are members, provision of independent opinions at meetings of the Board and other Board committees, resolution of any potential conflict of interest, serving on the Audit Committee, Nomination and Remuneration Committee and other Board committees and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and report to them.
At present, the Board consists of 11 members, including 4 Executive Directors, 3 Non-executive Directors and 4 Independent Directors. So far as the Company is aware, no financial, business, family or other material relationship exists among Board members, members of the Supervisory Committee or senior management (including between the Chairman, Mr. Yang Chao and the President, Mr. Wan Feng).

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China Life Insurance Company Limited Annual Report 2009
Corporate Governance	45
In 2009, all Independent Directors of the Company possessed extensive experience in various fields, such as economics, insurance, management, finance and accounting. The Company complies with the requirement of the Listing Rules that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company. Pursuant to the Articles of Association, Directors shall be elected at the Shareholders’ General Meeting for a term of three years and may be re-elected on expiry of the three-year term. Elections for the change of session of the Board were held in at the Annual General Meeting on 25 May 2009. All Directors of the third session of the Board were appointed for a term of three years commencing on 25 May 2009.
Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened by the Chairman at least four times a year at approximately quarterly intervals, and 14 days’ notice is given to all Directors before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2009, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements.
Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Supervisory Committee, more than 2 Independent Directors, the Chairman or the President. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approves such resolution by signing the resolution in writing, the Board meeting need not be convened and such resolution in writing shall become an effective resolution. If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting rights on the matter to be considered and shall not be counted in the quorum for the Board meeting.
All Directors shall have access to the advice and services of the Company Secretary and the Board Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and commenting upon by any Director.
1.	Overview of the Change of Session of the Board

In 2009, the second session of the Board consisted of 13 members, including 4 Executive Directors, 3 Non-executive Directors and 6 Independent Directors. Pursuant to the Articles of Association and the relevant regulatory rules, the term of the second session of the Board expired in June 2009. The third session of the Board was elected and appointed at the elections for the change of session of the Board in the 2009 Annual General Meeting (Annual General Meeting for the year 2008) held on 25 May 2009. The Company entered into service contracts with each of the Directors elected at such meeting on the same day and these contracts are determinable by the Company within one year without payment of compensation (other than statutory compensation). The third session of the Board consists of 11 members, including 4 Executive Directors, 3 Non-executive Directors and 4 Independent Directors. All Directors were appointed with a term of three years commencing from 25 May 2009 until the expiration of the term of the third session of the Board, or early termination for other reasons.

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46	Corporate Governance
2.	Meetings of the Board convened in 2009

		Newspapers in which resolutions were	Date of publication
Session of the meeting	Date of the meeting	published	of resolutions

14th Meeting of the Second Session of the Board	19 January 2009	China Securities Journal, Shanghai Securities News and Securities Times	20 January 2009
15th Meeting of the Second Session of the Board	25 March 2009	China Securities Journal, Shanghai Securities News and Securities Times	26 March 2009
16th Meeting of the Second Session of the Board	23 April 2009	China Securities Journal, Shanghai Securities News and Securities Times	24 April 2009
1st Meeting of the Third Session of the Board	16 June 2009	China Securities Journal, Shanghai Securities News and Securities Times	17 June 2009
2nd Meeting of the Third Session of the Board	25 August 2009	China Securities Journal, Shanghai Securities News and Securities Times	26 August 2009
3rd Meeting of the Third Session of the Board	26 October 2009	China Securities Journal, Shanghai Securities News and Securities Times	27 October 2009
4th Meeting of the Third Session of the Board	21 December 2009	China Securities Journal, Shanghai Securities News and Securities Times	22 December 2009
The resolutions passed at the above Board meetings were published on the HKExnews website of the Hong Kong Exchanges and Clearing Limited as overseas regulatory announcements.
Pursuant to the requirements of the best practices in the Code, the Company convened a special meeting on 26 October 2009, which was presided by its Chairman, Mr. Yang Chao and attended by the Company’s Non-executive Directors and Independent Directors. The purpose of the meeting was to consult with, and solicit advice and recommendations from, all Non-executive Directors and Independent Directors in respect of the operation, management and systems of the Company.

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Corporate Governance	47
3.	Meetings and Attendance

In 2009, 7 Board meetings were held, of which 5 were physical meetings and 2 were combined physical and telephony meetings. The attendance records of individual Directors were as follows:

							Number of
							times the
							Director
							failed to
		Number of	Number of	Number of	Number of		attend two
		meetings the Director	meetings	meetings	meetings	Number of	consecutive
		was required to attend	physically	attended	attended	meetings	meetings
Name of Director	Type of Director	during the year	attended	by telephony	by proxies	absent	in person

Yang Chao	Executive Director	7	7	0	0	0	No
Wan Feng	Executive Director	7	6	0	1	0	No
Lin Dairen	Executive Director	7	5	0	2	0	No
Liu Yingqi	Executive Director	7	7	0	0	0	No
Miao Jianmin	Non-executive Director	7	6	0	1	0	No
Shi Guoqing	Non-executive Director	7	6	0	1	0	No
Zhuang Zuojin	Non-executive Director	7	7	0	0	0	No
Long Yongtu	Independent Director	3	3	0	0	0	No
Sun Shuyi	Independent Director	7	3	2	2	0	No
Ma Yongwei	Independent Director	7	7	0	0	0	No
Chau Tak Hay	Independent Director	3	2	1	0	0	No
Cai Rang	Independent Director	3	3	0	0	0	No
Ngai Wai Fung	Independent Director	3	2	1	0	0	No
Sun Changji	Independent Director	4	4	0	0	0	No
Bruce Douglas Moore	Independent Director	4	4	0	0	0	No

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48	Corporate Governance
From the end of year 2009 up to the Latest Practicable Date (7 April 2010), 2 Board meetings were held and attendance records of individual Directors were as follows:

							Number of
							times the
							Director
		Number of					failed
		meetings the Director	Number of	Number of	Number of		to attend two
		was required to	meetings	meetings	meetings	Number of	consecutive
		attend during	physically	attended	attended	meetings	meetings
Name of Director	Type of Director	the year	attended	by telephony	by proxies	absent	in person

Yang Chao	Executive Director	2	2	0	0	0	No
Wan Feng	Executive Director	2	2	0	0	0	No
Lin Dairen	Executive Director	2	2	0	0	0	No
Liu Yingqi	Executive Director	2	2	0	0	0	No
Miao Jianmin	Non-executive Director	2	2	0	0	0	No
Shi Guoqing	Non-executive Director	2	2	0	0	0	No
Zhuang Zuojin	Non-executive Director	2	2	0	0	0	No
Sun Shuyi	Independent Director	2	0	2	0	0	No
Ma Yongwei	Independent Director	2	2	0	0	0	No
Sun Changji	Independent Director	2	2	0	0	0	No
Bruce Douglas Moore	Independent Director	2	2	0	0	0	No
4.	Performance of duties by Independent Directors

In 2009, all Independent Directors of the Company possessed extensive experience in various fields, such as economics, insurance, management, finance and accounting. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions, such as: attending Board meetings of the Company in 2009, participating in the establishment of special Board committees, providing professional and constructive advice in respect of major decisions of the Company, playing an important role in the standardization of the Company’s operations, and safeguarding the legitimate interests of shareholders holding small to medium stakes in the Company.

In 2009, the Independent Directors of the Company inspected local branches of the Company in Beijing, Guizhou, Shaanxi, Heilongjiang, Hunan and Jiangxi, carrying out on-site inspections of the business, operations and management of the Company.

During the Reporting Period, no Independent Director has raised any objection against a Board resolution or other matters of the Company.

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5.	Implementation by the Board of resolutions adopted at Shareholders’ General Meetings

During the Reporting Period, the Company convened one Shareholders’ General Meeting. The Board made decisions strictly within the authorizations given under the Shareholders’ General Meeting, performed its duties and functions with diligence and implemented the resolutions adopted at the Shareholders’ General Meeting pursuant to the relevant requirements of the Company Law and Securities Law of the PRC and its Articles of Association.

The profit distribution plan of the Company for 2008 was considered and approved at the 2009 Annual General Meeting (Annual General Meeting for the year 2008), being a resolution to “declare a dividend of RMB0.23 per share in cash (including taxes)” (equivalent to HK$0.261262). The record date for the entitlement to dividend payment on A Shares was 11 June 2009; ex-right date was 12 June 2009 and dividend payment date was 19 June 2009. The announcement for profit distribution in 2008 was published in the China Securities Journal, Shanghai Securities News and Securities Times on 8 June 2009. Dividends on H Shares were distributed to the holders of H Shares whose names appeared on the H Share register of members on 25 May 2009 and the payment in respect thereof was made on 3 August 2009. Resolutions adopted at the Shareholders’ General Meeting and the announcement regarding the distribution of final dividend were posted on the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 25 May 2009. The implementation of the above distribution plan has been completed.

CHAIRMAN AND PRESIDENT
In 2009, Mr. Yang Chao was the Chairman and Mr. Wan Feng was the President of the Company. The Chairman is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending Annual General Meetings and arranging attendance by chairpersons of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, and exercising other rights conferred on him by the Board. The Chairman is responsible to and reports to the Board. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal control structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully responsible to the Board for the operations of the Company.
SUPERVISORY COMMITTEE
Pursuant to the Company Law of the PRC and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee is empowered by law to perform the following duties: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the Shareholders’ General Meeting when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by Board of Directors; to propose the convening of extraordinary Shareholders’ General Meetings, to propose resolutions at Shareholders’ General Meetings and to perform any other duties under the laws, regulations and supervisory rules of the Company’s onshore and offshore listed jurisdictions. The Supervisory Committee is accountable to the shareholders and reports its work to the Shareholders’ General Meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc.

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Prior to 25 May 2009, the second session of the Supervisory Committee consisted of 5 members, of whom 3 were Non-employees’ Representative Supervisors (includes 2 Shareholders’ Representative and 1 External Supervisor) and 2 were Employees’ Representative Supervisors. Pursuant to the Articles of Association and the relevant regulatory rules, the term of the second session of the Supervisory Committee expired in June 2009. The Company elected and appointed 3 Non-Employees’ Representative Supervisors (including 2 Shareholders’ Representative and 1 External Supervisor) at the 2009 Annual General Meeting (Annual General Meeting for the year 2008) held on 25 May 2009, and 2 Employees’ Representative Supervisors were elected at the employees’ representative meeting held on 25 May 2009, together forming the third session of the Supervisory Committee.
The Supervisory Committee currently consists of Ms. Xia Zhihua, Mr. Shi Xiangming, Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui, of whom Ms. Xia Zhihua, Mr. Tian Hui and Mr. Shi Xiangming are Non-employees’ Representative Supervisors, and Ms. Yang Hong and Mr. Wang Xu are Employees’ Representative Supervisors. Ms. Xia Zhihua was nominated as Supervisor by the Supervisory Committee on 25 March 2009, approved as Supervisor by poll at the Shareholders’ General Meeting held on 25 May 2009 and unanimously appointed as the chairperson of the Supervisory Committee by its members on 16 June 2009.
Meetings of the Supervisory Committee are convened by the chairperson of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee Meetings. Supervisory Committee Meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least four regular meetings each year, mainly to adopt and review financial reports and annual reports, and examine the financials and internal control of the Company. Ad-hoc meetings are convened as and when necessary.
1.	Meetings and Attendance

In 2009, 7 meetings were held by the Supervisory Committee. Details are set out in the “Report of the Supervisory Committee” in this annual report. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Xia Zhihua	7/7		100%
Shi Xiangming	4/4	(Note 1)	100%
Yang Hong	7/7		100%
Wang Xu	3/4	(Note 2)	75%
Tian Hui	7/7		100%
Wu Weimin	3/3	(Note 3)	100%
Qing Ge	2/3	(Note 4)	67%

Note 1:	Mr. Shi Xiangming was elected as a Shareholders’ Representative Supervisor of the third session of the Supervisory Committee at the Annual General Meeting held on 25 May 2009.

Note 2:
On 25 May 2009, the Company convened an employees’ representative meeting, during which Ms. Yang Hong and Mr. Wang Xu were elected as Employees’ Representative Supervisors of the Company. At the second meeting of the third session of the Supervisory Committee held on 25 August 2009, Mr. Wang Xu was on leave due to personal reasons and gave written authorization for Ms. Yang Hong to act as his proxy to attend and vote at the meeting.

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Note 3:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Wu Weimin, a Supervisor of the second session of the Supervisory Committee, has ceased to act as Supervisor of the Company since 25 May 2009.

Note 4:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Qing Ge, a Supervisor of the second session of the Supervisory Committee, has ceased to act as Supervisor of the Company since 25 May 2009. At the fifteenth meeting of the second session of the Supervisory Committee held on 23 April 2009, Mr. Qing Ge was on leave due to personal reasons and gave written authorization for Mr. Wu Weimin to act as his proxy to attend and vote at the meeting.

From the end of the year 2009 up to the Latest Practicable Date, the Supervisory Committee convened 2 meetings. Attendance records of individual Supervisors at meetings of the Supervisory Committee are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate

Xia Zhihua	2/2	100%
Shi Xiangming	2/2	100%
Yang Hong	2/2	100%
Wang Xu	2/2	100%
Tian Hui	2/2	100%
2.	Activities of the Supervisory Committee during the Reporting Period

For the work done by the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.
AUDIT COMMITTEE
The Company established its Audit Committee on 30 June 2003. In 2009, the Audit Committee comprised only Independent Directors of the Company, with Mr. Sun Shuyi acting as the chairman of the second session of the Audit Committee. Other members were Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung. The term of the second session of the Board expired in June 2009. Pursuant to the relevant requirements of the Articles of Association, the third session of the Board was elected, with Mr. Bruce Douglas Moore, Mr. Sun Shuyi and Mr. Sun Changji forming the third session of the Audit Committee. Mr. Bruce Douglas Moore acts as chairman.
All members of the Audit Committee have extensive experience in financial matters. Mr. Bruce Douglas Moore is the financial expert of the Audit Committee. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors.

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52	Corporate Governance
1.	Meetings and Attendance

In 2009, 6 meetings were held by the Audit Committee. Attendance records of individual members are as follows:

		Number of		Attendance
Name of member	Position	meetings attended		rate

Sun Shuyi	Independent Director, chairman of the second session of the Audit Committee, member of the third session of the Audit Committee	4/6	(Note 1)	66.7%
Chau Tak Hay	Independent Director, member of the second session of the Audit Committee	2/2	(Note 2)	100%
Ngai Wai Fung	Independent Director, member of the second session of the Audit Committee	2/2	(Note 3)	100%
Cai Rang	Independent Director, member of the second session of the Audit Committee	2/2	(Note 4)	100%
Bruce Douglas Moore	Independent Director, chairman of the third session of the Audit Committee	4/4	(Note 5)	100%
Sun Changji	Independent Director, member of the third session of the Audit Committee	4/4	(Note 6)	100%

Note 1:
At the fifteenth meeting of the second session of the Audit Committee held on 23 April 2009, Mr. Sun Shuyi gave written authorization for Mr. Cai Rang to act as his proxy to attend and vote at the meeting. At the second meeting of the third session of the Audit Committee held on 25 August 2009, Mr. Sun Shuyi gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting.

Note 2:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Chau Tak Hay, a director of the second session of the Board, has ceased to act as Director of the Company since 25 May 2009.

Note 3:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Ngai Wai Fung, a director of the second session of the Board, has ceased to act as Director of the Company since 25 May 2009.

Note 4:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Cai Rang, a director of the second session of the Board, has ceased to act as Director of the Company since 25 May 2009.

Note 5:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Bruce Douglas Moore was elected as Director of the third session of the Board at the Shareholders’ General Meeting for the year 2008 held on 25 May 2009.

Note 6:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Sun Changji was elected as director of the third session of the Board at the Shareholders’ General Meeting for the year 2008 held on 25 May 2009.

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From the end of the year 2009 up to the Latest Practicable Date, the Audit Committee convened 2 meetings. Attendance records of individual members are as follows:

		Number of	Attendance
Name of member	Position	meetings attended	rate

Bruce Douglas Moore	Independent Director, chairman of the third session of the Audit Committee	2/2	100%
Sun Changji	Independent Director, member of the third session of the Audit Committee	2/2	100%
Sun Shuyi	Independent Director, member of the third session of the Audit Committee	2/2	100%
2.	Performance of duties by the Audit Committee
(1)
Reviewing and approving the “Financial Report for the First Quarter of 2009”, the “2009 Interim Report”, the “Financial Report for the Third Quarter of 2009”, the “2009 Financial Report”, the “Proposal on the Change of Accounting Policies for Onshore Financial Reports and the Adoption of the International Financial Reporting Standards for Offshore Financial Reports” and the “Proposal in relation to Actuarial Policies, Assumptions and Effects”. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard.

(2)
Determining the overall scope and agenda for the 2009 audit after having consulted the independent auditors (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers); receiving from the independent auditors the “Report on the Annual Integrated Audit Workplan”, the “Interim Report on the progress of the 2009 Annual Integrated Audit”, the “Review Results of the 2009 Interim Report” and the “Audit Results of the 2009 Financial Report”; reviewing the draft 2009 Interim Review Report and the draft 2009 Annual Audit Report issued by the independent auditors; reporting to the Board in relation to the “Resolution in relation to Auditors’ Remuneration for 2009 and the Appointment of Domestic and International Auditors for 2010”; and confirming the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the PRC auditor of the Company and PricewaterhouseCoopers as the international auditor of the Company.

(3)
Examining the internal audit functions and the effectiveness of the internal control system of the Company; reviewing resolutions such as those in relation to the “First Half 2009 Internal Audit Summary and the Second Half 2009 Internal Audit Plan”, the “2009 Internal Audit Summary and the 2010 Internal Audit Plan” and the “Audit Report of Connected Transactions in 2009” in order to facilitate the communication between the Company’s internal audit department and the independent auditors.

(4)
Providing leadership in the implementation of the Company’s internal control and management measures and compliance with Section 404 of the U.S. Sarbanes-Oxley Act; reviewing the “Resolution concerning the Report on Internal Control Assessments”; receiving the “2009 Interim Report on the implementation of Internal Control Standards and Internal Control Assessments”, and the “Report on Issues Identified in the 2009 Interim Internal Control Assessments and the Implementation of Improvements”.

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(5)
Sending members of the Audit Committee to Beijing, Guizhou Province and Shaanxi Province to conduct investigative information gathering exercises, including visiting local branches of the Company, examining their accounting practices, inspecting their internal control system, and thereby understanding the overall operations and management of the Company.

NOMINATION AND REMUNERATION COMMITTEE
The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board and drawing up plans for the appointment and succession of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company.
The second session of the Nomination and Remuneration Committee comprised Messrs. Cai Rang and Sun Shuyi, both of whom were Independent Directors, and Messrs. Miu Jianming and Shi Guoqing, both of whom were Non-executive Directors. Mr. Cai Rang was the chairman of the committee. The term of the second session of the Board expired in June 2009. Pursuant to the relevant requirements of the Articles of Association, the third session of the Board was elected, with Messrs. Sun Changji and Bruce Douglas Moore, both of whom are Independent Directors, and Mr. Miao Jianmin, who is a Non-executive Director forming the third session of the Nomination and Remuneration Committee, with Mr. Sun Changji acting as the chairman.
So far as the nomination of Directors is concerned, the Nomination and Remuneration Committee shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the Shareholders’ General Meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will also give special consideration to the independence of the relevant candidates.
The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

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1.	Meetings and Attendance

In 2009, 2 meetings were held by the Nomination and Remuneration Committee. Attendance records of individual members are as follows:

		Number of		Attendance
Name of member	Position	meetings attended		rate

Cai Rang	Independent Director, Chairman of the second session of the Nomination and Remuneration Committee	1/1		100%
Sun Shuyi	Independent Director, member of the second session of the Nomination and Remuneration Committee	1/1		100%
Miao Jianmin	Non-executive Director, member of the second session of the Nomination and Remuneration Committee, member of the third session of the Nomination and Remuneration Committee	1/2	(Note 1)	50%
Shi Guoqing	Non-executive Director, member of the second session of the Nomination and Remuneration Committee	—	(Note 2)	—
Sun Changji	Independent Director, Chairman of the third session of the Nomination and Remuneration Committee	1/1		100%
Bruce Douglas Moore	Independent Director, member of the third session of the Nomination and Remuneration Committee	1/1		100%

Note 1:
At the ninth meeting of the second session of the Nomination and Remuneration Committee held on 24 March 2009, Mr. Miao Jianmin gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote at the meeting.

Note 2:
At the ninth meeting of the second session of the Nomination and Remuneration Committee held on 24 March 2009, Mr. Shi Guoqing gave written authorization for Mr. Cai Rang to act as his proxy to attend and vote at the meeting.

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From the end of the year 2009 up to the Latest Practicable Date, the Nomination and Remuneration Committee has convened 2 meetings. Attendance records of individual members are as follows:

		Number of		Attendance
Name of member	Position	meetings attended		rate

Sun Changji	Independent Director, chairman of the third session of the Nomination and Remuneration Committee	2/2		100%
Bruce Douglas Moore	Independent Director, member of the third session of the Nomination and Remuneration Committee	2/2		100%
Miao Jianmin	Non-executive Director, member of the third session of the Nomination and Remuneration Committee	1/2	(Note 1)	50%

Note 1:
At the third meeting of the third session of the Nomination and Remuneration Committee held on 6 April 2010, Mr. Miao Jianmin gave written authorization for Mr. Sun Changji as his proxy to attend and vote at the meeting.

2.	Performance of duties by the Nomination and Remuneration Committee

In 2009, the Nomination and Remuneration Committee convened 2 meetings, and performed its relevant duties and functions strictly in accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings”. The Nomination and Remuneration Committee carefully reviewed the skills, knowledge and experience of all Directors, members of Board committees and senior management of the Company, examined and determined the remuneration package of each of the Executive Directors and senior management officers, facilitated the signing of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors, defined the rights, obligations and status of Directors, and appraised the performance of Directors in the discharge of their duties. The term of the second session of the Board expired in June 2009. Pursuant to the Articles of Association and the “Procedural Rules for Nomination and Remuneration Committee Meetings”, the Nomination and Remuneration Committee considered and selected candidates for the third session of the Board, examined their qualifications and the independence of Independent Director candidates, and made to the Board nomination recommendations for the third session of the Board.

Risk Management Committee
The Company established its Risk Management Committee on 30 June 2003. The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, assisting the management in establishing and improving the Company’s internal control system, formulating the operational risk management policy of the Company, reviewing risk and internal control assessment reports in relation to the Company’s operations, and coordinating the handling of sudden and significant risks or crises.
The second session of the Risk Management Committee comprised Mr. Ma Yongwei, an Independent Director, Mr. Wan Feng, an Executive Director, Ms. Zhuang Zuojin, a Non-executive Director, and Ms. Liu Yingqi, an Executive Director. Mr. Ma Yongwei was the chairman of the committee. The term of the second session of the Board expired in June 2009. Pursuant to the relevant requirements of the Articles of Association, the third session of the Board was elected, with Mr. Ma Yongwei, an Independent Director, Ms. Zhuang Zuojin, a Non-executive Director, and Ms. Liu Yingqi, an Executive Director forming the third session of the Risk Management Committee with Mr. Ma Yongwei acting as the chairman.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Corporate Governance	57
1.	Meetings and Attendance

In 2009, the Risk Management Committee held 1 meeting. Attendance records of individual members are as follows:

		Number of	Attendance
Name of member	Position	meetings attended	rate

Ma Yongwei	Independent Director, chairman of the third session of the Risk Management Committee	1/1	100%
Zhuang Zuojin	Non-executive Director, member of the third session of the Risk Management Committee	1/1	100%
Liu Yingqi	Executive Director, member of the third session of the Risk Management Committee	1/1	100%
From the end of the year 2009 up to the Latest Practicable Date, the Risk Management Committee has convened 1 meeting. Attendance records of individual members are as follows:

		Number of	Attendance
Name of member	Position	meetings attended	rate

Ma Yongwei	Independent Director, chairman of the third session of the Risk Management Committee	1/1	100%
Zhuang Zuojin	Non-executive Director, member of the third session of the Risk Management Committee	1/1	100%
Liu Yingqi	Executive Director, member of the third session of the Risk Management Committee	1/1	100%
2.	Performance of duties by the Risk Management Committee

In 2009, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. In order to fulfill its duties, the Risk Management Committee conducted site visits at local branches of the Company in Heilongjiang, Hunan and Jiangxi Provinces in June and November 2009, examined the risk management measures implemented by these local branches, and compiled investigation reports containing advice and recommendations in relation to the strengthening of risk management. In the year 2009, the Risk Management Committee convened 1 meeting to review the amendments to, and implementation of, the “Internal Control Manual (2009 Edition)” of the Company, and discussed and approved the investigation reports on risk management.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
58	Corporate Governance
STRATEGY COMMITTEE
The Company established the Strategy Committee on 30 June 2003. The Strategy Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant and capital intensive projects for operating assets, and conducting studies and making recommendations on other important matters affecting the development of the Company. The second session of the Strategy Committee comprised Mr. Long Yongtu, an Independent Director, Mr. Wan Feng, an Executive Director, Mr. Shi Guoqing, a Non-executive Director and Mr. Lin Dairen, an Executive Director. Mr. Long Yongtu was the chairman of the committee. The term of the second session of the Board expired in June 2009. Pursuant to the relevant requirements of the Articles of Association, the third session of the Board was elected, with Mr. Sun Shuyi, an Independent Director, Mr. Wan Feng, an Executive Director, Mr. Shi Guoqing, a Non-executive Director, and Mr. Lin Dairen, an Executive Director, forming the third session of the Strategy Committee with Mr. Sun Shuyi acting as the chairman.
INTERNAL CONTROL
The Company has always devoted significant effort towards the promotion of internal control and the establishment of internal control-related systems. In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the “Guidance on Internal Control for companies listed on the Shanghai Stock Exchange”, the Listing Rules, and the “Provisional Appraisal Standards for the Internal Control of Insurance Companies” issued by the CIRC, the Company has committed substantial resources to build its internal control system, its implementation plan and its risk management protocol into its corporate governance structure. The Company also formulated and issued the “Internal Control Manual of China Life Insurance Company Limited (2009 Edition)” to further supplement and improve internal control standards and its implementation, strengthen internal control assessments, and actively promote the culture and philosophy of internal control, thereby enhancing the internal control of the Company.
Pursuant to the requirements of the “Notice on the Proper Preparation of 2009 Listed Company Annual Reports” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2009 annual report. The Company, as an overseas private issuer, was required to provide an assessment report on specific issues concerning its internal control system relating to financial reporting for the year ended 31 December 2009 in its Form 20-F submitted to the U.S. Securities and Exchanges Commission (SEC) (U.S. Annual Report) in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control at the Company’s listed jurisdictions and as response to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE, the Company has completed internal control self-assessments for the period ended 31 December 2009 and confirmed that its internal controls were effective. The Company had also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting on 31 December 2009. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

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China Life Insurance Company Limited Annual Report 2009
Corporate Governance	59
The Board and the Audit Committee are responsible for providing leadership for the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments made by the Board. The Company has established Internal Control and Risk Management Departments and Internal Control and Compliance Departments in its headquarters and branches. The Company also conducts tests on the management level, assessing the effectiveness of relevant established and implemented internal control systems in accordance with the requirements of the PRC regulations and Section 404 of the U.S. Sarbanes-Oxley Act, and report the same to the Board, the Audit Committee and management. In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, foreign investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets, comply with relevant PRC laws and regulations and the internal rules and regulations of the Company, while at the same time improving the quality of accounting data.
A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and systems management for the sales channels of products such as individual insurance, group insurance, health insurance, provincial insurance and bancassurance. This internal control system regulates the relevant administrative rights and operational workflows, and effectively controls the measures used to guard against and manage risks relating to the operation of exclusive agents. The Company has issued clear regulations for the workflows and administrative rights relating to the verification of insurance policies, insurance claims, and the safe custody of documents. The Company has also defined business operation standards and service quality standards, developed systems of business, document and files management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.
The Company established transparent and standardized investment decision-making procedures and procedural rules to ensure that insurance funds are applied in a safe manner. The Company has set up a dedicated Investment Decisions Committee with its own procedural rules for meetings. Any investment plans of entrusted funds and direct investment plans of the Company are implemented only after receiving approval from the Investment Decisions Committee. This ensures that all investment decisions are in compliance with the requirements of PRC laws, regulations and administrative rules, and also take into consideration the balance between assets and liabilities of the Company.
The Company has established a “one department, two centers” organizational structure consisting of its Information Technology Department, Beijing Research & Development Center and Shanghai Data Center. This organizational structure is responsible for planning information technology strategies and development, researching into information technology systems, planning and establishing a standardized information platform and a secure system, and performing information system audits. The Company has also formulated a series of effective internal control structures and measures in the course of system development and testing and day-to-day operation and management, and continues to make improvements in response to actual operational demands.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
60	Corporate Governance
The Sales Supervision Department, Internal Control and Risk Management Department, Audit Department, and Supervision Department of the Company are responsible for overseeing the implementation of its internal control. The Sales Supervision Department supervises and inspects every aspect of the sales process through sales pre-warnings and risk monitoring; the Internal Control and Risk Management Department identifies issues with systems design, control implementation, and risk management in a timely manner through the adoption of various measures such as assessments at the Company level, testing at the workflow level and risk analyses. It also plugs loopholes, guards against risks and reduces loss by employing measures such as improving systems, strengthening legal compliance and pursuing responsible parties. The Audit Department and Supervision Department conduct re-assessments on risk management and internal control compliance through various auditing and monitoring activities.
1.	Progress on the self-assessment of internal supervision and control

A Professionals’ Committee has been established under the Board. It works together with the Company’s management to review and discuss information disclosure mechanisms and procedures, as well as internal control mechanisms relating to financial reporting, to ensure that the management has fulfilled its duties in relation to mechanisms and procedures it regards as effective. The Professionals’ Committee also monitors and examines the Company’s financial control, information disclosure mechanisms and procedures, internal control and risk management systems. The Board also reviews the Company’s internal control self-assessment reports, risk assessment reports and compliance reports annually.

In accordance with the requirements laid down by the provisions of the “Standard Regulations on Corporate Internal Control” jointly issued by 5 ministries including the Ministry of Finance, the “Provisional Appraisal Standards for the Internal Control of Insurance Companies” issued by the CIRC and Section 404 of the U.S. Sarbanes-Oxley Act, the Company conducted comprehensive self-assessments of its internal controls. In addition to conducting supervisions and checks in accordance with the abovementioned external regulatory requirements, the Internal Control and Risk Management Department of the Company utilized various methods to supervise and monitor the internal control of several of the Company’s workflows, ensuring thorough implementation of its internal control mechanism. Every year, the Audit Department and its related departments independently and jointly conduct various kinds of audits, accounting and basic accounting appraisals such as economic liability audits, financial revenue and expenditure audits and key investment audits. This is beneficial to further safeguarding the thorough implementation of the regulations and systems of the Company, reducing operational risk exposure, strengthening internal control, optimizing resource allocation and improving the operational management of the Company.

The Company has specifically formulated regulations with respect to the report, investigation, handling of and responsibility attribution for cases involving any breach of laws, discipline and regulations by employees, such being implemented by the Supervision Department. This ensures that cases involving any breach of laws, discipline and regulations by employees are dealt with in a timely manner, and that personnel involved will be attributed proper responsibility.

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China Life Insurance Company Limited Annual Report 2009
Corporate Governance	61
2.	Defects in internal control and improvements

The Company has established a workflow called “evaluate — defect discovery — improve — cross-check”, which when combined with the implementation of its defect improvement, follow-up, inspection and responsibility attribution system, ensures that once a defect is identified in its internal control system, swift improvement measures, follow-up arrangements and cross-checks will be made. The Company conducted a self-assessment on internal control relating to its financial reporting functions, and no material defect was found in the design and implementation of its internal control during the Reporting Period.

3.	Risk management

The Company established a well-developed organizational structure of risk management and internal control, properly defining the relevant duties and functions at different levels. The Board has set up the Risk Management Committee and the Audit Committee, while the President’s Office of the Company has set up several functional departments, such as the Internal Control and Risk Management Committee, the Internal Control and Risk Management Department, the Sales Supervision Department, the Audit Department, the Legal and Compliance Department, and the Supervision Department. Provincial branches have also set up Internal Control and Risk Management Committees, Internal Control and Compliance Departments, Sales Supervision Departments, and Supervision Departments. All of the above helps shape the six-zone strategic layout of the Company’s audit centers. For an analysis of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER
Employees: The Company is independent in the aspects of employment, human resources, compensation management.
Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and its related parties.
Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC. The Company, as a separate taxpayer, pays taxes individually according to laws.
Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.
Business operations: The Company independently develops its business, including its life insurance, accident and injury insurance and health insurance businesses, reinsurance relating to the aforesaid, use of funds approved by the government and regulatory authorities, as well as its agency business, consulting business and the provision of services in relation to personal injury insurance. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
62	Corporate Governance
PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT
The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, a performance target contract will be entered into between the Chairman and the President, the President and the Vice Presidents, and the President’s Office and the senior management of branches of the Company. The performance target contract system is an important tool in analyzing the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the efficiency of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.
The Company has established a remuneration and incentive system with reference to an individual employee’s position, the Company’s results and market conditions. The remuneration for senior management comprises basic salary, performance compensation, welfare benefits and medium and long term incentives.
SHAREHOLDERS’ INTERESTS
To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending Shareholders’ General Meetings, shareholders have the right to convene extraordinary Shareholders’ General Meetings under certain circumstances.
If the number of Directors falls below the minimum requirements, the losses incurred reaches one-third of the Company’s total share capital, or if the Board or the Supervisory Committee deems necessary, or where shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary Shareholders’ General Meeting within two months of the date of such requisition. Where shareholders holding 10% or more shares requisition an extraordinary Shareholders’ General Meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.
Shareholders may put forward enquiries to the Board through the Company Secretary or the Board Secretary, or put forward proposals at Shareholders’ General Meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

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China Life Insurance Company Limited Annual Report 2009
Corporate Governance	63
INFORMATION DISCLOSURE AND INVESTOR RELATIONS
Being a triple-listed financial conglomerate, the Company has put great emphasis on the timeliness, accuracy and completeness of information disclosure since gaining listing status, and has established a well-developed and practical information disclosure system in strict compliance with the laws and regulatory rules of its listed jurisdictions so as to ensure smooth channels of access to information and disclosures, and the compliance with the information disclosure obligations of the Company as required by its onshore and offshore listed jurisdictions, so as to ensure that domestic and overseas investors obtain equal information. In 2009, the Company further standardized and strengthened the procedures for internal reporting of material information and the administration of external disclosure of information.
In 2009, the Company published approximately 150 periodic reports and ad-hoc announcements in its onshore and offshore listed jurisdictions in a timely manner pursuant to its stringent internal control mechanism and effective workflows. While strictly complying with regulatory requirements and coordinating to ensure consistent information disclosure across jurisdictions, the Company places particular focus on information disclosure risk management to protect the interest of its shareholders and its image in the capital markets. The Company will continue to strictly comply with the listing rules and regulatory requirements of its listed jurisdictions, improve the information disclosure system and workflows, and enhance the quality of its information disclosure and the transparency of its operations.
In 2009, the Company has also taken a series of measures to enhance investor relations, which mainly includes holding the Annual General Meeting, holding press conferences for performance results, embarking on global non-deal roadshows, meeting and holding conference calls with investors and investment analysts, organizing the Corporate Open Day, attending investors’ meetings, updating information on its investor relations website on a real-time basis, establishing an investor relations hotline and an exclusive electronic mailbox to ensure timely replies to any enquiries made by investors and investment analysts.
In 2009, the Company communicated with more than 2,600 investors and analysts through different channels, including the reception at the Company of more than 220 groups of investors and analysts consisting of more than 800 individuals in total, communicating with more than 810 investors by participating in 24 investors’ meetings held locally or overseas, inviting about 100 local and overseas investors and analysts to attend its Corporate Open Day, and meeting and visiting 330 investors in the results release conference and roadshows. In addition, the Company kept in close contact with investors’ groups by phone and email, and communicated through more than 1,500 emails with investors’ groups, and answered and replied more than 2,000 calls and electronic mail.
In 2009, the Company’s investor relations website was awarded the “Most Popular Listed Company Website among Investors in China” and the “Best Information Disclosure Website” in the “1st Outstanding Websites of Chinese Listed Companies Awards” by the Securities Times.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
64	Report of the Board of Directors
1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China and possesses the most extensive distribution network in China, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life, accident and health insurance. The Company is one of the largest institutional investors in China, and has become China’s largest insurance asset management company through its controlling shareholding in China Life Asset Management Company Limited. The Company also holds a controlling stake in China Life Pension Company Limited.

2.	EXPLANATIONS IN RELATION TO THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

For an explanation in relation to the adoption of International Financial Reporting Standards, please refer to Note 2 in the Notes to the Consolidated Financial Statements in this annual report.

3.	MANAGEMENT DISCUSSION AND ANALYSIS

For an analysis of the Company’s operating and financial results, please refer to the section headed “Management Discussion and Analysis” in this annual report.

4.	DETAILS OF ANY PROFIT DISTRIBUTION PLAN OR PUBLIC RESERVES CAPITALIZATION PLAN

In accordance with the profit distribution plan approved by the Board on 7 April 2010, after the appropriation to its discretionary surplus reserve fund of RMB3,293 million (10% of the net profit for 2009), the Company, based on there being 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB19,785 million to all shareholders at RMB0.70 per share. The foregoing profit distribution plan is to take effect after approval by the Annual General Meeting to be held on 4 June 2010 (Friday). Domestic shareholders’ dividends are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average exchange rate published by the People’s Bank of China one week before the declaration of the distribution of dividends or other payments.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Report of the Board of Directors	65

For the purposes of distributing after-tax profits, unless otherwise required by regulatory authorities, the relevant amount of after-tax profits shall be the lesser of: firstly, such amount as appeared in the financial statements prepared in accordance with China Accounting Standards for Business Enterprises; and secondly, such amount as appeared in the financial statements prepared in accordance with the financial reporting standards of the Company’s offshore listed jurisdictions.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

5.	RESERVES

Details of the reserves of the Company are set out in the section headed “Notes to the Consolidated Financial Statements” in this annual report.

6.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company and its subsidiaries for the Reporting Period was RMB55.10 million.

7.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in the section headed “Notes to the Consolidated Financial Statements” in this annual report.

8.	SHARE CAPITAL

Details of movement in share capital of the Company are set out in the section headed “Notes to the Consolidated Financial Statements” in this annual report.

9.	BANK BORROWINGS

As at the end of the Reporting Period, the Company did not have any bank borrowings.

10.	INFORMATION ON TAX DEDUCTION

Main items for tax deduction while calculating the 2009 enterprise income tax payable by the Company are as follows:

Interest income received from government bonds:	RMB6,972 million
Dividend income from funds:	RMB2,052 million
11.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

12.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2009. The Company will deal with such rights and related matters in accordance with PRC governmental policy.

13.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of Board meetings, implementation by the Board of resolutions passed at Shareholders’ General Meetings and the Board’s performance of its duties are set out in the section headed “Corporate Governance” in this annual report.

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China Life Insurance Company Limited Annual Report 2009
66	Report of the Board of Directors
14.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

15.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period.

16.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the Reporting Period had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

17.	DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at the end of the Reporting Period, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the SFO)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the Model Code) as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a Code of Conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own Code of Conduct in the year of 2009.

18.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON OPTIONS OF SHARES

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for options on shares.

19.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

20.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:
(1)	during the Reporting Period, the Company did not provide any external guarantee;

(2)
the Company’s internal control system regarding external guarantees comply with laws, regulations, and the requirements under the “Notice in relation to the standardization of capital flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees granted by Listed Companies”; and

(3)	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

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China Life Insurance Company Limited Annual Report 2009
Report of the Board of Directors	67
21.	MAJOR CUSTOMERS

During the Reporting Period, the premium income and policy fees received from the Company’s five largest customers accounted for less than 30% of the Company’s total premium income and policy fees for the year. None of the Directors of the Company or any of their associates or any shareholders (which to the best knowledge of the Directors, has more than 5% of the Company’s issued share capital) had any beneficial interest in the Company’s five largest customers.

22.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (7 April 2010), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

23.	COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

None of the Directors of the Company are aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions under the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules during the Reporting Period. Details are set out in the section headed “Corporate Governance” in this annual report.

24.	AUDITORS

Resolutions were passed at the 2009 Annual General Meeting (Annual General Meeting for the year 2008) to engage PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the PRC and international auditors to the Company in 2009. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers have been the Company’s auditors for 7 consecutive years.

Remuneration paid by the Company to the auditors is approved at the Annual General Meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2009 was as follows:

Service/Nature	Expenses (RMB millions)

Audit and audit-related services	69.5

A resolution for the re-appointment of PricewaterhouseCoopers as the international auditor and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the PRC auditor of the Company will be proposed at the forthcoming Annual General Meeting for the year 2009 to be held on 4 June 2010.

By Order of the Board
Yang Chao
Chairman
Beijing, China
7 April 2010

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
68	Report of the Supervisory Committee
1.	MEETINGS OF THE SUPERVISORY COMMITTEE

Date	Issues Discussed

19 January 2009 The Thirteenth Meeting of the Second Session of the Supervisory Committee	1. Reviewed and approved the “2008 Supervisory Committee Report on Specific Issues”

25 March 2009 The Fourteenth Meeting of the Second	1. Reviewed and approved the “Resolution in relation to the 2008 Financial Report”
Session of the Supervisory Committee	2. Reviewed and approved the “2008 H Share Annual Report” and the “2008 A Share Annual Report”

3.   Reviewed and approved the “2008 H Share Report of the Supervisory Committee”, the “2008 A Share Report of the Supervisory Committee”, and the submission of such for the approval of the Shareholders’ General Meeting

4. Reviewed and approved the “Resolution in relation to the 2008 Profit Distribution Plan”
5. Reviewed and approved the “Resolution in relation to the ‘Self-evaluation Report of the Board regarding the Company’s Internal Control Systems’”
6. Reviewed and approved the “2008 Self-evaluation Report on the Company’s Internal Control Systems”
7. Reviewed and approved the “2008 Report on Connected Transactions the implementation of the Connected Transactions Management System”
8. Reviewed and approved the “2008 Report on the Audit of Connected Transactions”
9. Reviewed and approved the “2008 Supervisors’ Performance Report”
10. Reviewed and approved the “Key tasks for the Supervisory Committee for 2009”
11. Reviewed and approved the “Resolution on the amendment of the ‘Procedural Rules of Supervisory Committee Meetings’”

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China Life Insurance Company Limited Annual Report 2009
Report of the Supervisory Committee	69

Date	Issues Discussed

12. Reviewed and approved the “Resolution in relation to the nomination of candidates to the Third Session of the Supervisory Committee”
13. Reviewed and approved the “Resolution in relation to convening the fifteenth meeting of the second session of the Supervisory Committee”

23 April 2009	1. Reviewed and approved the “2009 First Quarter Report”
The Fifteenth Meeting of the Second Session of the Supervisory Committee	2. Reviewed and approved the “Resolution approving the ‘2008 Compliance Report’”

16 June 2009 The First Meeting of the Third Session of	1. Reviewed and approved the “Resolution on the selection of the Chairperson of the Third Session of the Supervisory Committee”
the Supervisory Committee	2. Reviewed and approved the “Resolution on the 2009 Workplan of the Supervisory Committee”
3. Reviewed and approved the “Resolution on convening the second meeting of the third session of the Supervisory Committee”

25 August 2009 The Second Meeting of the Third Session of the Supervisory Committee
1.   Reviewed and approved the “2009 A Share Interim Report” and the “2009 H Share Interim Report”
2.   Receiving the “Report on the latest progress in relation to the A Share and H Share accounting policies for the financial reports of the Company” and the “2009 Interim Report on the implementation of Internal Control Standards and Internal Control Assessments”

26 October 2009	1. Reviewed and approved the “2009 Third Quarter Report”
The Third Meeting of the Third Session of the Supervisory Committee	2. Reviewed and approved the “Resolution on the Supervisory Committee Investigation Report on Hunan and Anhui”

21 December 2009 The Fourth Meeting of the Third Session of the Supervisory Committee	1. Received the “Progress Report on the harmonization of accounting policies for A Share and H Share financial reports of the Company”
2.	ACTIVITIES OF THE SUPERVISORY COMMITTEE
1.
Forging ahead with the systemization and standardization of the activities of the Supervisory Committee. In 2009, the Supervisory Committee continued its efforts to systemize and standardize its activities. Taking advantage of the experience gained during 2008 and combining such with the key targets for 2009, the Supervisory Committee approved the “Key Tasks for the Supervisory Committee for 2009” after discussions among, and the commenting thereon by all Supervisors. This laid down a good foundation for the effective commencement of its tasks and the performance of its supervisory duties in 2009. In 2009, in order to perfect the procedures for Supervisory Committee meetings, the Supervisory Committee amended the “Procedural Rules of Supervisory Committee Meetings” in accordance with relevant changes to the supervisory rules and the Articles of Association, and worked towards ensuring that the relevant systems are in place such that a legal or regulatory basis is found for tasks performed. In combination with the Company’s efforts in basic systemic development and management standardization, the Supervisory Committee revised its systems and formulated the relevant workflows, clarifying the key items in the implementation of different systems, and contributed towards the systemization and standardization of the committee’s work.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
70	Report of the Supervisory Committee
2.
Completing elections of the change of session of the Supervisory Committee in accordance with relevant regulatory requirements. The second session of the Supervisory Committee of the Company expired in June 2009 in accordance with the Company Law of the PRC, Articles of Association and relevant regulations. In February 2009, the Supervisory Committee commenced the election process in strict compliance with regulatory requirements and completed the necessary tasks in relation to the election of a new session of the Supervisory Committee. After preparing the list of Supervisor candidates and approval by the Supervisory Committee and the Shareholders’ General Meeting, on 25 May 2009, the Shareholders’ General Meeting chose 2 Non-employees’ Representative Supervisors and 1 External Supervisor, while the employees’ representative meeting chose 2 Employees’ Representative Supervisors, thereby completing the migration to the third session of the Supervisory Committee.

3.
Carrying out investigations and research and strengthening supervision and inspection. According to the 2009 Supervisory Committee annual research workplan, the Supervisory Committee organized two investigation and research teams to inspect the Company’s Hunan and Anhui Branches in order to understand the Company at its grassroots, discuss issues with members of the working staff and thereby gaining a clearer picture of the implementation of operational decisions made by the Company’s headquarters at a local level. Through such activities, the Supervisory Committee obtained a better understanding of the operations management, business activities and risk management of the Company’s branches, and compiled the “2009 Supervisory Committee Investigation Report”. The investigation and research exercise was fruitful, and had a positive effect on the ability of the Supervisory Committee to exercise its powers and fulfill its responsibilities.

4.
Participating in supervision training and improving the Supervisors’ abilities to perform their duties. In accordance with regulatory requirements, the Supervisors took turns to take part in a three-day training course held by the Beijing Securities Regulatory Bureau for the Directors, Supervisors and senior management of the Company in 2009. The training provided a comprehensive and systematic study of corporate governance theory and practice, and also provided communication opportunities with other listed companies, laying a good foundation for the improved performance of the Supervisory Committee in the discharge of its duties.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Report of the Supervisory Committee	71
3.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the terms of reference prescribed by the Company Law of the PRC and the Articles of Association.

1.
The Company’s operations’ compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law of the PRC and the Articles of Association. During the Reporting Period, all Directors and senior management of the Company maintained strict principles of diligence and integrity, and the Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

2.
The verity of the financial report. The Company’s annual financial report truly and completely reflected the state of the Company’s financial position and operating results. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers have performed audits and have issued unqualified auditors’ reports for the year ended 2009 in accordance with China Standards on Auditing of PRC Certified Public Accountants and International Standards on Auditing, respectively.

3.
Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or the incurring of any loss to the Company’s assets.

4.
Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

5.	Internal control system. During the Reporting Period, the Company has sought to improve its internal control system, and continued to improve the effectiveness of such system.
By Order of the Supervisory Committee
Xia Zhihua
Chairperson of the Supervisory Committee
Beijing, China
7 April 2010

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
72	Significant Events
1.	USE OF FUNDS RAISED

The global share offering of the Company in December 2003 provided cash proceeds of approximately RMB24,707 million (US$3,062 million). As at the end of the Reporting Period, the cash proceeds from the global offering was partly used for investments in foreign stock markets, partly for investments in foreign-currency denominated debts in China, and partly held in bank deposit accounts denominated in foreign currencies in China. In addition, the Company has, in aggregate, converted approximately US$300 million of the cash proceeds into RMB to reduce foreign exchange risk. The Company applied approximately US$433 million for investments into Guangdong Development Bank, and used over HKD5,800 million to subscribe for new shares in Sino-Ocean Land Holdings Limited. As at the end of the Reporting Period, through the usage of funds mentioned above, the foreign-currency funds obtained by the Company from its global share offering achieved good returns on investment.

The A Share offering of the Company in December 2006 provided cash proceeds of approximately RMB27,810 million. The Company received such cash proceeds on 29 December 2006. As at the end of the Reporting Period, the cash proceeds from its A Share offering were used to strengthen its capital base.

2.	CONNECTED TRANSACTIONS
(1)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.34 of the Listing Rules, including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, and the asset management agreement between CLIC and AMC. These continuing connected transactions were subject to reporting and announcement but were exempt from independent shareholders’ approval requirements under the Listing Rules.

(1)	Policy Management Agreement

As part of the restructuring, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of the Company’s customer service network and increase its revenue sources, CLIC engaged the Company to provide policy administration services relating to the retained policies (non-transferred policies) after the restructuring. The Company and CLIC have constantly signed policy management agreements since 30 September 2003. The Company and CLIC entered into a confirmation letter on 30 December 2008, pursuant to which both parties confirmed the further renewal of the policy management agreement for three years from 1 January 2009 to 31 December 2011. Pursuant to the renewed policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of additional coverage to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 29 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2011 is RMB1,402 million.

For the year ended 31 December 2009, the service fee paid by CLIC to the Company amounted to RMB1,193 million.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Significant Events	73
(2)	Asset Management Agreements
(a)	Asset Management Agreement between AMC and the Company

Since 30 November 2003, the Company has been entering into asset management agreements with AMC. The Company and AMC entered into a renewed asset management agreement on 30 December 2008, which was valid until 31 December 2009. According to the terms of renewal of the agreement, its term has been automatically extended until 31 December 2010. In accordance with the renewed asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines given by the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. All investment incomes and losses relating to the assets managed by AMC pursuant to the agreement will be retained and borne by the Company (as the case may be). In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 29 in the Notes to the Consolidated Financial Statements. The Company has set the annual cap amount at RMB800 million for 2009 and 2010.

For the year ended 31 December 2009, the Company paid AMC an asset management fee of RMB540 million.

(b)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, the Company has been entering into asset management agreements with CLIC. CLIC and AMC entered into a renewed CLIC asset management agreement (the Renewed CLIC Asset Management Agreement) on 30 December 2008. The Renewed CLIC Asset Management Agreement is for a term of three years, effective from 1 January 2009 and expiring on 31 December 2011. The parties will negotiate the terms of renewal of the agreement 90 days prior to its termination, provided that the Company satisfies the requirements under the Listing Rules in relation to renewal of agreements. In accordance with the Renewed CLIC Asset Management Agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. For details as to the method of calculation of the asset management fee, please refer to Note 29 in the Notes to the Consolidated Financial Statements. The annual caps for each of the three years ending 31 December 2011 are RMB280 million, RMB290 million and RMB300 million, respectively.

For the year ended 31 December 2009, CLIC paid AMC an asset management fee of RMB112 million.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
74	Significant Events
CERTIFICATION BY AUDITOR

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to reporting and announcement requirements, and the letter stated that:

(a)	such continuing connected transactions have been approved by the Board;

(b)	for transactions involving provision of services by the Company, they are in accordance with the pricing policies of the Company;

(c)	the transactions have been entered into in accordance with the relevant agreements governing the transactions; and

(d)	the amounts of the continuing connected transactions have not exceeded the relevant annual caps.
CONFIRMATION BY INDEPENDENT DIRECTORS

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to reporting and announcement requirements, and confirmed that:
(a)	the transactions were entered into in the ordinary and usual course of business of the Company;

(b)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as the Company’s independent shareholders are concerned;

(c)	the transactions were entered into in accordance with the agreements governing those connected transactions; and

(d)	the amounts of the continuing connected transactions have not exceeded the relevant annual caps.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Significant Events	75
(2)	Other Connected Transactions
(a)	Capital Injection into AMC

On 9 February 2009, the Company, CLIC and AMC signed the “China Life Asset Management Company Limited Capital Injection Contract” (the Capital Injection Contract). According to the Capital Injection Contract, the Company and CLIC shall inject RMB2 billion into AMC, of which RMB1.2 billion is to be contributed by the Company (being 60% of the registered capital increase of AMC), and RMB0.8 billion is to be contributed by CLIC (being 40% of the registered capital increase of AMC). As at the end of the Reporting Period, the registrations with the Administration of Industry and Commerce for the capital injection have been completed.

(b)	The Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC signed the “China Life Insurance (Group) Company Entrustment of Enterprise Annuity Funds and Account Management Agreement” with the Pension Company. The agreement is valid for three years from the date the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, the Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC and charges trustee management fees and account management fees in accordance with the agreement.

(3)	Statement on Claims, Debt Transactions and Guarantee Transactions etc. with Connected Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.
3.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS
1.
During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor have entrusted, contracted or leased other companies’ assets, the income from which is responsible for 10% or above of the Company’s profits for the year.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Apart from entrusting funds with AMC and its subsidiaries for asset management purposes, the Company did not entrust other companies with the management of cash assets during the Reporting Period.

4.	Except otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
76	Significant Events
4.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD
(1)
As the controlling shareholders of the Company, CLIC undertook not to transfer or entrust others to manage their direct and indirect holdings in the Company, nor allow the Company to repurchase such shares for a period of 36 months from the date of listing of the Company’s A Shares. CLIC strictly followed these commitments during the Reporting Period. The lock-up of the 19,323,530,000 shares held by CLIC has expired on 11 January 2010. According to the “Implementation Measures in relation to the Transfer of certain State-owned Shares on the Domestic Stock Market to enrich the National Social Security Fund Policy” and Notice No. 63, jointly promulgated by the Ministry of Finance of PRC, the State-owned Assets Supervision and Administration Commission, the CSRC and the National Social Security Fund Council, 150,000,000 shares of the Company held by CLIC have been frozen in accordance with the law. The Company received a written notification from CLIC informing the Company that CLIC will fulfill its obligation to transfer the state-owned shares through payment of funds, and thereby continue to hold the shares. CLIC will commence procedures for un-freezing those shares after payment of the funds.

(2)
Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 m2) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 m2) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related lands of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership have been completed. The Shenzhen Branch of the Company continues to use such property and land, and no other parties have questioned or hindered the use of such property and land by the Company.

(3)
China Life-CMG Life, previously a subsidiary of CLIC, was a sino-foreign joint venture established on 4 July 2000, and had been owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The business scope of China Life-CMG Life is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. CLIC undertook to sell all of its equity interests in China Life-CMC Life to a third party within three years after the listing of the Company on the HKSE, or to take other measures to eliminate any competition between China Life-CMG Life and the Company.

On 27 January 2010, CLIC transferred its 51% equity interests in China Life-CMG Life to the Bank of Communications Co., Ltd. with the approval of the Ministry of Finance of the PRC, the State Administration for Industry and Commerce and the CIRC. As a result, China Life-CMG Life Assurance Company Ltd. was formally renamed as BoCommLife Insurance Company Limited, and CLIC had thereby fulfilled its undertaking.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Significant Events	77
5.	MAJOR LITIGATION AND ARBITRATION

The Company was not a party to any major litigation or arbitration during the Reporting Period.

6.	OTHER AFFAIRS

Pursuant to the Audit Law of the PRC and the 2010 Auditing Plan of the National Audit Office of the PRC (the NAO), in the latter half of February 2010 the NAO has started gathering information from the Company in preparation for its upcoming routine audit of the Company. The audit forms part of the NAO’s routine audits on relevant financial institutions, and the Company shall provide every assistance to the NAO’s work in this regard.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
78	Honors & Awards
“Forbes” Forbes Global 2000 for 2009, ranking No. 72
“FinanceAsia” Best Corporate Governance Award and Best Investor Relations Award for 2009
“The Asset” China’s Most Promising Companies 2009
Oliver Wyman Best Stable Returns in the Financial Services Sector (2005-2009)
The Credible Enterprise of China Accreditation 2009, ranking No. 1
“21st Century Business Herald” Top 100 Life Insurance Companies in Asia for 2009, ranking No. 1
CBN Life Insurance Company for 2009
Top Ten Charity Companies on the 2009 China Charity List
“The Banker” Best Corporate Image Award for 2009

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Report of Auditor	79
Independent Auditor’s Report
To the shareholders of China Life Insurance Company Limited
(incorporated in the People’s Republic of China with limited liability)
We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 81 to 186, which comprise the consolidated and company statement of financial position as of 31 December 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flow for the year then ended, and a summary of significant accounting policies and other explanatory notes.
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
80	Report of Auditor
OPINION
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31 December 2009, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
OTHER MATTERS
This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 7 April 2010

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Consolidated Statement of Financial Position	81
As at 31 December 2009

		As at 31	As at 31	As at 1
		December	December	January
		2009	2008	2008
	Note	RMB million	RMB million	RMB million

ASSETS
Property, plant and equipment	6	17,467	16,720	15,506
Investments in associates	7	8,470	7,891	6,449
Financial assets
Held-to-maturity securities	8.1	235,099	211,929	195,703
Loans	8.2	23,081	17,926	7,144
Term deposits	8.3	344,983	228,272	168,594
Statutory deposits-restricted	8.4	6,153	6,153	5,773
Available-for-sale securities	8.5	517,499	424,939	417,515
Securities at fair value through income	8.6	9,133	14,099	25,110
Securities purchased under agreements to resell	8.7	—	—	5,053
Accrued investment income	8.8	14,208	13,149	9,857
Premiums receivable	10	6,818	6,433	6,218
Reinsurance assets	11	832	940	1,111
Other assets	12	6,317	4,957	4,990
Cash and cash equivalents		36,197	34,085	25,317

Total assets		1,226,257	987,493	894,340

The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
82	Consolidated Statement of Financial Position
As at 31 December 2009

		As at 31	As at 31	As at 1
		December	December	January
		2009	2008	2008
	Note	RMB million	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	818,164	662,865	527,507
Financial liabilities
Investment contracts	14	67,326	65,063	53,424
Securities sold under agreements to repurchase	15	33,553	11,390	100
Policyholder dividends payable		54,587	43,178	64,473
Annuity and other insurance balances payable		5,721	4,980	4,059
Premiums received in advance		1,804	1,811	2,201
Other liabilities	16	11,978	11,057	10,135
Deferred tax liabilities	24	16,361	10,344	22,997
Current income tax liabilities		3,850	1,668	8,312
Statutory insurance fund	17	137	266	122

Total liabilities		1,013,481	812,622	693,330

Shareholders’ equity
Share capital	30	28,265	28,265	28,265
Reserves	31	102,787	84,447	111,276
Retained earnings		80,020	61,235	60,593

Total shareholders’ equity		211,072	173,947	200,134

Minority interests		1,704	924	876

Total equity		212,776	174,871	201,010

Total liabilities and equity		1,226,257	987,493	894,340

Approved and authorized for issue by the Board of Directors on 7 April 2010

Yang Chao	Wan Feng

Director	Director
The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Statement of Financial Position	83
As at 31 December 2009

		As at 31	As at 31	As at 1
		December	December	January
		2009	2008	2008
	Note	RMB million	RMB million	RMB million

ASSETS
Property, plant and equipment	6	16,940	16,387	15,162
Investments in subsidiaries	34	3,865	2,785	930
Investments in associates	7	7,278	7,278	6,071
Financial assets
Held-to-maturity securities	8.1	235,092	211,929	195,703
Loans	8.2	23,031	17,876	7,144
Term deposits	8.3	343,483	228,272	168,594
Statutory deposits-restricted	8.4	5,653	5,653	5,653
Available-for-sale securities	8.5	514,055	421,684	416,681
Securities at fair value through income	8.6	9,113	14,068	24,844
Securities purchased under agreements to resell	8.7	—	—	4,673
Accrued investment income	8.8	14,120	13,080	9,848
Premiums receivable	10	6,818	6,433	6,218
Reinsurance assets	11	832	940	1,111
Other assets	12	6,236	4,945	4,952
Cash and cash equivalents		35,582	33,934	24,808

Total assets		1,222,098	985,264	892,392

The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
84	Statement of Financial Position
As at 31 December 2009

		As at 31	As at 31	As at 1
		December	December	January
		2009	2008	2008
	Note	RMB million	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	818,164	662,865	527,507
Financial liabilities
Investment contracts	14	67,326	65,063	53,424
Securities sold under agreements to repurchase	15	32,810	11,200	100
Policyholder dividends payable		54,587	43,178	64,473
Annuity and other insurance balances payable		5,721	4,980	4,059
Premiums received in advance		1,804	1,811	2,201
Other liabilities	16	11,802	10,937	9,980
Deferred tax liabilities	24	16,377	10,351	22,954
Current income tax liabilities		3,849	1,668	8,258
Statutory insurance fund	17	137	266	122

Total liabilities		1,012,577	812,319	693,078

Shareholders’ equity
Share capital	30	28,265	28,265	28,265
Reserves	31	102,485	84,096	111,186
Retained earnings		78,771	60,584	59,863

Total shareholders’ equity		209,521	172,945	199,314

Total liabilities and shareholder’s equity		1,222,098	985,264	892,392

Approved and authorized for issue by the Board of Directors on 7 April 2010

Yang Chao	Wan Feng

Director	Director
The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Consolidated Statement of Comprehensive Income	85
For the year ended 31 December 2009

		2009		2008
	Note	RMB million		RMB million

REVENUES
Gross written premiums			275,970		265,656
Less: premiums ceded to reinsurers			(158)		(156)

Net written premiums			275,812		265,500
Net change in unearned premium reserves			(735)		(323)

Net premiums earned			275,077		265,177

Investment income	18		38,890		44,946
Net realised gains/(losses) on financial assets	19		21,244		(5,964)
Net fair value gains/(losses) on assets at fair value through income	20		1,449		(7,194)
Other income			2,630		3,420

Total revenues			339,290		300,385

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	21		(74,858)		(89,659)
Accident and health claims and claim adjustment expenses	21		(7,808)		(7,641)
Increase in insurance contracts liabilities	21		(154,372)		(134,649)
Investment contract benefits	22		(2,142)		(1,931)
Policyholder dividends resulting from participation in profits			(14,487)		(1,671)
Underwriting and policy acquisition costs			(22,936)		(24,200)
Administrative expenses			(18,719)		(16,652)
Other operating expenses			(2,390)		(3,409)
Statutory insurance fund			(537)		(558)

Total benefits, claims and expenses			(298,249)		(280,370)

Share of results of associates	7		704		(56)
Net profit before income tax expenses	23		41,745		19,959
Income tax expenses	24		(8,709)		(685)

Net profit			33,036		19,274

Attributable to:
— shareholders of the Company			32,881		19,137
— minority interests			155		137

Basic and diluted earnings per share	26	RMB	1.16	RMB	0.68

The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
86	Consolidated Statement of Comprehensive Income
For the year ended 31 December 2009

		2009	2008
	Note	RMB million	RMB million

Other comprehensive income/(loss)
Available-for-sale financial assets
Arising from available-for-sale securities		39,470	(61,622)
Reclassification adjustment for gains included in profit or loss		(21,040)	4,878
Impact from available-for-sale securities on other assets and liabilities		(3,999)	11,702
Share of other comprehensive income/(loss) of associates		(70)	291
Others		—	(3)
Income tax relating to components of other comprehensive income/(loss)	24	(3,607)	11,260

Other comprehensive income/(loss) for the year		10,754	(33,494)

Total comprehensive income/(loss) for the year		43,790	(14,220)

Attributable to:
– shareholders of the Company		43,626	(14,316)
– minority interests		164	96

The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Consolidated Statement of Changes in Equity	87
For the year ended 31 December 2009

	Attributable to shareholders
	of the Company
			Retained	Minority
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 30)	(Note 31)

As at 1 January 2008	28,265	111,276	60,593	876	201,010
Net profit	—	—	19,137	137	19,274
Other comprehensive loss for the year	—	(33,453)	—	(41)	(33,494)

Total comprehensive income/(loss)	—	(33,453)	19,137	96	(14,220)

Transactions with owners
Capital contribution	—	—	—	45	45
Appropriation to reserve	—	6,624	(6,624)	—	—
Dividends paid	—	—	(11,871)	—	(11,871)
Dividends to minority interests	—	—	—	(93)	(93)

Total transactions with owners	—	6,624	(18,495)	(48)	(11,919)

As at 31 December 2008	28,265	84,447	61,235	924	174,871

As at 1 January 2009	28,265	84,447	61,235	924	174,871
Net profit	—	—	32,881	155	33,036
Other comprehensive income for the year	—	10,745	—	9	10,754

Total comprehensive income	—	10,745	32,881	164	43,790

Transactions with owners
Capital contribution	—	—	—	720	720
Appropriation to reserve	—	7,595	(7,595)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to minority interest	—	—	—	(104)	(104)

Total transactions with owners	—	7,595	(14,096)	616	(5,885)

As at 31 December 2009	28,265	102,787	80,020	1,704	212,776

The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
88	Consolidated Statement of Cash Flow
For the year ended 31 December

	2009	2008
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	41,745	19,959

Adjustments for:
Investment income	(38,890)	(44,946)
Net realised and unrealised (gains)/losses on financial assets	(22,693)	13,158
Insurance contracts	155,252	135,284
Depreciation and amortisation	1,560	1,363
Amortisation of premiums and discounts	10	(156)
Loss on foreign exchange and impairments	28	907
Changes in operational assets and liabilities:
Financial assets at fair value through income	6,435	3,977
Receivables and payables	9,917	4,484

Cash generated from operating activities
Income tax paid	(3,995)	(8,583)
Interest received	291	101
Dividends received	40	529

Net cash inflow from operating activities	149,700	126,077

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	95,197	19,594
Maturities of debt securities	25,730	4,187
Sales of equity securities	101,112	59,855
Property, plant and equipment	420	247
Purchases:
Debt securities	(148,559)	(119,989)
Equity securities	(149,523)	(49,480)
Property, plant and equipment	(3,261)	(2,950)
Investment in associate	—	(1,200)
Term deposits, net	(116,711)	(60,095)
Securities purchased under agreements to resell, net	8	5,142
Interest received	34,139	30,378
Dividends received	3,159	9,563
Other	(5,462)	(11,162)

Net cash outflow from investing activities	(163,751)	(115,910)

The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Consolidated Statement of Cash Flow	89
For the year ended 31 December

	2009	2008
	RMB million	RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	22,163	11,290
Interest paid	(111)	(437)
Contribution from minority shareholders	720	—
Dividends paid to the Company’s shareholders	(6,501)	(11,871)
Dividends paid to minority interests	(104)	(93)

Net cash inflow/(outflow) from financing activities	16,167	(1,111)

Foreign currency losses on cash and cash equivalents	(4)	(288)

Net increase in cash and cash equivalents	2,112	8,768

Cash and cash equivalents
Beginning of year	34,085	25,317

End of year	36,197	34,085

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	23,640	20,841
Short-term bank deposits	12,557	13,244
The notes on pages 90 to 186 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
90	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 7 April 2010.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance

The Group prepared these consolidated financial statements in accordance with all applicable International Financial Reporting Standards (“IFRS”), its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong and the requirements of the Hong Kong Companies Ordinance.

Prior to 2009, as a listing entity on stock exchanges with different filing requirements, the Group prepared its consolidated financial statements in accordance with the following generally accepted accounting principles (“GAAP”):

Stock Exchange	GAAP

Stock Exchange of Hong Kong	Hong Kong Financial Reporting Standards (“HKFRS”)

New York Stock Exchange	HKFRS with reconciliations to accounting principles generally accepted in the US (“US GAAP”)

Shanghai Stock Exchange	China Accounting Standards (“CAS”)

To improve efficiency in operational and financial reporting processes in compliance with the various filing requirements, the Group adopted IFRS in 2009. These are the Group’s first consolidated financial statements under IFRS. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, 31 December 2009 represents the Group’s first IFRS reporting date.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	91
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance (continued)

As a PRC-incorporated entity, the Group maintains statutory books and records on CAS basis. In previous years, the Group carried out period-end journal entry adjustments to derive the consolidated financial statements under HKFRS and the reconciliation to US GAAP. The Group considers CAS to be its Previous GAAP when evaluating applicable transitional exemptions that IFRS 1 permits and elected by the Group.

The Group applied all standards, amendments and interpretations issued by the IASB that were effective as of 31 December 2009. In addition, the Group early adopted IAS 24 Related Party Disclosures (Revised 2009), which was not effective but allowed for early adoption.

The Group is required to determine its IFRS accounting polices and apply them retrospectively to establish its opening balance sheet as of 1 January 2008 under IFRS.

The Group has applied the following exemptions as permitted by IFRS 1:
1.	Property, Plant and Equipment (“PPE”).

As permitted by IFRS 1, property, plant and equipment are stated at ‘deemed cost’, which was determined based on a revaluation to fair value as of 30 June 2003 when the Company was established in preparation for the Company’s IPO. The re-valued amount becomes deemed cost at the date of revaluation. Depreciation was applied from the date of revaluation up to the date of transition to IFRS.

2.	Insurance Contracts

As permitted by IFRS 1 and in accordance with the transitional exemption under IFRS 4, the Group continues to apply existing accounting policies under CAS to account for its insurance contracts. The Group also has the option to make improvements to its policies. In December 2009, the Ministry of Finance (“MoF”) issued a new guidance to insurance contract accounting under CAS which modifies the recognition and measurement insurance contracts on a retrospective basis. Before the adoption of this guidance, as accepted by MoF, the Group accounts for insurance contracts that transfer “insurance risk” in accordance with statutory requirements on actuarial reserving methodologies and assumptions as promulgated by Chinese Insurance Regulatory Commission (“CIRC”). Upon the adoption of the guidance, the Group is required to 1) recognize insurance premiums/benefits only from the contracts that transfer “significant insurance risks”; 2) value insurance reserves based on expected future net cash flows from guaranteed benefits, non-guaranteed benefits, expenses, premiums and other charges with considerations of margin and discounting effects. CIRC guidance remains applicable for PRC regulatory reporting such as solvency calculation.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
92	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance (continued)
2.	Insurance Contracts (continued)
(1)	The reconciliations of total assets, liabilities, equity and net profit between CAS(before adoption of MoF new guidance) and CAS(after adoption of MoF new guidance) are as follows:

	As at 31 December 2008
	Assets	Liabilities	Equity
	RMB million	RMB million	RMB million

Under CAS (before adoption of MoF new guidance)	990,164	854,283	135,881

Insurance contracts	16	(52,004)	52,020
Tax implication	(2,661)	10,343	(13,004)
Share of insurance associate, net of tax	(26)	—	(26)

Under CAS (after adoption of MoF new guidance)	987,493	812,622	174,871

	As at 1 January 2008
	Assets	Liabilities	Equity
	RMB million	RMB million	RMB million

Under CAS (before adoption of MoF new guidance)	894,601	723,512	171,089

Insurance contracts	(260)	(40,155)	39,895
Tax implication	—	9,973	(9,973)
Share of insurance associate, net of tax	(1)	—	(1)

Under CAS (after adoption of MoF new guidance)	894,340	693,330	201,010

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	93
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance (continued)
2.	Insurance Contracts (continued)
(1)	The reconciliations of total assets, liabilities, equity and net profit between CAS(before adoption of MoF new guidance) and CAS(after adoption of MoF new guidance) are as follows: (continued)

For the year ended 31 December 2008
Net profit
RMB million

Under CAS (before adoption of MoF new guidance)	10,205

Insurance contracts	12,125
Tax implication	(3,031)
Share of insurance associate, net of tax	(25)

Under CAS (after adoption of MoF new guidance)	19,274

Upon adoption of IFRS, there are no reconciling differences between CAS(after adoption of MoF new guidance) and IFRS on the equity as of 1 January 2008, its transition date to IFRS, or as of and for the year ended 31 December 2008.

(2)
The reconciliations of equity and net profit between HKFRS and IFRS are as follows: The impacts on the Group’s previously stated equity as of 31 December and 1 January 2008 and the Group’s previous stated net profits under HKFRS as the result of first-time adoption of IFRS are as follow:

	Equity		Net profit
	As at 31	As at 1	For the year ended
	December 2008	January 2008	31 December 2008
	RMB million	RMB million	RMB million

Under HKFRS	181,573	206,376	21,414

Adjustments:
PPE	1,239	1,344	(105)
Insurance contracts	(9,881)	(8,498)	(2,465)
Tax implication	2,154	1,789	643
Share of insurance associate, net of tax	(214)	(1)	(213)

Upon first-time adoption of IFRS	174,871	201,010	19,274

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
94	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance (continued)
2.	Insurance Contracts (continued)
(2)	The reconciliations of equity and net profit between HKFRS and IFRS are as follows: (continued)
(a)	Property, plant and equipment

Under HKFRS, PPE re-valued on 30 June 2003 when the Company was established are stated at historic cost in accordance with HKFRS 16, while under IFRS, these assets are stated at deemed cost as permitted by an exemption under IFRS 1.

(b)	Insurance contracts

Under HKFRS, contracts issued by the Group are classified as short-term insurance contracts, long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with discretionary participating features (“DPF”) and investment contracts without DPF.

For short-term insurance contracts, premiums/benefits are recognized as revenue/expenses and liabilities arising from these contracts including unearned premium reserves which represent the portion of premiums written relating to the unexpired terms of coverage and claims and claim adjustment expenses reserves which represent the estimates of future payments of reported and unreported claims for losses and related expenses.

For long-term traditional insurance contracts, premiums/benefits are recognized as revenue/expenses and liabilities arising from these contracts are recognized and measured based on relevant valuation methodologies and actuarial assumptions as to mortality, persistency, expenses, withdrawals and investment returns.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	95
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance (continued)
2.	Insurance Contracts (continued)
(2)	The reconciliations of equity and net profit between HKFRS and IFRS are as follows: (continued)
(b)	Insurance contracts (continued)

For long-term investment type insurance contracts and investment contracts with DPF, which are also considered as insurance contracts under HKFRS 4, the liabilities are recognized as accumulation of deposits received less charges plus interests credited. Revenue from these contracts consist of various charges including policy fee and cost of insurance.

For investment contracts without DPF, which are not considered to be insurance contracts under HKFRS4, the liabilities are accounted for as financial liabilities.

The costs of acquiring new and renewal business are deferred and amortized.

Under IFRS, contracts issued by the Group are classified as investment contracts and insurance contracts. Insurance contracts include short-term insurance contracts, long-term insurance contracts, etc.

For short-term insurance contracts, premiums/benefits are recognized as revenue/ expenses. Liabilities arising from these contracts including unearned premium reserves which represent the portion of premiums written net of certain acquisition cost relating to the unexpired terms of coverage. Claims and claim adjustment expenses reserves which represent the estimates of future payments of reported and unreported claims for losses and associated expenses, with the consideration of applicable margin.

For long-term insurance contracts, premiums/benefits are recognized as revenue/expenses. The reserve of long-term insurance contracts represents the present value of future payouts that will be required to fulfil the contractual obligations, taking account of margin. These reserves are based on various assumptions at the end of each reporting period, including mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption.

Revenue from investment contracts is policy fee income and the liabilities are recognized as financial liabilities.

The accounting policies for recognition and measurement of insurance contracts, investment contracts and their revenue are described in Note 2.9 and Note 2.14.

The Group also modified its presentation in the consolidated statement of cash flow to comply with the requirements of IAS 7 Statement of Cash Flows. Cash flows related to investment contracts are now presented as operating and not financing activities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
96	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.2	Basis of preparation

The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale financial assets, insurance contract liabilities and certain PPE at deemed cost. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

All amounts in the notes are shown in million of Chinese Renminbi (“RMB”), rounded to the nearest million, unless otherwise stated.

New accounting standards, amendments and interpretations pronouncements

The IASB issued the following standards, amendments and interpretations that are not yet effective. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have a future impact upon the Group’s financial statements have been discussed.

•	IFRS 2 (amendments) ‘Group cash-settled share-based payment transactions’

•	IFRS 3 (revised) ‘Business combinations’

•	IFRS 5 (amendment) ‘Measurement of non-current assets (or disposal Groups) classified as held for sale’

•	IFRS 9 ‘Financial instruments’

•	IAS 1 (amendment) ‘Presentation of financial statements’

•	IAS 27 (revised) ‘Consolidated and separate financial statements’

•	IAS 32 (amendment) ‘Classification of rights issues’

•	IAS 38 (amendment) ‘Intangible Assets’

•	IFRIC 17 ‘Distribution of non-cash assets to owners’

•	IFRIC 18 ‘Transfers of assets from customers’
The Group is in the process of making an assessment of the impact of the new accounting standards, amendments and interpretations.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	97
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.3	Consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast the majority of votes at the meetings of the Board of Directors.

Inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represents the interest of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the net profit from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill which was not previously charged or recognized in the net profit.

In the company only statement of financial position the investments in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the net profit, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate.

Intragroup gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Intragroup losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
98	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.3	Consolidation (continued)

Associates (continued)

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

In the company only statement of financial position the investments in associates is stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

The Group’s operating Segments are presented in a manner consistent with the internal management reporting provided to the president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluate the operating results of the segment to make resource allocation decision and to evaluate the business performance; iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flow and other financial performance indicators.

2.5	Foreign currency translation

The functional currencies of the Group’s operations are RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the end of the reporting period. Exchange differences arising in these cases are recognized in the net profit.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	99
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.6	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciations and any accumulated impairment losses, except that acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciations and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings and fixtures under construction and are stated at costs or deemed costs. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life

Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the lesser of the remaining term of the lease or the useful life

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gains or losses on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the net profit.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
100	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.7	Financial assets

2.7.a	Classification

The Group classifies its investments in securities into the following categories: held-to-maturity securities, securities at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and depend on the purpose for which the securities are acquired. Financial assets other than investment in securities are loans and receivables which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or available for sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and receivables arising from the insurance contracts as presented separately in the statement of financial position.

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities other than those that meet the definition of loans and receivables that the Group has the positive intention and ability to hold to maturity.

(ii)	Securities at fair value through income

This category has two sub-categories: securities held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial assets may be designated at fair value through income at inception by the Group.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	101
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.7	Financial assets (continued)

2.7.b	Recognition and measurement

Purchases and sales of investments are recognized on trade date, on which the Group commits to purchase or sell assets. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through income, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and securities at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “securities at fair value through income” category, and the change of available-for-sale debt securities’ fair value due to foreign exchange impact on the amortized cost are included in the net profit in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognized in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the net profit as realised gains or losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

2.7.c	Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.

2.7.d	Loans

Loans originated by the Group are carried at amortised cost, net of provision for impairment in value.

2.7.e	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
102	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.7	Financial assets (continued)

2.7.f	Impairment of financial assets other than at fair value through income

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for debt securities and equity securities, the Group considers several factors including, but not limited to.

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties;

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. When the decline in value is considered impairment, Held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; Available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognised in net profit on equity instruments are not reversed.

2.8	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.9	Insurance contracts and investment contracts

2.9.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a DPF. This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, discretionary to the Group.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	103
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.9	Insurance contracts and investment contracts (continued)

2.9.2	Insurance contracts

2.9.2.a	Recognition and measurement
(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Claims and claim adjustment expenses are charged to the net profit as incurred. Reserves for short duration insurance products consist of unearned premium reserve and claims and claim adjustment expenses reserve.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considered the nature and distribution of the risks, claims cost development, and experiences in deriving the best estimated amount and the applicable margin. The methods used for reported claims include average cost per claim method, chain ladder method, etc. The Group calculated the reserves for claim expenses based on the best estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.

The reserve of long-term insurance contracts represents the present value of future payouts that will be required to fulfil the contractual obligations, taking account of margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption, and based on the following principles:

(a)
The reserves for long-term insurance contracts are recognised on the basis of best estimates of future payouts that will be required to fulfil the contractual obligations. These expenses refer to the expected net future cash outflows for the insurance contracts, which is the difference between the expected future cash outflows and the expected future cash inflows. The expected future cash inflows include cash inflows arising from the undertaking of insurance obligations. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
104	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.9	Insurance contracts and investment contracts (continued)

2.9.2	Insurance contracts (continued)

2.9.2.a	Recognition and measurement (continued)
(ii)	Long-term insurance contracts (continued)
•	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.

•	Additional non-guaranteed benefits, such as policyholder dividends.

•	Expenses incurred to manage insurance contracts or to process claims, including administration and claim settlement expenses, etc.
Various assumptions for the estimates will be reviewed at the end of each reporting period and any changes will be recognized in the net profit.

(b)
Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, the Group doesn’t recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized as incurred.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition cost by the Group for not recognizing the Day 1 gain. The residual margin will be amortized over the life of the contracts. The subsequent measurement of residual margin is independent from best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.
(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:
•	Insurance components

•	Non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (note 2.9.3), which are stated in the investment contracts liabilities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	105
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.9	Insurance contracts and investment contracts (continued)

2.9.2	Insurance contracts (continued)

2.9.2.b	Liability adequacy test

The Group evaluates the adequacy of insurance contracts reserves using the available information at the end of each reporting period. If the reserves are inadequate, the insurance contracts reserves will be adjusted accordingly.

2.9.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognized as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognized as an expense when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in the net profit.

2.9.3	Investment contracts

Revenue from investment contracts with or without DPF is policy fee income, which consists of various charges (policy fees, handling fees, management fees, etc.) during the period. Excess charges over certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
106	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.9	Insurance contracts and investment contracts (continued)

2.9.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at 70% of accumulated surplus available, or at the rate specified in the contracts when higher. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group. The accumulated surplus available mainly arises from net investment income, gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities affect the surplus owed to policyholders, shadow adjustments are recognized in other comprehensive income. If the surplus owed to policyholders has not been declared and paid, it is included in the policyholder dividends payable.

2.10	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.11	Derivative instruments

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in net profit. Fair values are obtained from quoted market prices in active markets, including recent market transactions and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate). All the other embedded derivatives held by the Group are deemed either to be closely related to the host contracts or measured at fair value with changes in fair value recognized in the net profit.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	107
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.12	Employee benefits

Pension benefits

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity plan pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement with all changes included in administrative expenses in the consolidated statement of comprehensive income. The related liability is included in other liabilities.

2.13	Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
108	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.14	Revenue recognition

Turnover of the Group represents the total revenues.

Premiums

Premiums from long-term insurance contracts are recognized as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognize premiums over the period of risk in proportion to the amount of insurance protection provided.

Policy fee income

Revenue from investment contracts is recognized as policy fee income, which consists of various charges (policy fees, handling fees, management fees, etc.) over period service is provided. Excess charges over certain acquisition costs are deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is presented as other income.

Investment income

Investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive dividend payment is established.

2.15	Current and deferred income taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the net profit, except to the extent that it relates to items recognized directly in other comprehensive income. In this case, the tax is also recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	109
For the year ended 31 December 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.16	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the net profit on a straight-line basis over the lease periods.

2.17	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized in the statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognized as a provision.

2.18	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s shareholders.
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group, and the margin. Assumptions about mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefits payments, premiums and relevant expenses, is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortized over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The various assumptions are described in Note 13.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
110	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)
3.2	Investments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.7.f.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets are:

•
Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

•
Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

•
Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the statement of financial position approximate fair values.

•
Structured deposits: the market for structured deposits is not active and the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US$ swap rate (the benchmark rate) to determine the fair value of financial instruments.

3.3	Income tax

The Group is subjected to income tax in various localities. During the normal course of business, there are great uncertainties for the tax treatment on many transactions on the business matters. The Group needs to exercise significant judgment when determining the income tax expenses. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	111
For the year ended 31 December 2009
4	RISK MANAGEMENT

Risk management is carried out by the Risk Management Committee under policies approved by the Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.
4.1	Insurance risk

4.1.1	Types of Insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
112	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	2009		2008
Product name	RMB million	%	RMB million	%

Premiums
Hong Feng Endowment (a)	59,229	22.6%	105,343	41.7%
Hong Fu Endowment (b)	54,919	21.0%	8,169	3.2%
Kang Ning Whole Life (c)	30,151	11.5%	31,806	12.6%
Hong Tai Endowment (d)	11,300	4.3%	13,999	5.5%
Hong Rui Endowment (e)	674	0.3%	2,221	0.9%
Others (f)	105,632	40.3%	90,932	36.1%

Total	261,905	100.0%	252,470	100.0%

Insurance benefits
Hong Feng Endowment (a)	464	0.9%	290	0.5%
Hong Fu Endowment (b)	36	0.1%	4	0.0%
Kang Ning Whole Life (c)	2,772	5.4%	2,466	3.8%
Hong Tai Endowment (d)	29,173	56.6%	7,343	11.4%
Hong Rui Endowment (e)	11,299	21.9%	26,168	40.8%
Others (f)	7,812	15.1%	27,920	43.5%

Total	51,556	100.0%	64,191	100.0%

Liabilities of long-term insurance contracts
Hong Feng Endowment (a)	265,270	32.8%	213,103	32.5%
Hong Fu Endowment (b)	58,369	7.2%	7,570	1.2%
Kang Ning Whole Life (c)	85,260	10.5%	71,548	11.0%
Hong Tai Endowment (d)	28,757	3.6%	49,263	7.5%
Hong Rui Endowment (e)	13,186	1.6%	24,415	3.7%
Others (f)	358,381	44.3%	288,949	44.1%

Total	809,223	100.0%	654,848	100.0%

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	113
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)
(a)
Hong Feng is long-term individual endowment insurance contract with options for premium term of single. Insured period can be 5 years or 10 years. The insured can be benefited up to age of 65. Maturity benefit is paid at 100% of basic sum insured. Disease Death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefit incurred exceed one year after contract effective date is paid at basic sum insured. Accident death benefit is paid at 300% of basic sum insured.

(b)
Hong Fu is long-term individual endowment insurance contract with options for premium term of single and 3 year, designed for healthy policyholders of age between 30 days and 60 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively. Accident death benefit is paid at 300% of basic sum insured and 300% of basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

(c)
Kang Ning Whole Life is long-term individual whole life insurance contract with options for premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

(d)
Hong Tai is long-term individual endowment insurance contract with options for premium term of single and 5 years, 10 years, 15 years and 20 years, designed for healthy policyholders of age between 30 days and 60 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

(e)
Hong Rui is long-term individual endowment insurance contract with options for premium term of single and 5 years, The insured can be benefited up to age of 70. Accident benefit is paid at basic sum insured for lumps sum premium and the accident benefit is paid at basic sum insured multiplied by number of year of premium payment if the accident happens within the first to the fourth year of insured or 500% of the basic sum insured if the accident happens after the fifth year of insured. The maturity benefit is paid at 100% and 500% of the basic sum insured, for lump sum premium and regular premium, respectively.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
114	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)
4.1.3	Sensitivity Analysis

Sensitive analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and the liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates.

Holding all other variable constant, if mortality rates and morbidity rates increase or decease from current best estimate by 10%, pre-tax profit for the year would have been RMB 8,899 or 9,290 million (2008: RMB 8,252 or 8,635 million) lower or higher.

Holding all other variable constant, if lapse rates increase or decease from current best estimate by 10%, pre-tax profit for the year would have been RMB 5,426 or 5,802 million (2008: RMB 4,435 or 4,744 million) lower or higher.

Holding all other variable constant, if the discount rates are 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB 23,429 or 27,157 million (2008: RMB 22,428 or 26,177 million) higher or lower.

Sensitive analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variable constant, if loss ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB 132 million lower or higher (2008: RMB 127 million). Management believes that the 100 basis points deviation used in the sensitivity analysis represents a deviation in the expected level of claims that could be reasonably expected for this type of business.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	115
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis (continued)

The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
	2005	2006	2007	2008	2009	Total

Current year/End of the year	6,653	6,771	7,082	7,725	8,102
Later than 1 year	7,039	6,074	6,891	7,591
Later than 2 years	7,087	6,168	6,990
Later than 3 years	7,087	6,168
Later than 4 years	7,087

Estimated accumulated claims	7,087	6,168	6,990	7,591	8,102	35,938

Accumulated paid claims	(7,087)	(6,168)	(6,990)	(7,271)	(5,478)	(32,994)

Unpaid claims	—	—	—	320	2,624	2,944

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
	2005	2006	2007	2008	2009	Total

Current year/End of the year	5,928	6,703	7,036	7,671	8,017
Later than 1 year	6,314	6,013	6,847	7,538
Later than 2 years	6,426	6,106	6,945
Later than 3 years	6,426	6,106
Later than 4 years	6,426

Estimated accumulated claims	6,426	6,106	6,945	7,538	8,017	35,032

Accumulated paid claims	(6,426)	(6,106)	(6,945)	(7,221)	(5,421)	(32,119)

Unpaid claims	—	—	—	317	2,596	2,913

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
116	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is seen in Note 8 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated (for example, change in interest rate and change in market values).

4.2.1	Market risk
(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in the level of interest rates can have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

At 31 December 2009, if market interest rates had been 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB 823 million (2008: RMB 626 million) higher or lower respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through income, net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for sale reserve in equity would have been RMB 7,583 million (2008: RMB 8,474 million) lower or higher respectively as a result of a decrease or increase in the fair value of available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	117
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.1	Market risk (continued)
(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

At 31 December 2009, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB 127 million (2008: RMB 452 million) higher or lower respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB 11,470 million higher or lower (2008: RMB 4,619 million) as a result of an increase or decrease in fair value of available-for-sale equity securities, net of impact thereof on undistributed participating policyholders’ dividends.

(iii)	Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to structured deposits, debt securities and common stocks denominated in US dollar (“US$”) or HK dollar (“HK$”).

The Group holds shares traded on the HK stock market, which are traded in HK dollars. Investment income from H share holdings have offset the adverse impact of the appreciation of the Renminbi and thus spread the risk indirectly.

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
118	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.1	Market risk (continued)
(iii)	Currency risk (continued)

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2009 and 2008.

	US$	HK$	Total
As at 31 December 2009	RMB million	RMB million	RMB million

Equity securities	—	13,570	13,570
– Available-for-sale securities	—	13,570	13,570
Debt securities	2,902	7	2,909
– Held-to-maturity securities	2,048	7	2,055
– Available-for-sale securities	854	—	854
Term deposits (excluding structured deposits)	6,814	—	6,814
Structured deposits	273	—	273
Cash and cash equivalents	1,911	1,538	3,449

Total	11,900	15,115	27,015

	US$	HK$	Total
As at 31 December 2008	RMB million	RMB million	RMB million

Equity securities	—	2,410	2,410
– Available-for-sale securities	—	2,398	2,398
– Securities at fair value through income	—	12	12
Debt securities	2,905	—	2,905
– Held-to-maturity securities	2,051	—	2,051
– Available-for-sale securities	854	—	854
Term deposits (excluding structured deposits)	4,921	—	4,921
Structured deposits	2,905	—	2,905
Cash and cash equivalents	8,236	511	8,747

Total	18,967	2,921	21,888

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, expose themselves to price risk. As at 31 December 2009, if RMB had strengthened or weakened by 10% against USD and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB 1,345 million (2008: RMB 1,948 million) lower or higher respectively, mainly as a result of foreign exchange losses or gains on translation of USD and HK dollar denominated financial assets other than the equity securities included in the table above.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	119
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Because the Group is limited in the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposures relating to off-statement of financial position items as at 31 December 2009 and 2008.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership should the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts respectively signed by the Group together with policyholders.

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
120	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or a Chinese government controlled financial institution. As at 31 December 2009, 100% (as at 31 December 2008: 100%) of the corporate bonds held by the Group have credit rating of AA/A-2 or above. As at 31 December 2009, 99.5% (as at 31 December 2008: 99.3%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance.

As at 31 December 2009, 100% (as at 31 December 2008: 99.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (CSDCC) in the PRC, and almost all of the reinsurance agreements of the Group are with a state-owned reinsurance company. The Group believes these commercial banks, CSDCC the reinsurance company have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, cash equivalents and reinsurance assets will not cause material impact on the Group’s consolidated financial statements as at 31 December 2009 and 2008.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2009 and 2008.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	121
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities:

			Contractual and expected cash flows
			(undiscounted)
			Not	Later than 1	Later than 3
			later	year but not	years but not	Later
	Carrying	Without	than 1	later than 3	later than 5	than 5
As at 31 December 2009	amount	maturity	year	years	years	years

Financial assets

Contractual cash flows in/(out)
Equity securities	179,390	179,390	—	—	—	—
Debt securities	582,285	—	27,803	91,257	85,720	686,923
Loans	23,081	—	14,448	1,234	1,234	12,746
Term deposits	344,983	—	91,552	79,100	149,936	65,405
Statutory deposits-restricted	6,153	—	191	2,319	4,406	—
Accrued investment income	14,208	—	14,208	—	—	—
Premiums receivable	6,818	—	6,818	—	—	—
Cash and cash equivalents	36,176	—	36,176	—	—	—

Subtotal	1,193,094	179,390	191,196	173,910	241,296	765,074

Financial and insurance liabilities

Expected cash flows out/(in)
Insurance contracts	818,164	—	(7,558)	34,103	118,673	1,335,276
Investment contracts	67,274	—	18,386	20,121	13,595	34,352

Contractual cash flows out/(in)
Securities sold under agreements to repurchase	33,553	—	33,553	—	—	—
Annuity and other insurance balances payable	5,721	—	5,721	—	—	—

Subtotal	924,712	—	50,102	54,224	132,268	1,369,628

Total cash flows in/(out)	268,382	179,390	141,094	119,686	109,028	(604,554)

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
122	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows
			(undiscounted)
			Not	Later than 1	Later than 3
			later	year but not	years but not	Later
	Carrying	Without	than 1	later than 3	later than 5	than 5
As at 31 December 2008	amount	maturity	year	years	years	years

Financial assets

Contractual cash flows in/(out)
Equity securities	75,075	75,075	—	—	—	—
Debt securities	575,871	—	49,178	108,633	77,224	571,228
Loans	17,926	—	9,293	1,234	1,234	13,363
Term deposits	228,272	—	69,359	50,902	126,210	9,298
Statutory deposits-restricted	6,153	—	460	748	5,919	—
Accrued investment income	13,149	—	13,149	—	—	—
Premiums receivable	6,433	—	6,433	—	—	—
Cash and cash equivalents	34,074	—	34,074	—	—	—

Subtotal	956,953	75,075	181,946	161,517	210,587	593,889

Financial and insurance liabilities

Expected cash flows out/(in)
Insurance contracts	662,865	—	(2,367)	20,358	95,160	1,069,670
Investment contracts	65,050	—	18,079	18,582	9,979	37,430

Contractual cash flows out/(in)
Securities sold under agreements to repurchase	11,390	—	11,390	—	—	—
Annuity and other insurance balances payable	4,980	—	4,980	—	—	—

Subtotal	744,285	—	32,082	38,940	105,139	1,107,100

Total cash flows in/(out)	212,668	75,075	149,864	122,577	105,448	(513,211)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	123
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflow from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, discount rate, loss ratio, expenses assumption and other assumptions. Actual experience may differ from estimates.

At 31 December 2009, declared dividends of RMB 23,833 million (2008: RMB 24,295 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

The other maturity analysis is conducted on the assumption that all investment contracts (with DPF and without DPF) and universal life insurance contracts were surrendered immediately. This would cause a cash outflow of RMB 50,365 million, RMB 1,482 million and RMB 14,891 million respectively for the period ended 31 December 2009 (2008: RMB 51,818 million, RMB 1,543 million and RMB 11,249 million respectively), payable within one year. Although contractually these options can be exercised immediately by all policyholders at once, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations.

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
124	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement and Statutory reserve fund requirement, discussed in detail under Note 8.4 and Note 31, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring quarterly and annual static solvency margin, as well as the dynamic solvency margin, which predicts the solvency margin for the next three years based on different scenarios. It has complied with all the local capital requirements.

The table below summarises the solvency ratio of the Company, the regulatory capital held (represented by actual capital) against the minimum required capital (represented by minimum capital). The solvency ratio for the year ended 31 December 2008 was recalculated due to the adoption of MoF new guidance as disclosed in note 2.1.

	As at 31	As at 31
	December 2009	December 2008
	RMB million	RMB million

Actual capital	147,119	124,561
Minimum capital	48,459	40,154
Solvency ratio	304%	310%

According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC will closely monitor those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends. Insurance companies with solvency ratio between 100% and 150% would be required to submit and implement plans preventing capital from being inadequate. And Insurance companies with solvency ratio above 100% but significant solvency risk noticed would be required to take necessary rectification action.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	125
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.3	Fair value hierarchy

At 31 December 2009, investments classified as Level 1 comprise approximately 41.78% of financial assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or inter-bank market. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information.

At 31 December 2009, investments classified as Level 2 comprise approximately 57.93% of financial assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For the years ended 31 December 2009 and 2008, most of these prices obtained from the pricing services are for debt securities issued by the Chinese government and government controlled organizations. These pricing services utilize a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. These debt securities are classified as Level 2.

Fair value provide by valuation service providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Fair value is based on significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs.

Under certain conditions, the Group may not received price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services include, but are not limited to market price from recently completed transactions, interest yield curves, credit spreads, currency rates as well as assumptions made by management based on judgements and experiences.

At 31 December 2009, investments classified as Level 3 comprise approximately 0.29% of financial assets measured at fair value on a recurring basis. They primarily include subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
126	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.3	Fair value hierarchy (continued)

For the accounting policies regarding the determination of the fair values of financial assets and financial liabilities, see Note 3.2.

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2009.

	Level 1	Level 2	Level 3	Total balance

Assets
Available-for-sale securities
– Equity securities	172,383	3,053	1,238	176,674
– Debt securities	42,308	298,216	301	340,825
Securities at fair value through income
– Equity securities	2,704	38	—	2,742
– Debt securities	2,628	3,763	—	6,391

Total assets	220,023	305,070	1,539	526,632

Liabilities
Investment contracts at fair value through income	(52)	—	—	(52)

Total liabilities	(52)	—	—	(52)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	127
For the year ended 31 December 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.3	Fair value hierarchy (continued)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2009.

	Available-for-sale		Securities at fair value
	Securities		through income
	Debt	Equity	Equity	Total
	securities	Securities	Securities	assets

Opening balance	385	1,007	15	1,407
Total gains and losses recognized in
– Profit or loss	3	—	15	18
– Other comprehensive income/(loss)	(3)	127	—	124
Transfer out of Level 3	—	(617)	(30)	(647)
Purchases	—	721	—	721
Sales	—	—	—	—
Issues	—	—	—	—
Settlements	(84)	—	—	(84)

Closing balance	301	1,238	—	1,539

Total gains for the period included in income for assets and liabilities held at the end of the reporting period	—	—	—	—
In 2009, the Group transferred certain debt and equity securities among Level 1, Level 2 and Level 3. This was due to the change in the availability of market observable inputs.

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
128	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
5	SEGMENT INFORMATION
5.1	Operating segments

The Group operates in four operating segments:
(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts.

(iv)	Corporate and other business (Corporate and other)

Corporate and other business relates primarily to income, tax expenses and allocated costs of insurance agency business in respect of the provision of the services to CLIC, as described in Note 29, share of results of associates, income and expenses of subsidiaries, unallocated incomes and expenditures of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments. Except for those arising from investment contracts presented in corresponding segments, other income and other operating expenses are presented in “Corporate & Other” directly.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented among segments respectively.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	129
For the year ended 31 December 2009
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	261,715	190	14,065	—	—	275,970
– Term Life	805	112	—	—	—
– Whole Life	37,860	60	—	—	—
– Endowment	184,841	—	—	—	—
– Annuity	38,209	18	—	—	—
Net premiums earned	261,694	189	13,194	—	—	275,077
Investment income	35,693	2,614	408	175	—	38,890
Net realised gains on financial assets	19,522	1,430	222	70	—	21,244
Net fair value gains on assets at fair value through income	1,330	97	16	6	—	1,449
Other income	283	331	—	2,586	(570)	2,630
including: inter-segment revenue	—	—	—	570	(570)	—

Segment revenues	318,522	4,661	13,840	2,837	(570)	339,290

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(74,416)	(442)	—	—	—	(74,858)
Accident and health claims and claim adjustment expenses	—	—	(7,808)	—	—	(7,808)
Increase in insurance contracts liabilities	(154,552)	180	—	—	—	(154,372)
Investment contract benefits	(560)	(1,582)	—	—	—	(2,142)
Policyholder dividends resulting from participation in profits	(13,181)	(1,306)	—	—	—	(14,487)
Underwriting and policy acquisition costs	(20,881)	(113)	(1,877)	(65)	—	(22,936)
Administrative expenses	(13,057)	(779)	(3,236)	(1,647)	—	(18,719)
Other operating expenses	(1,702)	(131)	(387)	(740)	570	(2,390)
including: Inter-segment expenses	(504)	(37)	(6)	(23)	570	—
Statutory insurance fund	(404)	(21)	(112)	—	—	(537)

Segment benefits, claims and expenses	(278,753)	(4,194)	(13,420)	(2,452)	570	(298,249)

Share of results of associates	—	—	—	704	—	704

Segment results	39,769	467	420	1,089	—	41,745

Income tax expenses	—	—	—	(8,709)	—	(8,709)

Net profit/(loss)	39,769	467	420	(7,620)	—	33,036

Attributable to
– shareholders of the Company	39,769	467	420	(7,775)	—	32,881
– minority interests	—	—	—	155	—	155

Unrealised gains/(losses) included in shareholder’s equity	9,953	729	113	(50)	—	10,745

Depreciation and amortisation	1,169	69	289	33	—	1,560

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
130	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
5	SEGMENT INFORMATION (continued)

	As at 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets

Financial assets	1,056,319	76,351	11,877	5,609	—	1,150,156
Cash and cash equivalents	32,808	2,401	373	615	—	36,197
Other	701	—	114	8,470	—	9,285

Segment assets	1,089,828	78,752	12,364	14,694	—	1,195,638

Unallocated
Property, plant and equipment						17,467
Other						13,152

Total						1,226,257

Liabilities

Insurance contracts	808,591	632	8,941	—	—	818,164
Financial liabilities
Investment contracts	14,579	52,747	—	—	—	67,326
Securities sold under agreements to repurchase	30,250	2,215	345	743	—	33,553
Other	120	436	—	—	—	556

Segment liabilities	853,540	56,030	9,286	743	—	919,599

Unallocated
Other						93,882

Total						1,013,481

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	131
For the year ended 31 December 2009
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2008
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	252,130	340	13,186	—	—	265,656
– Term Life	308	25	—	—	—
– Whole Life	35,421	274	—	—	—
– Endowment	188,099	—	—	—	—
– Annuity	28,302	41	—	—	—
Net premiums earned	252,113	339	12,725	—	—	265,177
Investment income	40,407	3,699	524	316	—	44,946
Net realised losses on financial assets	(5,355)	(490)	(69)	(50)	—	(5,964)
Net fair value losses on assets at fair value through income	(6,382)	(584)	(83)	(145)	—	(7,194)
Other income	605	683	—	2,513	(381)	3,420
including: inter-segment revenue	—	—	—	381	(381)	—

Segment revenues	281,388	3,647	13,097	2,634	(381)	300,385

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(88,507)	(1,152)	—	—	—	(89,659)
Accident and health claims and claim adjustment expenses	—	—	(7,641)	—	—	(7,641)
Increase in insurance contracts liabilities	(135,298)	649	—	—	—	(134,649)
Investment contract benefits	(224)	(1,707)	—	—	—	(1,931)
Policyholder dividends resulting from participation in profits	(1,589)	(82)	—	—	—	(1,671)
Underwriting and policy acquisition costs	(22,127)	(212)	(1,848)	(13)	—	(24,200)
Administrative expenses	(11,347)	(761)	(2,614)	(1,930)	—	(16,652)
Other operating expenses	(2,826)	(273)	(263)	(428)	381	(3,409)
including: Inter-segment expenses	(212)	(19)	(3)	(147)	381	—
Statutory insurance fund	(395)	(28)	(135)	—	—	(558)

Segment benefits, claims and expenses	(262,313)	(3,566)	(12,501)	(2,371)	381	(280,370)

Share of results of associates	—	—	—	(56)	—	(56)

Segment results	19,075	81	596	207	—	19,959

Income tax expenses	—	—	—	(685)	—	(685)

Net profit/(loss)	19,075	81	596	(478)	—	19,274

Attributable to
– shareholders of the Company	19,075	81	596	(615)	—	19,137
– minority interests	—	—	—	137	—	137

Unrealised gains/(losses) included in shareholder’s equity	(30,457)	(2,788)	(395)	188	—	(33,452)

Depreciation and amortisation	1,014	68	248	28	—	1,358

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
132	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
5	SEGMENT INFORMATION (continued)

	As at 31 December 2008
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets

Financial assets	827,033	74,923	10,606	3,905	—	916,467
Cash and cash equivalents	30,724	2,812	398	151	—	34,085
Other	698	—	77	7,891	—	8,666

Segment assets	858,455	77,735	11,081	11,947	—	959,218

Unallocated
Property, plant and equipment						16,720
Other						11,555

Total						987,493

Liabilities

Insurance contracts	654,037	811	8,017	—	—	662,865
Financial Liabilities
Investment contracts	10,928	54,135	—	—	—	65,063
Securities sold under agreements to repurchase	10,141	928	131	190	—	11,390
Other	48	237	—	—	—	285

Segment liabilities	675,154	56,111	8,148	190	—	739,603

Unallocated
Other						73,019

Total						812,622

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	133
For the year ended 31 December 2009
6	PROPERTY, PLANT AND EQUIPMENT

Group

	2009
		Office
		equipment
		furniture	Motor	Assets under	Leasehold
	Buildings	and fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2009	13,397	4,092	1,853	3,024	691	23,057
Transfers upon completion	560	6	—	(607)	41	—
Additions	190	750	157	1,520	78	2,695
Disposals	(75)	(213)	(164)	(401)	(18)	(871)

As at 31 December 2009	14,072	4,635	1,846	3,536	792	24,881

Accumulated depreciation
As at 1 January 2009	(2,789)	(2,157)	(1,116)	—	(243)	(6,305)
Additions	(502)	(598)	(175)	—	(139)	(1,414)
Disposals	15	168	142	—	10	335

As at 31 December 2009	(3,276)	(2,587)	(1,149)	—	(372)	(7,384)

Impairment
As at 1 January 2009	(32)	—	—	—	—	(32)
Additions	(1)	—	—	—	—	(1)
Disposals	3	—	—	—	—	3

As at 31 December 2009	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2009	10,576	1,935	737	3,024	448	16,720

As at 31 December 2009	10,766	2,048	697	3,536	420	17,467

Commission File Number 001-31914
China Life Insurance Company Limited Annual Report 2009
134	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
6	PROPERTY,PLANT AND EQUIPMENT (continued)

Group

	2008
		Office
		equipment
		furniture	Motor	Assets under	Leasehold
	Buildings	and fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2008	12,655	3,617	1,815	2,594	333	21,014
Transfers upon completion	416	—	—	(416)	—	—
Additions	439	752	203	898	369	2,661
Disposals	(113)	(277)	(165)	(52)	(11)	(618)

As at 31 December 2008	13,397	4,092	1,853	3,024	691	23,057

Accumulated depreciation
As at 1 January 2008	(2,374)	(1,865)	(1,097)	—	(159)	(5,495)
Additions	(444)	(531)	(175)	—	(94)	(1,244)
Disposals	29	239	156	—	10	434

As at 31 December 2008	(2,789)	(2,157)	(1,116)	—	(243)	(6,305)

Impairment
As at 1 January 2008	(13)	—	—	—	—	(13)
Additions	(24)	—	—	—	—	(24)
Disposals	5	—	—	—	—	5

As at 31 December 2008	(32)	—	—	—	—	(32)

Net book value
As at 1 January 2008	10,268	1,752	718	2,594	174	15,506

As at 31 December 2008	10,576	1,935	737	3,024	448	16,720

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	135
For the year ended 31 December 2009
6	PROPERTY,PLANT AND EQUIPMENT (continued)

Company

	2009
		Office
		equipment
		furniture	Motor	Assets under	Leasehold
	Buildings	and fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2009	13,084	4,036	1,843	3,019	691	22,673
Transfers upon completion	731	6	—	(778)	41	—
Additions	190	728	153	1,316	77	2,464
Disposals	(245)	(213)	(164)	(221)	(18)	(861)

As at 31 December 2009	13,760	4,557	1,832	3,336	791	24,276

Accumulated depreciation
As at 1 January 2009	(2,761)	(2,136)	(1,114)	—	(243)	(6,254)
Additions	(486)	(590)	(173)	—	(138)	(1,387)
Disposals	15	168	142	—	10	335

As at 31 December 2009	(3,232)	(2,558)	(1,145)	—	(371)	(7,306)

Impairment
As at 1 January 2009	(32)	—	—	—	—	(32)
Additions	(1)	—	—	—	—	(1)
Disposals	3	—	—	—	—	3

As at 31 December 2009	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2009	10,291	1,900	729	3,019	448	16,387

As at 31 December 2009	10,498	1,999	687	3,336	420	16,940

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
136	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

6	PROPERTY,PLANT AND EQUIPMENT (continued)

Company

	2008
		Office
		equipment
		furniture	Motor	Assets under	Leasehold
	Buildings	and fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2008	12,343	3,569	1,809	2,589	333	20,643
Transfers upon completion	416	—	—	(416)	—	—
Additions	438	742	199	898	369	2,646
Disposals	(113)	(275)	(165)	(52)	(11)	(616)

As at 31 December 2008	13,084	4,036	1,843	3,019	691	22,673

Accumulated depreciation
As at 1 January 2008	(2,362)	(1,851)	(1,096)	—	(159)	(5,468)
Additions	(428)	(524)	(174)	—	(94)	(1,220)
Disposals	29	239	156	—	10	434

As at 31 December 2008	(2,761)	(2,136)	(1,114)	—	(243)	(6,254)

Impairment
As at 1 January 2008	(13)	—	—	—	—	(13)
Additions	(24)	—	—	—	—	(24)
Disposals	5	—	—	—	—	5

As at 31 December 2008	(32)	—	—	—	—	(32)

Net book value
As at 1 January 2008	9,968	1,718	713	2,589	174	15,162

As at 31 December 2008	10,291	1,900	729	3,019	448	16,387

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	137
For the year ended 31 December 2009
7	INVESTMENTS IN ASSOCIATES

Group

	2009	2008
	RMB million	RMB million

As at 1 January	7,891	6,449
Additional capital contribution to China Life Property & Casualty Insurance Company Limited (“CLP&C”) (Note 29(e))	—	1,200
Investment in China Life Insurance Brokers Company Limited (“CIB”)	—	7
Share of results	704	(56)
Other equity movements	(70)	291
Dividend received	(55)	—

As at 31 December	8,470	7,891

The group’s share in investment its associates, all of which are unlisted, is as follows:
Assets and liabilities of associates

	Country of	Interest	Assets	Liabilities
Name	incorporation	held	RMB million	RMB million

Guangdong Development Bank (“GDB”)	PRC	20%	90,584	84,419
CLP&C	PRC	40%	641	357

Total as at 1 January 2008			91,225	84,776

GDB	PRC	20%	112,252	105,283
CLP&C	PRC	40%	3,595	2,680
CIB	PRC	49%	7	—

Total as at 31 December 2008			115,854	107,963

GDB	PRC	20%	136,344	128,859
CLP&C	PRC	40%	4,855	3,876
CIB	PRC	49%	6	—

Total as at 31 December 2009			141,205	132,735

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
138	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

7	INVESTMENTS IN ASSOCIATES (continued)

Revenues and profit/(loss) of associates

	Revenue	Profit/(Loss)
Name	RMB million	RMB million

GDB	3,542	559
CLP&C	1,273	(615)
CIB	—	—

Total for the year ended 31 December 2008	4,815	(56)

GDB	3,023	673
CLP&C	2,946	32
CIB	—	(1)

Total for the year ended 31 December 2009	5,969	704

Company

	2009	2008
	RMB million	RMB million

As at 1 January	7,278	6,071
Additional capital contribution to CLP&C	—	1,200
Investment in CIB	—	7

As at 31 December	7,278	7,278

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	139
For the year ended 31 December 2009
8	FINANCIAL ASSETS
8.1	Held-to-maturity securities

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	103,980	102,688	96,786
Government agency bonds	84,619	79,400	71,273
Corporate bonds	3,139	3,267	3,272
Subordinated bonds/debts	43,361	26,574	24,372

Total	235,099	211,929	195,703

Debt securities
Listed in mainland, PRC	17,872	24,193	25,342
Unlisted	217,227	187,736	170,361

Total	235,099	211,929	195,703

The estimated fair value of listed held-to-maturity securities is RMB 18,683 million (31 December 2008: RMB 26,327 million; 1 January 2008: RMB 25,406 million).

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	103,980	102,688	96,786
Government agency bonds	84,619	79,400	71,273
Corporate bonds	3,132	3,267	3,272
Subordinated bonds/debts	43,361	26,574	24,372

Total	235,092	211,929	195,703

Debt securities
Listed in mainland, PRC	17,872	24,193	25,342
Unlisted	217,220	187,736	170,361

Total	235,092	211,929	195,703

The estimated fair value of listed held-to-maturity securities is RMB 18,683 million (31 December 2008: RMB 26,327 million; 1 January 2008: RMB 25,406 million).

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
140	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

8	FINANCIAL ASSETS (continued)
8.1	Held-to-maturity securities (continued)

	As at 31	As at 31	As at 1
Group debt securities	December 2009	December 2008	January 2008
— Contractual maturity schedule	RMB million	RMB million	RMB million

Maturing
Within one year	5,937	24,107	2,896
After one year but within five years	34,903	28,445	50,059
After five years but within ten years	43,792	55,866	52,508
After ten years	150,467	103,511	90,240

Total	235,099	211,929	195,703

	As at 31	As at 31	As at 1
Company debt securities	December 2009	December 2008	January 2008
— Contractual maturity schedule	RMB million	RMB million	RMB million

Maturing
Within one year	5,937	24,107	2,896
After one year but within five years	34,903	28,445	50,059
After five years but within ten years	43,785	55,866	52,508
After ten years	150,467	103,511	90,240

Total	235,092	211,929	195,703

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	141
For the year ended 31 December 2009
8	FINANCIAL ASSETS (continued)
8.2	Loans

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Policy loans	13,831	8,676	5,944
Other loans	9,250	9,250	1,200

Total	23,081	17,926	7,144

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing
Within one year	13,831	8,676	5,944
After one year but within five years	—	—	—
After five years but within ten years	1,200	1,200	1,200
After ten years	8,050	8,050	—

Total	23,081	17,926	7,144

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
142	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

8	FINANCIAL ASSETS (continued)
8.2	Loans (continued)

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Policy loans	13,831	8,676	5,944
Other loans	9,200	9,200	1,200

Total	23,031	17,876	7,144

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing
Within one year	13,831	8,676	5,944
After one year but within five years	—	—	—
After five years but within ten years	1,200	1,200	1,200
After ten years	8,000	8,000	—

Total	23,031	17,876	7,144

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	143
For the year ended 31 December 2009
8	FINANCIAL ASSETS (continued)
8.3	Term deposits

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing
Within one year	84,393	64,621	46,706
After one year but within five years	196,090	155,320	93,372
After five years but within ten years	64,500	6,759	26,434
After ten years	—	1,572	2,082

Total	344,983	228,272	168,594

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing
Within one year	82,893	64,621	46,706
After one year but within five years	196,090	155,320	93,372
After five years but within ten years	64,500	6,759	26,434
After ten years	—	1,572	2,082

Total	343,483	228,272	168,594

Included in the Group and Company’s term deposits are structured deposits of RMB 273 million (31 December 2008: RMB 2,905 million; 1 January 2008: 4,346 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. Structured deposits are stated at amortised cost.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
144	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

8	FINANCIAL ASSETS (continued)
8.4	Statutory deposits-restricted

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Contractual maturity schedule
Within one year	100	200	5,353
After one year but within five years	6,053	5,953	420

Total	6,153	6,153	5,773

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Contractual maturity schedule
Within one year	—	200	5,353
After one year but within five years	5,653	5,453	300

Total	5,653	5,653	5,653

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	145
For the year ended 31 December 2009
8	FINANCIAL ASSETS (continued)
8.5	Available-for-sale securities

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	51,996	80,006	80,588
Government agency bonds	165,231	191,121	107,154
Corporate bonds	102,553	67,505	43,742
Subordinated bonds/debts	21,045	17,588	9,898

Subtotal	340,825	356,220	241,382

Equity securities
Funds	75,798	29,890	60,624
Common stocks	100,876	38,829	115,509

Subtotal	176,674	68,719	176,133

Total	517,499	424,939	417,515

Debt securities
Listed in mainland, PRC	28,086	29,202	31,947
Unlisted	312,739	327,018	209,435

Subtotal	340,825	356,220	241,382

Equity securities
Listed in Hong Kong, PRC	13,570	2,398	8,464
Listed in mainland, PRC	97,803	39,311	123,810
Unlisted	65,301	27,010	43,859

Subtotal	176,674	68,719	176,133

Total	517,499	424,939	417,515

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
146	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

8	FINANCIAL ASSETS (continued)
8.5	Available-for-sale securities (continued)

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	51,996	79,936	80,588
Government agency bonds	163,849	188,799	106,760
Corporate bonds	101,932	67,142	43,742
Subordinated bonds/debts	20,268	17,383	9,898

Subtotal	338,045	353,260	240,988

Equity securities
Funds	75,326	29,690	60,288
Common stocks	100,684	38,734	115,405

Subtotal	176,010	68,424	175,693

Total	514,055	421,684	416,681

Debt securities
Listed in mainland, PRC	27,803	29,064	31,947
Unlisted	310,242	324,196	209,041

Subtotal	338,045	353,260	240,988

Equity securities
Listed in Hong Kong, PRC	13,570	2,398	8,464
Listed in mainland, PRC	97,230	39,016	123,370
Unlisted	65,210	27,010	43,859

Subtotal	176,010	68,424	175,693

Total	514,055	421,684	416,681

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	147
For the year ended 31 December 2009
8	FINANCIAL ASSETS (continued)
8.5	Available-for-sale securities (continued)

	As at 31	As at 31	As at 1
Group debt securities	December 2009	December 2008	January 2008
— contractual maturity schedule	RMB million	RMB million	RMB million

Maturing
Within one year	2,912	7,801	612
After one year but within five years	45,607	73,461	22,672
After five years but within ten years	123,719	121,916	87,615
After ten years	168,587	153,042	130,483

Total	340,825	356,220	241,382

	As at 31	As at 31	As at 1
Company debt securities	December 2009	December 2008	January 2008
— contractual maturity schedule	RMB million	RMB million	RMB million

Maturing
Within one year	2,507	7,598	612
After one year but within five years	44,300	71,506	22,424
After five years but within ten years	122,652	121,114	87,469
After ten years	168,586	153,042	130,483

Total	338,045	353,260	240,988

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
148	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

8	FINANCIAL ASSETS (continued)
8.6	Securities at fair value through income

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	2,438	1,428	693
Government agency bonds	3,549	4,660	4,583
Corporate bonds	404	1,648	513
Subordinated bonds/debts	—	—	307

Subtotal	6,391	7,736	6,096

Equity securities
Funds	569	4,063	9,145
Common stocks	2,162	2,295	9,842
Warrants	11	5	27

Subtotal	2,742	6,363	19,014

Total	9,133	14,099	25,110

Debt securities
Listed in mainland, PRC	672	1,216	578
Unlisted	5,719	6,520	5,518

Subtotal	6,391	7,736	6,096

Equity securities
Listed in Hong Kong, PRC	—	12	12
Listed in mainland, PRC	2,201	2,755	10,767
Unlisted	541	3,596	8,235

Subtotal	2,742	6,363	19,014

Total	9,133	14,099	25,110

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	149
For the year ended 31 December 2009
8	FINANCIAL ASSETS (continued)
8.6	Securities at fair value through income (continued)

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	2,438	1,428	693
Government agency bonds	3,549	4,660	4,383
Corporate bonds	384	1,629	471
Subordinated bonds/debts	—	—	307

Subtotal	6,371	7,717	5,854

Equity securities
Funds	569	4,063	9,145
Common stocks	2,162	2,283	9,818
Warrants	11	5	27

Subtotal	2,742	6,351	18,990

Total	9,113	14,068	24,844

Debt securities
Listed in mainland, PRC	652	1,197	536
Unlisted	5,719	6,520	5,318

Subtotal	6,371	7,717	5,854

Equity securities
Listed in mainland, PRC	2,201	2,755	10,755
Unlisted	541	3,596	8,235

Subtotal	2,742	6,351	18,990

Total	9,113	14,068	24,844

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
150	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

8	FINANCIAL ASSETS (continued)
8.7	Securities purchased under agreements to resell

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing:
Within thirty days	—	—	5,053

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing:
Within thirty days	—	—	4,673

8.8	Accrued investment income

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Bank deposits	5,987	4,525	3,700
Debt securities	8,030	8,348	6,014
Others	191	276	143

Total	14,208	13,149	9,857

Current	14,208	13,149	9,824
Non-current	—	—	33

Total	14,208	13,149	9,857

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	151
For the year ended 31 December 2009
8	FINANCIAL ASSETS (continued)
8.8	Accrued investment income

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Bank deposits	5,947	4,508	3,696
Debt securities	7,982	8,298	6,011
Others	191	274	141

Total	14,120	13,080	9,848

Current	14,120	13,080	9,815
Non-current	—	—	33

Total	14,120	13,080	9,848

9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets are described in Note 3.2.

The fair value of investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, the own credit risk and risk margin associated with the future cash flows.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Carrying value		Estimated fair value
	As at 31	As at 31	As at 31	As at 31
	December 2009	December 2008	December 2009	December 2008
	RMB million	RMB million	RMB million	RMB million

Held-to-maturity securities	235,099	211,929	235,668	228,598
Loans	23,081	17,926	23,081	17,926
Term deposits (excluding structured deposits)	344,710	225,367	344,710	225,367
Structured deposits	273	2,905	272	2,887
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	517,499	424,939	517,499	424,939
Securities at fair value through income	9,133	14,099	9,133	14,099
Cash and cash equivalents	36,197	34,085	36,197	34,085
Investment contracts	(67,326)	(65,063)	(66,184)	(63,878)
Securities sold under agreements to repurchase	(33,553)	(11,390)	(33,553)	(11,390)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
152	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

10	PREMIUMS RECEIVABLE

The aging of premiums receivable is within 12 months.

11	REINSURANCE ASSETS

Group and Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Long-term insurance contracts ceded (Note 13)	701	700	658
Due from reinsurance companies	17	163	399
Ceded unearned premiums (Note 13)	83	58	38
Claims recoverable from reinsurers (Note 13)	31	19	16

Total	832	940	1,111

Current	131	240	453
Non-current	701	700	658

Total	832	940	1,111

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	153
For the year ended 31 December 2009
12	OTHER ASSETS

Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Land use rights	3,279	2,667	2,606
Due from CLIC (Note 29(f))	646	684	739
Deposits on fund units pending issuance/receivables on funds units redeemed	300	—	500
Advances	302	273	206
Others	1,790	1,333	939

Total	6,317	4,957	4,990

Current	2,471	1,720	2,122
Non-current	3,846	3,237	2,868

Total	6,317	4,957	4,990

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Land use rights	3,279	2,667	2,606
Due from CLIC (Note 29(f))	616	657	730
Deposits on fund units pending issuance/receivables on funds units redeemed	300	—	500
Advances	301	273	206
Others	1,740	1,348	910

Total	6,236	4,945	4,952

Current	2,421	1,730	2,091
Non-current	3,815	3,215	2,861

Total	6,236	4,945	4,952

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
154	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009

13	INSURANCE CONTRACTS
(a)	Process used to decide on assumptions
(i)
For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current and future investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as the company’s investment strategy. The assumed discount rate with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2008	3.50% – 5.00%
As at 31 December 2009	4.40% – 5.00%

For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, the Group use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with the consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2008	2.81% – 4.95%
As at 31 December 2009	2.69% – 5.32%

The discount rate assumption is affected by certain factors, such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	155
For the year ended 31 December 2009
13	INSURANCE CONTRACTS (continued)
(a)	Process used to decide on assumptions (continued)
(ii)
The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates are varying by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)
The expense assumption has been based on expected unit costs with the consideration of risk margin. Unit costs have been based on an analysis of actual experience and expressed on both a per-policy and a percent-of-premium basis. The Group’s expense assumption is effected by certain factors, such as inflation, market competition and other factors. The Group determines expense assumption based on the information obtained at the end of each reporting period with the consideration of risk margin.

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2008	22.5 – 33.0	1.59% – 1.74%	9.7	1.54%
As at 31 December 2009	26.3 – 38.5	1.05% – 1.17%	11.3	1.01%
(iv)
The lapse rates and other assumptions are effected by certain factors, such as future macro-economy, availability of financial substitutions, market competition and other factors, which brings uncertainty to lapse rate and other assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period with consideration of risk margin.

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
156	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
13	INSURANCE CONTRACTS (continued)
(b)	Net liabilities of insurance contracts
Group and Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Gross
Long-term insurance contracts	809,223	654,848	520,158
Short-term insurance contracts
– claims and claim adjustment expenses	2,944	2,780	2,455
– unearned premiums	5,997	5,237	4,894

Total, gross	818,164	662,865	527,507

Recoverable from reinsurers
Long-term insurance contracts (Note 11)	(701)	(700)	(658)
Short-term insurance contracts
– claims and claim adjustment expenses (Note 11)	(31)	(19)	(16)
– unearned premiums (Note 11)	(83)	(58)	(38)

Total, ceded	(815)	(777)	(712)

Net
Long-term insurance contracts	808,522	654,148	519,500
Short-term insurance contracts
– claims and claim adjustment expenses	2,913	2,761	2,439
– unearned premiums	5,914	5,179	4,856

Total, net	817,349	662,088	526,795

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	157
For the year ended 31 December 2009
13	INSURANCE CONTRACTS (continued)
(c)	Movements in liabilities of short-term insurance contracts
The table below presents movement of reserves of claims and claim adjustment expenses:
Group and Company

	2009	2008
	RMB million	RMB million

– Notified claims	352	378
– Incurred but not reported	2,428	2,077

Total as at 1 January – Gross	2,780	2,455

Cash paid for claims settled in year
– Cash paid for current year claims	(5,478)	(5,124)
– Cash paid for prior year claims	(2,274)	(2,256)
Claims incurred in year
– Claims arising in current year	7,951	7,842
– Claims arising in prior year	(35)	(137)

Total as at 31 December – Gross	2,944	2,780

– Notified claims	228	352
– Incurred but not reported	2,716	2,428

Total as at 31 December – Gross	2,944	2,780

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
158	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
13	INSURANCE CONTRACTS (continued)
(c)	Movements in liabilities of short-term insurance contracts (continued)
The table below presents movement of unearned premium reserves:
Group and Company

	2009			2008
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	5,237	(58)	5,179	4,894	(38)	4,856
Increase	5,997	(83)	5,914	5,237	(58)	5,179
Release	(5,237)	58	(5,179)	(4,894)	38	(4,856)

As at 31 December	5,997	(83)	5,914	5,237	(58)	5,179

(d)	Movements in liabilities of long-term insurance contracts
The table below presents movement in the liabilities of insurance contracts:
Group and Company

		2009	2008
		RMB million	RMB million

As at 1 January		654,848	520,158

Premiums		261,905	252,470
Release of liabilities	(i)	(127,472)	(140,281)
Accretion of interest		26,834	24,414
Change in assumptions		(8,085)	(3,720)
Other movements		1,193	1,807

As at 31 December		809,223	654,848

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	159
For the year ended 31 December 2009
14	INVESTMENT CONTRACTS

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
Group and Company	RMB million	RMB million	RMB million

Investment Contracts with DPF	50,219	51,676	48,961
Investment Contracts without DPF
– At amortised cost	17,055	13,374	4,463
– Designated as at fair value through income	52	13	—

Total	67,326	65,063	53,424

The table below presents movement of investment contracts with DPF

	2009	2008
	RMB million	RMB million

As at 1 January	51,676	48,961

Deposits received	10,061	19,472
Deposits withdrawn and paid on death and other benefits	(12,488)	(17,621)
Policy fees deducted from account balances	(221)	(356)
Interest credited	1,191	1,220

As at 31 December	50,219	51,676

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
160	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
15	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing:
Within thirty days	25,326	11,390	100
After thirty but within ninety days	8,227	—	—

Total	33,553	11,390	100

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing:
Within thirty days	24,800	11,200	100
After thirty but within ninety days	8,010	—	—

Total	32,810	11,200	100

The carrying values of debt securities pledged as collateral are as follows
Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities pledged	34,306	12,048	99

Total	34,306	12,048	99

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities pledged	33,557	11,849	99

Total	33,557	11,849	99

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	161
For the year ended 31 December 2009
16	OTHER LIABILITIES
Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Salary and staff welfare payable	2,892	2,936	1,973
Commission and brokerage payable	1,320	1,654	1,134
Agent deposits	659	632	811
Tax payable	356	284	739
Payable to constructors	317	308	293
Stock appreciation rights (Note 27)	1,555	716	1,290
Others	4,879	4,527	3,895

Total	11,978	11,057	10,135

Current	11,978	11,057	10,135
Non-current	—	—	—

Total	11,978	11,057	10,135

Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Salary and staff welfare payable	2,732	2,790	1,855
Commission and brokerage payable	1,320	1,654	1,131
Agent deposits	659	632	811
Tax payable	346	278	732
Payable to constructors	316	308	285
Stock appreciation rights (Note 27)	1,555	716	1,290
Others	4,874	4,559	3,876

Total	11,802	10,937	9,980

Current	11,802	10,937	9,980
Non-current	—	—	—

Total	11,802	10,937	9,980

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
162	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
17	STATUTORY INSURANCE FUND
As required by CIRC Order [2008] No. 2, all insurance companies have to pay statutory insurance fund contribution to the CIRC since 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.
For the year ended 31 December 2008, as required by CIRC Order [2004] No. 16, all insurance companies have to pay statutory insurance fund contribution to the CIRC. The Group is subject to statutory insurance fund contribution at 1%, 0.15% and 0.05% of net premium from accident and short-term health policies, long-term life policies with guaranteed benefits and long-term health policies and long-term life policies without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.
18	INVESTMENT INCOME

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Debt securities	23,759	22,690
– held-to-maturity securities	9,882	9,245
– available-for-sale securities	13,580	13,074
– at fair value through income	297	371
Equity securities	3,146	10,093
– available-for-sale securities	3,108	9,563
– at fair value through income	38	530
Bank deposits	10,805	11,378
Loans	1,172	696
Securities purchased under agreements to resell	8	89

Total	38,890	44,946

Included in investment income is interest income of RMB 35,744 million (2008: RMB 34,853 million) using the effective interest method.
The investment income from listed and unlisted investment for the year ended 31 December 2009 are RMB 3,422 million (2008: RMB 10,103 million) and RMB 23,483 million (2008: RMB 22,680 million) respectively.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	163
For the year ended 31 December 2009
19	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Debt securities
Net realised gains	3,146	422
Impairments	200	2,023

Subtotal	3,346	2,445

Equity securities
Net realised gains	20,248	7,335
Impairments	(2,350)	(15,744)

Subtotal	17,898	(8,409)

Total	21,244	(5,964)

Net realised gains/(losses) on financial assets are from available-for-sale securities.
During the year ended 31 December 2009, the Company recognized impairment expense of RMB 2,350 million (2008: RMB 15,744 million) of available-for-sale securities for which the Company determined that objective impairment evidence of impairment existed.
As at 31 December 2008, the Company held RMB 400 million available-for-sale securities, entrusted to Minfa, which had been impaired entirely due to Minfa’s bankruptcy. During the year, Minfa’s bankruptcy administrator according to the Fuzhou Intermediate People’s Court’s final resolution ([2008] No. 2-7) dated 31 December 2009 granted the Company certain listed shares with total fair value of RMB 200 million as of 31 December 2009 as a first distribution. Consequently the Company has reversed RMB 200 million impaired losses. The Company has completed the ownership registration of these listed shares on 11 January 2010.
During the year ended 31 December 2008, RMB 2,023 million of previously recognized impairment losses relating to certain available-for-sale debt securities decreased. This decrease related objectively to certain events occurring after the impairment was recognized and as such the previously recognized impairment loss was reversed.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
164	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
20	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Debt securities	(277)	300
Equity securities	1,726	(7,494)

Total	1,449	(7,194)

21	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2009
Life insurance death and other benefits	74,876	(18)	74,858
Accident and health claims and claim adjustment expenses	7,909	(101)	7,808
Increase in insurance contracts	154,374	(2)	154,372

Total insurance benefits and claims	237,159	(121)	237,038

For the year ended 31 December 2008
Life insurance death and other benefits	89,677	(18)	89,659
Accident and health claims and claim adjustment expenses	7,703	(62)	7,641
Increase in insurance contracts	134,690	(41)	134,649

Total insurance benefits and claims	232,070	(121)	231,949

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	165
For the year ended 31 December 2009
22	INVESTMENT CONTRACT BENEFITS
Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.
23	NET PROFIT BEFORE INCOME TAX EXPENSES
Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Employee salary and welfare cost	7,773	5,089
Housing benefits	472	336
Contribution to the defined contribution pension plan	1,182	873
Depreciation and amortisation	1,560	1,358
Interest expenses on securities sold under the agreements to repurchase	111	438
Exchange loss	28	907
Auditor’s remuneration	71	64

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
166	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
24	TAXATION
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.
(a)	The amount of taxation charged to the net profit represents

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Current taxation – Enterprise income tax	6,299	2,078
Deferred taxation	2,410	(1,393)

Taxation charges	8,709	685

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2008: 25%) is as follows:

		For the year ended 31 December
		2009	2008
		RMB million	RMB million

Net profit before income tax expenses		41,745	19,959

Tax computed at the statutory tax rate		10,436	4,990
Non-taxable income	(i)	(2,627)	(4,524)
Additional tax liability from expenses not deductible for tax purposes	(i)	520	196
Unused tax losses		25	23
Other		355	—

Income taxes at effective tax rate		8,709	685

(i)
Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	167
For the year ended 31 December 2009
24	TAXATION (continued)
(c)	The movement in deferred tax assets and liabilities during the year is as follows:
As at 31 December 2009, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.
Deferred tax

	Insurance	Investment	Others	Total
Group	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2008	(2,372)	(20,625)	—	(22,997)
(Charged)/credited to net profit	(4,154)	4,966	581	1,393
(Charged)/credited to other comprehensive income	(2,926)	14,186	—	11,260
– Available-for-sale securities	—	14,186	—	14,186
– Others	(2,926)	—	—	(2,926)

As at 31 December 2008	(9,452)	(1,473)	581	(10,344)

As at 1 January 2009	(9,452)	(1,473)	581	(10,344)
(Charged)/credited to net profit	(79)	(2,404)	73	(2,410)
(Charged)/credited to other comprehensive income	1,000	(4,607)	—	(3,607)
– Available-for-sale securities	—	(4,607)	—	(4,607)
– Others	1,000	—	—	1,000

As at 31 December 2009	(8,531)	(8,484)	654	(16,361)

(i)
The deferred tax arising from the insurance is mainly related to the temporary difference of short duration insurance contracts liabilities, policyholder dividend payables and impacts of adoption of MoF new guidance as disclosed in Note 2.1;

(ii)	The deferred tax arising from the investments is mainly related to the temporary difference of unrealised gains/ (losses) of available-for-sale securities and securities at fair value through income;

(iii)	The deferred tax arising from others is mainly related to the temporary difference of employee salary and welfare cost payables.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
168	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
24	TAXATION (continued)
(c)	The movement in deferred tax assets and liabilities during the year is as follows (continued):
Group

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	6,063	7,115	7,276
– deferred tax assets to be recovered within 12 months	592	540	1,046

Subtotal	6,655	7,655	8,322

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(22,668)	(17,651)	(31,023)
– deferred tax liabilities to be settled within 12 months	(348)	(348)	(296)

Subtotal	(23,016)	(17,999)	(31,319)

Total net deferred income tax liabilities	(16,361)	(10,344)	(22,997)

Deferred tax

	Insurance	Investment	Others	Total
Company	RMB million	RMB million	RMB million	RMB million

As at 1 January 2008	(2,372)	(20,582)	—	(22,954)
(Charged)/credited to net profit	(4,154)	4,957	561	1,364
(Charged)/credited to other comprehensive income	(2,926)	14,165	—	11,239
– Available-for-sale securities	—	14,165	—	14,165
– Others	(2,926)	—	—	(2,926)

As at 31 December 2008	(9,452)	(1,460)	561	(10,351)

As at 1 January 2009	(9,452)	(1,460)	561	(10,351)
(Charged)/credited to net profit	(79)	(2,398)	49	(2,428)
(Charged)/credited to other comprehensive income	1,000	(4,598)	—	(3,598)
– Available-for-sale securities	—	(4,598)	—	(4,598)
– Others	1,000	—	—	1,000

As at 31 December 2009	(8,531)	(8,456)	610	(16,377)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	169
For the year ended 31 December 2009
24	TAXATION (continued)
(c)	The movement in deferred tax assets and liabilities during the year is as follows (continued):
Company

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	6,020	7,091	7,277
– deferred tax assets to be recovered within 12 months	592	540	1,046

Subtotal	6,612	7,631	8,323

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(22,641)	(17,634)	(30,981)
– deferred tax liabilities to be settled within 12 months	(348)	(348)	(296)

Subtotal	(22,989)	(17,982)	(31,277)

Total net deferred income tax liabilities	(16,377)	(10,351)	(22,954)

25	NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY
The net profit attributable to shareholders of the Company is recognised in the financial statements of the Company to the extent of RMB 32,228 million (2008: RMB 19,216 million).
26	EARNINGS PER SHARE
There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2009 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2008: 28,264,705,000).

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
170	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
27	STOCK APPRECIATION RIGHTS
Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. The exercise price of stock appreciation rights will be the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.
The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. No stock appreciation right was exercised, forfeited or expired in 2009. As at 31 December 2009, there are 55.71 million units outstanding (as at 31 December 2008: 55.71 million) and 55.71 million units exercisable (as at 31 December 2008: 55.71 million). As at 31 December 2009, the amount of intrinsic value for the vested stock appreciation rights is RMB 1,551 million (as at 31 December 2008: RMB 826 million).
The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.
As at 31 December 2009, the Company charged compensation cost of RMB 839 million (as at 31 December 2008: reversed RMB 574 million) which was included in net profit. RMB 1,542 million and RMB 13 million were included in Salary and staff welfare payable for the units not exercised and exercised but not paid as at 31 December 2009 (as at 31 December 2008: RMB 703 million and RMB 13 million respectively).
28	DIVIDENDS
Pursuant to the shareholders’ approval at the Annual General Meeting in May 2009, a final dividend of RMB 0.23 per ordinary share totalling RMB 6,501 million in respect of the year ended 31 December 2008 was declared and was paid in 2009. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2009.
Pursuant to a resolution passed at the meeting of the Board of Directors on 7 April 2010, a final dividend of RMB 0.70 per ordinary share totalling approximately RMB 19,785 million for the year ended 31 December 2009 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2009.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	171
For the year ended 31 December 2009
29	SIGNIFICANT RELATED PARTY TRANSACTIONS
(a)	Related parties where control exists
Refer to Note 34 for basic and related information of subsidiaries.
The information of parent company is as follows:

Relationship
	Location of		with the	Nature of	Legal
Name	registration	Principal business	company	economic	Representative

CLIC	Beijing, China	Life insurance, health and accident insurance and other types of personal insurance and reinsurance. Funds management business under permission of national laws and regulations or State Council of the People’s Republic of China. Various types of personal insurance, Consulting and agency services. Other business under approvals by National Insurance Supervisors department’s	Immediate and ultimate holding company	State owned	Chao Yang
(b)	Registered capital and changes for related parties where control exists

	As at 31				As at 31
	December 2008		Increase	Decrease	December 2009
Name of related party	RMB million		RMB million	RMB million	RMB million

CLIC		4,600	—	—		4,600
China Life Asset Management Company Limited (“AMC”)		1,000	2,000	—		3,000
China Life Pension Company Limited (“Pension Company”)		2,500	—	—		2,500
China Life Franklin Asset Management Co, Limited (“AMC HK”)	HK$	60 million	—	—	HK$	60 million

Note:
In February 2009, the Company, AMC and CLIC entered into an agreement, whereby AMC’s registered capital increased to RMB 2,000 million. The Company subscribed for RMB 1,200 million, in the form of RMB 1,080 million cash and RMB 120 million retained earnings. CLIC subscribed for RMB 800 million, in the form of RMB 720 million cash and RMB 80 million retained earnings. CIRC approved the change of registered capital in April 2009.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
172	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(c)	Shares held and the changes for related parties where control exists

	As at 31					As at 31
	December 2008					December 2009
	Amount		Percentage	Increase	Decrease	Amount		Percentage
Shareholder	RMB million		of holding	RMB million	RMB million	RMB million		of holding

CLIC		19,324	68.4%	—	—		19,324	68.4%

	As at 31					As at 31
	December 2008					December 2009
	Amount		Percentage	Increase	Decrease	Amount		Percentage
Subsidiaries	RMB million		of holding	RMB million	RMB million	RMB million		of holding

AMC		600	60.0% directly	1,080	—		1,680	60.0% directly
Pension Company		2,305	92.2% directly and indirectly	—	—		2,305	92.2% directly and indirectly
AMC HK	HK$	30 million	50.0% indirectly	—	—	HK$	30 million	50.0% indirectly
(d)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2009:

Significant related party	Relationship with the Company

CLIC	The ultimate holding company
AMC	A subsidiary of the Company
GDB	An associate of the Company
CLP&C	An associate of the Company and under common control of the ultimate holding company
Pension Company	A subsidiary of the Company
China Life Real Estate Co., Limited (“CLRE”, former Beijing Zhongbaoxin Real Estate Development Co., Limited)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
AMC HK	A subsidiary of a subsidiary of the Company
CIB	An associate of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company
Chengdu Insurance Institution	Under common control of the ultimate holding company
China Life Enterprise Annuity Fund (“EAP”)	A pension fund operated for the benefit of employees in the Company and AMC

Note:	In July 2009, CLIC, the Company and the AMC entered into an agreement, whereby they agreed to establish a defined contribution enterprise annuity fund for their employees.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	173
For the year ended 31 December 2009
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the year ended 31 December 2009.

		For the year ended 31 December
		2009	2008
	Note	RMB million	RMB million

Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i )	1,193	1,298
Asset management fee earned from CLIC	(ii)	112	243
Additional capital contribution to AMC from CLIC		720	—
Rewards from CLIC for non-transferred policies	(iii)	—	88
Dividends to CLIC		4,444	8,116
Property leasing expense charged by CLIC	(iv)	—	33
Dividends to CLIC from AMC		104	93
Non-performing assets management fee earned from CLIC and others		—	16
Asset management fee earned from China Life Overseas	(ii)	15	15
Asset management fee earned from CLP&C	(ii)	3	2
Property insurance payments to CLP&C		37	29
Claim payment and others to the Company from CLP&C		41	46
Brokerage fee from CLP&C	(v )	129	79
Additional capital contribution to CLP&C	(vi)	—	1,200
Rentals and policy management fee income earned from CLP&C		36	—
Rentals, project payments and others to CLRE	(vii)	8	18
Property leasing expense charged by IHC	(iv)	64	33
Asset management fee earned from IHC		7	21
Services fee and other income earned from IHC		30	—
Asset purchase payments to Chengdu Insurance Institution		19	—
Transaction with GDB
Interest income earned from GDB		309	361
Brokerage fee charged by GDB	(viii)	20	25
Dividends from GDB		55	—
Transaction with EAP
Payment to EAP		298	—

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
174	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties (continued)

		For the year ended 31 December
		2009	2008
	Note	RMB million	RMB million

Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii)	540	362
Dividends to the Company		156	140
Payments of insurance policies by AMC to the Company		1	1
Brokerage fee to the Company	(ix)	5	1
Additional capital contribution to AMC		1,080	—
Transaction with Pension Company
Additional capital contribution to Pension Company	(x )	—	1,855
Surcharge on building sold to Pension Company	(xi)	244	—
Expenses paid on behalf of Pension Company		86	79
IT services fee income earned from Pension Company		2	—
Investment brokerage fee charged by the Company		2	—
Brokerage fee to the Company	(ix)	3	1
Transaction with AMC HK
Investment management fee expense charged to the Company by AMC HK	(ii)	8	7

Note:

(i)
As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement on 24 December 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or the Group 180 days prior to the expiration of the contract or the renewed term. The Company and the Group could modify term of policy management fee based on the current market terms when renewing the contract. Otherwise, the original fee term would apply. On 30 December 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on 24 December 2005 to 31 December 2011, with all the terms unchanged. The policy management fee income is included in other income in consolidated statement of comprehensive income statement.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	175
For the year ended 31 December 2009
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties (continued)

Note: (continued)
(ii)
In December 2005, CLIC and the AMC have entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate. On 30 December 2008, CLIC and AMC signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2011. The service fee is calculated in the same way of original agreement and would be adjusted according to the performance.

In December 2005, the Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2008, the Company and AMC signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2010. The variable service fee changes to 20% of the fixed service fee per annum payable annually and is adjusted according to the performance.

In March 2007, CLP&C and the AMC have entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The agreement expired in December 2008. In 2009, CLP&C and the AMC signed a new agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there is no objection between both parities when expired. According to the agreement, the fixed service fee is payable monthly and the service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is adjusted according to the investment performance.

In September 2007, China Life Overseas and the AMC HK have entered into an agreement, whereby China Life Overseas agreed to pay the AMC HK a management service fee at a basis rate and calculated based on actual net investment return yield. In 2009, China Life Overseas and the AMC HK signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2009.

In April 2007, Pension Company and the AMC have entered into an agreement, whereby Pension Company agreed to pay the AMC a fixed service fee and a bonus for excess return per annum. The agreement expired in December 2008. In 2009, Pension Company and AMC signed a new agreement with effective period to 31 December 2009. The agreement is subject to an automatic renewal for one year if there is no objection between both parties when expired. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The bonus equals to 10% of the excess return per annum payable annually.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
176	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties (continued)

Note: (continued)

In May 2008, the Company and the AMC HK have entered into a “Offshore Investment Management Service Agreement for Entrusted Fund”, whereby the Company agreed to pay AMC HK Primary and Secondary Market asset management fee. The fixed asset management fee is calculated on a monthly basis, and paid quarterly. Asset management fee for the Primary market is calculated on a rate of 2% of the total investment realised gains. Asset management fee for the Secondary market is calculated by a fixed rate of 0.45%.

The asset management fee charged to the Company and Pension Company by AMC and AMC HK is eliminated in the consolidated statement of comprehensive income statement.

(iii)
The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received in 2008 a fee income of RMB 88 million from CLIC as the reward for such non-transferrable policies.

(iv)
In January 2007, the Company has entered into a property leasing agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC. The rental was payed on a semi annual basis and the rent of the buildings subleased by CLIC was payed directly to the owner. The agreement will expire on December 2009.

In November 2008, the Company, CLIC and IHC entered into a property leasing transfer agreement. According to the agreement, CLIC has effectively transferred the rights and obligations of the property leasing agreement to IHC in June 2008. Apart from the transfer of the rights and obligations, the terms of the original property leasing agreement remains unchanged.

(v)
In November 2008, the Company and CLP&C entered into an agreement, whereby CLP&C entrusted the Company to act as an agent to sell appointed insurance products in authorized areas. The service fee is determined according to cost (tax included) added marginal profit.

(vi)
In May 2008, the Company and CLP&C entered into an agreement, whereby CLP&C’s share capital would increase to RMB3,000 million, of which the Company subscribed for RMB1,200 million. The subscription has been paid on 26 May 2008. CIRC approved the change of registered capital of CLP&C on 6 July 2008.

(vii)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditures mainly comprised of rentals and deposits to CLRE.

(viii)
In April 2007, the Company and GDB entered into a five year individual bank insurance agency agreement. All insurance products suitable for delivery through bank channels are involved in the agreement. GDB will provide services, including selling insurance products, receiving premiums, paying benefits. The company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying number of policy being handled and fixed commission rate which is not more than RMB1 per policy, where GDB handles premiums receipts and benefits payments. The agreement will expire in five years.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	177
For the year ended 31 December 2009
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties (continued)

Note: (continued)
(ix)
In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to sale enterprise annuity funds and provide customer service. The service fee is calculated on a rate of 80% of first year management fee. The agreement term is one year and is subject to an automatic renewal for one year.

In June 2007, the Company and AMC entered into an agreement, whereby AMC entrusted the Company to provide market developing service and enterprise annuity asset management service. The service fee is calculated by the first year actual asset management fee collected deducted by risk reserve and other related fees. The agreement expired on 31 December 2008.

(x)
In June 2008, the Company and China Credit Trust Co., Ltd (“CCTIC”) made capital injection to Pension Company. Pension Company’s share capital was increased to RMB 2,500 million after the capital contribution. As a result, the ownership percentage of the Company, CLIC, AMC and CCTIC was 87.4%, 6.0%, 4.8% and 1.8%, respectively.

(xi)	The Company sold certain floors of the office building which is under construction to Pension Company. The Company received the payment from Pension Company in Feb 2009.
(f)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 31	As at 31
	December 2009	December 2008
	RMB million	RMB million

The Group
Amount due from CLIC (Note 12)	646	684
Amount due from China Life Overseas	15	8
Amount due from CLP&C	22	2
Amount due to CLP&C	(2)	(28)
Amount deposited with GDB	7,098	7,114
Amount due from CLRE	—	1
Amount due to CLRE	—	(8)
Amount due from IHC	34	21
Amount due to IHC	(64)	(33)
The Company
Amount due from Pension Company	56	66
Amount due to AMC	(43)	(68)
Amount due to AMC HK	(1)	(2)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
178	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(g)	Key management compensation

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Salaries and other short-term employee benefits	13	24
Termination benefits	—	—
Post-employment benefits	—	—
Share-based payment	—	—
Other long-term benefits	—	—

Total	13	24

(h)	Transactions with state-owned enterprises

Under IAS 24(amendment), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (amendment) exemption to disclose only qualitative information.

As at 31 December 2009 and 2008, most of bank deposits were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2008, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bank assurance brokerage charges were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; most of bank deposit interest income were from state-owned banks.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	179
For the year ended 31 December 2009
30	SHARE CAPITAL

	As at 31		As at 31		As at 1
	December 2009		December 2008		January 2008
	No. of shares	RMB million	No. of shares	RMB million	No. of shares	RMB million

Registered, authorized, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2009, the Company’s share capital is as follows:

	As at 31 December 2009
	No. of shares	RMB million

Owned by CLIC (Note 36(i))	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.
31	RESERVES
Group

					Exchange
					differences on
					translating
	Additional	Unrealised	Reserve	General	foreign
	paid in capital	gains/(losses)	fund	reserve	operations	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
			(a)	(b)

As at 1 January 2008	53,860	43,509	9,480	4,427	—	111,276
Other comprehensive loss for the year	—	(33,452)	—	—	(1)	(33,453)
Appropriation to reserve	—	—	4,708	1,916	—	6,624

As at 31 December 2008	53,860	10,057	14,188	6,343	(1)	84,447

Other comprehensive income for the year	—	10,745	—	—	—	10,745
Appropriation to reserve	—	—	4,302	3,293	—	7,595

As at 31 December 2009	53,860	20,802	18,490	9,636	(1)	102,787

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
180	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
31	RESERVES (continued)
Company

	Additional	Unrealised	Reserve	General
	paid in capital	gains/(losses)	fund	reserve	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
			(a)	(b)

As at 1 January 2008	53,860	43,467	9,432	4,427	111,186
Other comprehensive loss for the year	—	(33,714)	—	—	(33,714)
Appropriation to reserve	—	—	4,708	1,916	6,624

As at 31 December 2008	53,860	9,753	14,140	6,343	84,096

Other comprehensive income for the year	—	10,794	—	—	10,794
Appropriation to reserve	—	—	4,302	3,293	7,595

As at 31 December 2009	53,860	20,547	18,442	9,636	102,485

(a)
Under relevant PRC law, the Company is required to transfer 10% of its net profit under CAS to statutory reserve fund. The Company appropriated 10% of net profit to the statutory reserve for the year ended 31 December 2009 and 2008, RMB 3,293 million and RMB 1,916 million respectively. The Company also appropriated RMB 2,992 million to the statutory reserve fund under CAS retrospectively reflected in 1 January 2008 due to adoption of MoF new guidance as disclosed in Note 2.1. In May 2009, approved by Annual General Meeting, the Company appropriated RMB 1,009 million to discretionary reserve fund for the year ended 31 December 2008 based on the net profit under A share financial statement (2008: RMB 2,792 million).

(b)
Pursuant to “Financial Standards of Financial Enterprises-Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2009 and 2008, the Company appropriated 10% of net profit under CAS which is RMB 3,293 million and RMB 1,916 million respectively to general reserve for future uncertain disasters, which can not be used for dividend distribution or share capital increment. The Company also appropriated RMB 1,635 million to general reserve under CAS retrospectively reflected in 1 January 2008 due to adoption of MoF new guidance as disclosed in Note 2.1.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under accounting standards generally accepted in PRC or IFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB 78,491 million as at 31 December 2009 (as at 31 December 2008: RMB 60,848 million).

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	181
For the year ended 31 December 2009
32	CONTINGENCIES
The following is a summary of the significant contingent liabilities:

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2009	December 2008	December 2009	December 2008
	RMB million	RMB million	RMB million	RMB million

Pending lawsuits	113	96	113	96

The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.
33	COMMITMENTS
(a)	Capital commitments
i)	Capital commitments for property, plant and equipment

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2009	December 2008	December 2009	December 2008
	RMB million	RMB million	RMB million	RMB million

Contracted but not provided for	488	878	488	620
ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB 500 million to Bohai Venture Capital Fund to Bohai Venture Capital Fund Management Company of which RMB 245 million had been paid at 31 December 2009. The remaining RMB 255 million will be paid when called.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
182	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
33	COMMITMENTS (continued)
(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2009	December 2008	December 2009	December 2008
	RMB million	RMB million	RMB million	RMB million

Land and buildings
Not later than one year	297	238	287	232
Later than one year but not later than five years	478	383	461	381
Later than five years	49	44	49	44

Total	824	665	797	657

The operating lease payments charged to the net profit for the year ended 31 December 2009 was RMB 593 million (for the year ended 31 December 2008: RMB 482 million).
34	INVESTMENTS IN SUBSIDIARIES
Company

	As at 31 December
	2009	2008
	RMB million	RMB million

Unlisted investments at cost	3,865	2,785

The table below presents the basic information of the Company’s subsidiaries at 31 December 2009 (The following subsidiaries are in scope of consolidation):

	Place of	Percentage
	incorporation	of equity		Principal
Name	and operation	interest held	Registered capital	activities

AMC	People’s Republic of China	60% directly	RMB 3,000 million	Asset management

Pension Company	People’s Republic of China	92.20% directly and indirectly	RMB 2,500 million	Pension and annuity

AMC HK	Hong Kong, China	50% indirectly	HKD 60 million	Assent management

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	183
For the year ended 31 December 2009
35	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION
The total compensation package for these directors, supervisors and senior managements for the year ended 31 December 2009 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The amount of the compensation not provided for is not expected to have significant impact to the Group’s 2009 financial statements. The final compensation will be disclosed in a separate announcement when determined.
(a)	Directors’ emoluments

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2009 are as follows:

					Compensation
		Remuneration	Inducement	Other	for loss of office
	Fee	paid	fees	benefits	as director	Total
Name	RMB	RMB	RMB	RMB	RMB	RMB

Yang Chao	—	864,168	—	—	—	864,168
Wan Feng	—	929,600	—	—	—	929,600
Lin Dairen	—	855,733	—	—	—	855,733
Liu Yingqi	—	855,733	—	—	—	855,733
Miao Jianmin	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—
Sun Shuyi	—	—	—	—	—	—
Ma Yongwei	—	—	—	—	—	—
Sun Changji	—	—	—	—	—	—
Zhou Dexi (a)	112,500	—	—	—	—	112,500
Cai Rang (a)	112,500	—	—	—	—	112,500
Wei Weifeng (a)	112,500	—	—	—	—	112,500
Mo Boshi (b)	157,500	—	—	—	—	157,500

Note:

(a)	Resigned as independent director in 2008 annual general meeting, on 25 May 2009.

(b)	Appointed as independent director in 2008 annual general meeting, on 25 May 2009.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
184	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
35	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)
(a)	Directors’ emoluments (continued)

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2008 are as follows:

					Compensation
		Remuneration	Inducement	Other	for loss of office
	Fee	paid	fees	benefits	as director	Total
Name	RMB	RMB	RMB	RMB	RMB	RMB

Yang Chao	—	1,680,000	—	—	—	1,680,000
Wan Feng	—	1,600,000	—	—	—	1,600,000
Lin Dairen (a)	—	1,510,000	—	—	—	1,510,000
Liu Yingqi (a)	—	1,510,000	—	—	—	1,510,000
Miao Jianmin (a)	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—
Long Yongtu	300,000	—	—	—	—	300,000
Sun Shuyi	320,000	—	—	—	—	320,000
Ma Yongwei	300,000	—	—	—	—	300,000
Chau Tak Hay	320,000	—	—	—	—	320,000
Cai Rang	320,000	—	—	—	—	320,000
Ngai Waifung	320,000	—	—	—	—	320,000

Note:

(a)	Appointed on 27 October 2008.
In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, amount of which has not been apportioned between their services to the Company and their services to CLIC.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Notes to the Consolidated Financial Statements	185
For the year ended 31 December 2009
35	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)
(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2009 are as follows:

	Remuneration	Inducement	Other
	paid	fees	benefits	Total
Name	RMB	RMB	RMB	RMB

Xia Zhihua	855,733	—	—	855,733
Shi Xiangming (a)	337,283	—	—	337,283
Yang Hong	553,000	—	—	553,000
Wang Xu (a)	322,583	—	—	322,583
Tian Hui	120,000	—	—	120,000

Note:

(a)	Appointed on 25 May 2009.
The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2008 are as follows:

	Remuneration	Inducement	Other
	paid	fees	benefits	Total
Name	RMB	RMB	RMB	RMB

Xia Zhihua	1,510,000	—	—	1,510,000
Wu Weimin	800,000	—	—	800,000
Qing Ge	800,000	—	—	800,000
Yang Hong	790,000	—	—	790,000
Tian Hui	—	—	150,000	150,000

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
186	Notes to the Consolidated Financial Statements
For the year ended 31 December 2009
35	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)
(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include four (2008: four) directors whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining one (2008: one) highest paid individuals are as follows:

	2009	2008
	RMB	RMB

Fees
Basic salaries, housing allowances, and other allowances and benefits in kind	2,928,442	4,347,230

The emoluments fell within the following bands:

	Number of individuals
	2009	2008

RMB2,000,000 – RMB3,000,000	1	—
RMB4,000,000 – RMB4,500,001	—	1
RMB6,000,000 – RMB6,500,000	—	—

No emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.
36	SUBSEQUENT EVENTS
(i)
The 36-month restriction of 19,323,530,000 ordinary shares held by the CLIC expired on 11 January 2010, of which 19,173,530,000 shares are publically traded and 150,000,000 shares are frozen due to regulatory requirement.

(ii)
On 27 December 2009, the Group purchased 934 million shares of Sino-Ocean Land Holdings Limited (“Sino-ocean”, a HKSE listed company) at the total cost of HKD 5,819 million. As a result of this acquisition, the Group became the second largest shareholder by holding 16.57% of the total Sino-ocean shares outstanding.

On 12 January 2010, the Group acquired 423 million more shares of Sino-ocean. As a result of this acquisition, the Group became the largest shareholder by holding 24.08% equity interest of Sino-ocean.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Embedded Value	187
BACKGROUND
China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.
China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting bases. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.
It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.
Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.
The values shown below do not consider the future financial effect of the Policy Management Agreement Between China Life Insurance (Group) Company (“CLIC”) and China Life Insurance Company Limited, the Non-competition Agreement Between CLIC and China Life Insurance Company Limited, the Trademark License Agreement Between CLIC and China Life Insurance Company Limited, and the Property Leasing Agreement Between China Life Investment Holding Company Limited and China Life Insurance Company Limited, nor the future financial impact of transactions of China Life Insurance Company Limited with China Life Asset Management Company Limited, China Life Pension Company Limited, and China Life Property and Casualty Insurance Company Limited.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
188	Embedded Value
DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES
The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.
“Adjusted net worth” is equal to the sum of:
•	Net assets, defined as assets less PRC statutory policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.
The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.
The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory reserves and solvency margins at the required regulatory minimum level.
The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.
PREPARATION AND REVIEW
The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Report on Towers Watson Review and Opinion on Embedded Value” section.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Embedded Value	189
ASSUMPTIONS
Economic assumptions:
The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.6% in 2009 and grading to 5.35% in 2012, rising to 5.5% in 2013 (remaining level thereafter). An average of 15% from 2009 to 2016, and 13% in 2017 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.
Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.
SUMMARY OF RESULTS
The embedded value as at 31 December, 2009, and the value of one year’s sales for the 12 months to 31 December, 2009, and their corresponding results in 2008 are shown below.
Table 1
Components of Embedded Value and Value of One Year’s Sales (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

ITEM		2009	2008

A	Adjusted Net Worth	159,948	137,816
B	Value of In-Force Business before Cost of Solvency Margin	149,387	122,898
C	Cost of Solvency Margin	(24,106)	(20,626)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	125,282	102,271
E	Embedded Value (A + D)	285,229	240,087
F	Value of One Year’s Sales before Cost of Solvency Margin	21,352	17,528
G	Cost of Solvency Margin	(3,638)	(3,604)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	17,713	13,924

Note:	Numbers may not be additive due to rounding.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
190	Embedded Value
MOVEMENT ANALYSIS
The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.
Table 2
Analysis of Embedded Value Movement in the Year of 2009 (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

ITEM		RMB million

A	Embedded Value at Start of Year	240,087
B	Expected Return on Embedded Value	21,123
C	Value of New Business in the Period	17,713
D	Operating Experience Variance	(560)
E	Investment Experience Variance	19,590
F	Methodology, Model and Assumption Changes	(1,155)
G	Market Value Adjustment	(4,283)
H	Exchange Gains or Losses	(28)
I	Shareholder Dividend Distribution	(6,500)
J	Other	(757)
K	Embedded Value as at 31 Dec 2009 (sum A through J)	285,229

Notes: 1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:
B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2009 plus the expected return on investments supporting the 2009 opening net worth.

C	Value of new business sales in 2009.

D	Reflects the difference between actual experience in 2009 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2009.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of year 2009 to the end of 2009, and other related adjustments.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2009.

J	Other miscellaneous items.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
Embedded Value	191
SENSITIVITY TESTING
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.
Table 3
Sensitivity Results (RMB million)

	Scenarios 1-16: Assuming the method	VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
	to determine taxable income for 2009	BUSINESS AFTER COST OF	SALES AFTER COST OF
	and thereafter was the same as that in 2008	SOLVENCY MARGIN	SOLVENCY MARGIN

	Base case scenario	125,282	17,713
1.	Risk discount rate of 11.5%	118,536	16,706
2.	Risk discount rate of 10.5%	132,544	18,800
3.	10% increase in investment return	148,993	20,492
4.	10% decrease in investment return	101,664	14,958
5.	10% increase in expenses	123,264	16,211
6.	10% decrease in expenses	127,297	19,215
7.	10% increase in mortality rate for non-annuity products
	and 10% decrease in mortality rate for annuity products	123,782	17,581
8.	10% decrease in mortality rate for non-annuity products
	and 10% increase in mortality rate for annuity products	126,802	17,847
9.	10% increase in lapse rates	123,681	17,461
10.	10% decrease in lapse rates	126,962	17,974
11.	10% increase in morbidity rates	123,562	17,546
12.	10% decrease in morbidity rates	127,016	17,882
13.	10% increase in claim ratio of short term business	125,029	17,200
14.	10% decrease in claim ratio of short term business	125,534	18,227
15.	Solvency margin at 150% of statutory minimum	113,229	15,894
16.	Using 2008 EV assumptions	126,117	17,994
17.	Projected taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	120,004	17,227

		Adjusted Net Worth
	Base Case Scenario	159,948
18.	Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” for 2009	156,112

Note:	Scenarios 17 and 18 reflect the sensitivity to a different approach in determining the taxable income.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2009
192	Embedded Value
REPORT ON TOWERS WATSON REVIEW AND OPINION ON EMBEDDED VALUE
To The Directors of China Life Insurance Company Limited
China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2009 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.
China Life has engaged Towers Watson Pennsylvania Inc., trading as Towers Watson (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.
Scope of work
Our scope of work covered:
•
a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2009, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2009;

•	a review of the results of China Life’s calculation of the EV Results.
In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.
Opinion
Based on the scope of work above, we have concluded that:
•
the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC, the methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•
the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.
For and on behalf of Towers Watson
Adrian Liu FIAA FCAA
26th March 2010